PROSPECTUS

Filed Pursuant to Rule 424(b)3

Registration No. 333-205676

34,000,000 Shares of Common Stock

of

Guided Therapeutics, Inc.

________________________

This prospectus relates to up to 34,000,000 shares of our common stock, issuable upon conversion of, or payable as dividends on, our Series C preferred stock issued in a June 30, 2015 private placement.

The offer and sale of these shares of our common stock are being registered to fulfill our contractual obligations under a registration rights agreement we entered into with certain investors, including the selling stockholder named in this prospectus.

These shares may be sold from time to time by the selling stockholder at prevailing market prices or prices negotiated at the time of sale. See “Plan of Distribution” and “Selling Stockholder.” These shares may be issued upon conversion of, or payments of dividends on, securities issued to the selling stockholder in transactions exempt from registration under the Securities Act of 1933, or Securities Act.

We will not receive any cash proceeds from the sale of shares by the selling stockholder. We will pay the expenses of registering the offer and sales of these shares.

Our common stock is listed on the OTCQB marketplace under the symbol “GTHP.” The last reported sale price of our common stock on the OTCQB on July 10, 2015 was $0.11 per share. The selling stockholder will sell at prevailing market prices per share, at the time of sale, at fixed prices, at varying prices determined at the time of sale, or at negotiated prices.

Investing in our common stock involves a high degree of risk. These risks are described under the caption “Risk Factors” that begins on page 4 of this prospectus.

Neither the Securities and Exchange Commission, or SEC, nor any state securities commission has approved or disapproved of the securities that may be offered under this prospectus, nor have any of these organizations determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 30, 2015.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS	ii
SUMMARY	1
RISK FACTORS	4
USE OF PROCEEDS	12
SELLING STOCKHOLDER	12
PLAN OF DISTRIBUTION	13
DESCRIPTION OF SECURITIES	16
OUR BUSINESS	21
PROPERTIES	28
LEGAL PROCEEDINGS	28
MARKET FOR OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS	29
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	30
DIRECTORS AND EXECUTIVE OFFICERS	36
EXECUTIVE COMPENSATION	40
SHARE OWNERSHIP OF DIRECTORS, OFFICERS AND CERTAIN BENEFICIAL OWNERS	42
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE	43
LEGAL MATTERS	43
EXPERTS	43
WHERE YOU CAN GET MORE INFORMATION	44

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ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus or a prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. You should assume that the information appearing in this prospectus is accurate only as of the date hereof. Our business, financial condition, results of operations and prospects may have changed.

The terms “Guided Therapeutics,” “Company,” “our,” “we,” and “us,” as used in this prospectus, refer to Guided Therapeutics, Inc. and its wholly owned subsidiary.

FORWARD-LOOKING STATEMENTS

Statements in this prospectus, which express “belief,” “anticipation” or “expectation,” as well as other statements that are not historical facts, are forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from historical results or anticipated results, including those identified in the foregoing “Risk Factors” and elsewhere in this prospectus. Examples of these uncertainties and risks include, but are not limited to:

•	access to sufficient debt or equity capital to meet our operating and financial needs;
•	the extent of dilution of the holdings of our existing stockholders upon the issuance, conversion or exercise of securities issued as part of our capital-raising efforts;
•	whether and when we or any potential strategic partners will obtain approval from the U.S. Food and Drug Administration (“FDA”) and corresponding foreign agencies;
•	the effectiveness and ultimate market acceptance of our products and our ability to generate sufficient sales revenues to sustain our growth and strategy plans;
•	whether our products in development will prove safe, feasible and effective;
•	our need to achieve manufacturing scale-up in a timely manner, and our need to provide for the efficient manufacturing of sufficient quantities of our products;
•	the lack of immediate alternate sources of supply for some critical components of our products;
•	our ability to establish and protect the proprietary information on which we base our products, including our patent and intellectual property position;
•	the need to fully develop the marketing, distribution, customer service and technical support and other functions critical to the success of our product lines;
•	the dependence on potential strategic partners or outside investors for funding, development assistance, clinical trials, distribution and marketing of some of our products; and
•	other risks and uncertainties described from time to time in our reports filed with the SEC.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by which, such performance or results will be achieved. Forward-looking information is based on information available at the time and/or management’s good faith belief with respect to future events, and is subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the statements.

Forward-looking statements speak only as of the date the statements are made. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect thereto or with respect to other forward-looking statements.

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SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary is not complete and may not contain all of the information that may be important to you. We urge you to read the entire prospectus carefully, including the ‘‘Risk Factors’’ section, before making an investment decision.

Our Company

We are a medical technology company focused on developing innovative medical devices that have the potential to improve healthcare. Our primary focus is the commercialization of our LuViva® Advanced Cervical Scan non-invasive cervical cancer detection device. Our technology, including products in research and development, primarily relates to biophotonics technology for the non-invasive detection of cancers.

We are a Delaware corporation, originally incorporated in 1992 under the name “SpectRx, Inc.,” and, on February 22, 2008, changed our name to Guided Therapeutics, Inc. At the same time, we renamed our wholly owned subsidiary, InterScan, which originally had been incorporated as “Guided Therapeutics.”

Since our inception, we have raised capital through the private sale of preferred stock and debt securities, public and private sales of common stock, funding from collaborative arrangements, and grants.

Our prospects must be considered in light of the substantial risks, expenses and difficulties encountered by entrants into the medical device industry. This industry is characterized by an increasing number of participants, intense competition and a high failure rate. We have experienced operating losses since our inception and, as of March 31, 2015, we have an accumulated deficit of approximately $114.3 million. To date, we have engaged primarily in research and development efforts and the early stages of marketing our products. We do not have significant experience in manufacturing, marketing or selling our products. We may not be successful in growing sales for our products. Moreover, we may not obtain required regulatory clearances or approvals in a timely manner, or at all. Our products may not ever gain market acceptance and we may not ever generate significant revenues or achieve profitability. The development and commercialization of our products requires substantial development, regulatory, sales and marketing, manufacturing and other expenditures. We expect our operating losses to continue through at least the end of 2015 as we continue to expend substantial resources to introduce LuViva, obtain regulatory clearances or approvals, build our marketing, sales, manufacturing and finance capabilities and conduct further research and development.

Our product revenues to date have been limited. In 2013, the majority of our revenues were from grants from the National Cancer Institute, or NCI, and the National Institutes of Health, or NIH, and revenue from the sale of LuViva devices. In 2014, the majority of our revenues were from the sale of LuViva devices and disposables, as well as some revenue from NIH grants and licensing agreement fees. We expect that the majority of our revenue in 2015 will be derived from revenue from the sale of LuViva devices and disposables.

Recent Developments

On July 28, 2015, we announced that our Turkish distributor had signed a four-year deal, valued at $10 million to us, to sell LuViva devices and disposables to the Turkish Ministry of Health.

On June 29, 2015, we entered into a securities purchase agreement with certain accredited investors for the issuance and sale of an aggregate of 6,737 shares of our Series C convertible preferred stock, at a purchase price of $750 per share and an initial conversion price of $0.095 per share, and five-year warrants exercisable to purchase an aggregate of approximately 106.4 million shares of our common stock at an initial exercise price of $0.095 per share, subject to certain customary adjustments and anti-dilution provisions. On June 30, we consummated the initial closing of this transaction, by issuing 3,334 shares of Series C preferred stock to the selling stockholder named in this prospectus, as well as a warrant exercisable for 52,642,105 shares of common stock. On July 10, 2015, the remaining holders of our Series B preferred stock not already party to the agreement and a holder of a promissory note we previously issued were joined as parties, and will purchase an additional 432 shares of Series C preferred stock and receive additional warrants to purchase 6,821,053 shares of our common stock, all on the same terms as the original parties to the agreement. In connection with the private placement, we entered into a registration rights agreement pursuant to which we have certain contractual obligations to register the shares of common stock issuable upon conversion of, or payments of dividends on, the Series C preferred stock and the exercise of the warrants. The second closing is contingent upon, among other things, approval by our stockholders of an amendment to our certificate of incorporation increasing the amount of authorized common stock available for issuance. At the second closing, investors holding shares of Series B preferred stock or the promissory note we previously issued will be entitled to exchange those shares or the outstanding promissory note, in lieu of making a cash payment, on a dollar-for-dollar basis, on the same terms as each other investor. We expect to receive $1,500,000 in gross cash proceeds in the second closing.

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On June 29, 2015, we entered into the latest of a series of amendment agreements with Tonaquint, Inc. (dated March 10, 2015, May 4, 2015, June 1, 2015, and June 16, 2015, in addition to June 29, 2015), pursuant to each of which the terms of the secured promissory note issued to Tonaquint on September 10, 2014 were amended to, among other things, extend the date upon which the balance of the note is due, ultimately to August 31, 2016. During the extension, interest on the note has been accruing, and will continue to accrue, at a rate of the lesser of 18% per year or the maximum rate permitted by applicable law. Pursuant to the amendments, we have granted Tonaquint the right to convert up to $450,000 in outstanding balance into shares of our common stock, which limit will increase by $75,000 monthly beginning August 2015, at a conversion price per share equal to the lower of (1) $0.25 and (2) 75% of the lowest daily volume weighted average price per share of our common stock during the five business days prior to conversion. If the conversion price at the time of any conversion request would be lower than $0.15 per share, we have the option of delivering the conversion amount in cash in lieu of shares of our common stock.

On June 25 and 26, 2015, we entered into various agreements with holders of the warrants originally issued in December 2014, pursuant to which each holder separately agreed to exchange its warrant for two new warrants that, unlike the original warrant, do not contain any price- or share-reset provisions. Each new warrant is exercisable for the same number of shares of our common stock as the original warrant, at any time beginning December 2, 2015 and ending December 2, 2020. The exercise price of the first new warrant is $0.09 per share and the second new warrant is $0.11 per share but, aside from the exercise price, the new warrants are identical in terms to each other. As additional consideration, we agreed to issue an aggregate of approximately 3.1 million shares of our common stock to the holders, pro rata based on the amount of shares underlying their original warrants. The holders further agreed to amend to the securities purchase agreement, dated December 2, 2014, that governed (among other things) the issuance of the original warrants. Effective June 26, 2015, the amendment removed the provisions in the securities purchase agreement prohibiting us from entering into “variable-rate transactions” or undertaking a reverse or forward stock split or reclassification of our common stock without the consent of the holders.

In connection with the agreement with one of the holders, Magna Equities, II, LLC, on June 25, 2015 we also agreed to exchange an outstanding senior convertible note held by Magna for a new note, in stated principal amount equal to the then-outstanding principal on the original note. The new note had the same terms as the original note, except that, among other things, Magna was temporarily prohibited from converting any of the balance into shares of our common stock. On June 30, 2015, we paid in full the entire balance of the new note.

Effective June 19, 2015, we amended the Certificate of Designations, Preferences and Rights of our Series B convertible preferred stock to provide that our board of directors may designate an issuance of our common stock (or security exercisable for or convertible into common stock) as an “excepted issuance” that, as a result of such designation, would be exempt from the “lower price issuance” anti-dilution provisions of the Series B preferred stock. Prior to the amendment, our board did not have this authority. See “Description of Securities—Preferred Stock.” In order to secure the consent to the amendment of the holders of the Series B preferred stock, effective June 19, 2015 we agreed with each Series B holder to reduce the exercise price on certain “Tranche A” and “Tranche B” warrants, originally issued to the Series B holders on May 21, 2013. We reduced the “Tranche A” warrant exercise price per share from $1.08 to $0.10455, and the “Tranche B” warrant exercise price per share from $0.10455 to $0.09. We further agreed to grant the Series B holders the right to participate in our next capital-raising transaction by exchanging their shares of Series B preferred stock for the securities to be offered in any such transaction. Separately, we informed all other holders of outstanding “Tranche A” and “Tranche B” warrants that we had lowered the exercise prices per share for those warrants to $0.10455 and $0.09, respectively.

On May 29, 2015, we held our annual meeting of stockholders in Atlanta, Georgia. At the meeting, stockholders approved the reelection of our board of directors, an amendment to our certificate of incorporation to increase the number of authorized shares of our common stock to a total of 245,000,000 shares, the compensation of our named executive officers, and the appointment of UHY, LLP as our independent auditors for fiscal year 2015.

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On May 19, 2015, we announced that we had received notification from the FDA regarding the pre-market approval (“PMA”) application for LuViva. In its most recent communication, the FDA advised us that our PMA amendment, filed in July 2014, was not approvable in its current form. While the agency advised us that more patient data would likely be necessary to amend the current application, the agency also stated its willingness to consider alternative approaches to move the product to approvable form.

On April 15, 2015, we announced that we had completed the sale of 4.0 million shares of our common stock and warrants to purchase an additional 2.0 million shares, for an aggregate purchase price of $720,000, in a private placement to accredited investors. In conjunction with the investment, we signed a letter of intent with the investors to negotiate the exclusive distribution rights for LuViva in China. The letter of intent calls for the sale of five LuViva devices and associated single use disposables to Hong Kong and China, for clinical testing and regulatory evaluation.

The Offering

Common stock that may be offered by the selling stockholder	34,000,000 shares of our common stock. See “Selling Stockholder” on page 12.
Use of proceeds	We will not receive any proceeds from the resale of the shares of common stock. We intend to use the net proceeds from the sale of the shares of Series C preferred stock for general corporate purposes, which may include repayment pursuant to their terms of our outstanding convertible debt. See “Use of Proceeds” on page 12.
Market for the common stock	Our common stock is listed on the OTCQB marketplace under the symbol “GTHP.” See “Market for Our Common Stock and Related Stockholder Matters” on page 29.
Risk factors	You should read “Risk Factors” beginning on page 4 for an explanation of the risks of investing in our common stock.

Our principal executive and operations facility is located at 5835 Peachtree Corners East, Suite D, Norcross, Georgia 30092, and our telephone number is (770) 242-8723.

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RISK FACTORS

Your investment in shares of our common stock involves substantial risks. In consultation with your own advisers, you should carefully consider, among other matters, the factors set forth below before deciding whether an investment in shares of our common stock is suitable for you. If any of the risks contained in this prospectus develop into actual events, our business, financial condition, liquidity, results of operations and prospects could be materially and adversely affected, the market price of our common stock could decline and you may lose all or part of your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. See “Forward-Looking Statements” in this prospectus.

Although we will be required to raise additional funds during the third quarter of 2015, there is no assurance that such funds can be raised on terms that we would find acceptable, on a timely basis, or at all.

Additional debt or equity financing will be required for us to continue as a going concern. We may seek to obtain additional funds for the financing of our cervical cancer detection business through additional debt or equity financings and/or new collaborative arrangements. Management believes that additional financing, if obtainable, will be sufficient to support planned operations only for a limited period. Management has implemented operating actions to reduce cash requirements. Any required additional funding may not be available on terms attractive to us, on a timely basis, or at all.

If we cannot obtain additional funds or achieve profitability, we may not be able to continue as a going concern.

Because we must obtain additional funds through further financing transactions or through new collaborative arrangements in order to grow the revenues of our cervical cancer detection product line, there exists substantial doubt about our ability to continue as a going concern. Therefore, it will be necessary to raise additional funds. There can be no assurance that we will be able to raise these additional funds. If we do not secure additional funding when needed, we will be unable to conduct all of our product development efforts as planned, which may cause us to alter our business plan in relation to the development of our products. Even if we obtain additional funding, we will need to achieve profitability thereafter.

Our independent registered public accountants’ report on our consolidated financial statements as of and for the year ended December 31, 2014, and their review report of our consolidated financial statements as of the quarter ended March 31, 2015, indicated that there was substantial doubt about our ability to continue as a going concern because we had suffered recurring losses from operations and had an accumulated deficit of $114.3 million at March 31, 2015, summarized as follows:

Accumulated deficit, from inception to 12/31/2012	$92.1 million
Net Loss for fiscal year 2013	$7.2 million
Deemed dividends for fiscal year 2013	$3.7 million
Accumulated deficit, from inception to 12/31/2013	$103.0 million
Preferred dividends	$0.2 million
Net Loss for fiscal year 2014	$9.9 million
Accumulated deficit, from inception to 12/31/2014	$113.1 million
Net Loss for quarter ended 03/31/2015	$1.2 million
Accumulated deficit, from inception to 03/31/2015	$114.3 million

Our management has implemented reductions in operating expenditures and reductions in some development activities. We have determined to make cervical cancer detection the focus of our business. We are managing the development of our other programs only when funds are made available to us via grants or contracts with government entities or strategic partners. However, there can be no assurance that we will be able to successfully implement or continue these plans.

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If we cannot obtain additional funds when needed, we will not be able to implement our business plan.

We will require substantial additional capital to develop our products, including completing product testing and clinical trials, obtaining all required regulatory approvals and clearances, scaling up manufacturing, and marketing our products. We have historically financed our operations though the private sale of preferred stock and debt securities, public and private sales of common stock, funding from collaborative arrangements, and grants. We believe funds on hand as of date of this report, along with funds from government contracts and grants, will be sufficient to support planned operations through the third quarter of 2015. Any failure to achieve adequate funding in a timely fashion would delay our development programs and could lead to abandonment of one or more of our development initiatives. To the extent we cannot obtain additional funding, our ability to continue to develop and introduce products to market will be limited. Further, financing our operations through the public or private sale of debt or equity may involve restrictive covenants or other provisions that could limit how we conduct our business or finance our operations. Financing our operations through collaborative arrangements generally means that the obligations of the collaborative partner to fund our expenditures are largely discretionary and depend on a number of factors, including our ability to meet specified milestones in the development and testing of the relevant product. We may not be able to obtain an acceptable collaboration partner, and even if we do, we may not be able to meet these milestones, or the collaborative partner may not continue to fund our expenditures.

We do not have a long operating history, especially in the cancer detection field, which makes it difficult to evaluate our business.

Although we have been in existence since 1992, we have only recently begun the process of commercializing our cervical cancer detection technology. Because limited historical information is available on our revenue trends and operations for our cancer detection programs it is difficult to evaluate our business. Our prospects must be considered in light of the substantial risks, expenses, uncertainties and difficulties encountered by entrants into the medical device industry, which is characterized by increasing intense competition and a high failure rate.

We have a history of losses, and we expect losses to continue.

We have never been profitable and we have had operating losses since our inception. We expect our operating losses to continue as we continue to expend substantial resources to complete development of our products, obtain regulatory clearances or approvals, build our marketing, sales, manufacturing and finance capabilities, and conduct further research and development. The further development and commercialization of our products will require substantial development, regulatory, sales and marketing, manufacturing and other expenditures. We have only generated limited revenues from product sales. Our accumulated deficit was approximately $114.3 million at March 31, 2015.

Our ability to sell our products is controlled by government regulations, and we may not be able to obtain any necessary clearances or approvals.

The design, manufacturing, labeling, distribution and marketing of medical device products are subject to extensive and rigorous government regulation, which can be expensive and uncertain and can cause lengthy delays before we can begin selling our products.

In the United States, the FDA’s actions could delay or prevent our ability to sell our products, which would adversely affect our growth and strategy plans.

In order for us to market our products in the United States, we must obtain clearance or approval from the FDA. We cannot be sure that:

•	we, or any collaborative partner, will make timely filings with the FDA;
•	the FDA will act favorably or quickly on these submissions;
•	we will not be required to submit additional information or perform additional clinical studies; or
•	other significant difficulties and costs will not be encountered to obtain FDA clearance or approval.

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It can take several years from initial filing of a PMA application and require the submission of extensive supporting data and clinical information. The FDA may impose strict labeling or other requirements as a condition of its clearance or approval, any of which could limit our ability to market our products. Further, if we wish to modify a product after FDA approval of a PMA application, including changes in indications or other modifications that could affect safety and efficacy, additional clearances or approvals will be required from the FDA. Any request by the FDA for additional data, or any requirement by the FDA that we conduct additional clinical studies, could result in a significant delay in bringing our products to market and substantial additional research and other expenditures. Similarly, any labeling or other conditions or restrictions imposed by the FDA could hinder our ability to effectively market our products. Any of the above actions by the FDA could delay or prevent altogether our ability to market and distribute our products. Further, there may be new FDA policies or changes in FDA policies that could be adverse to us.

In foreign countries, including European countries, we are also subject to government regulation, which could delay or prevent our ability to sell our products in those jurisdictions.

In order for us to market our products in Europe and some other international jurisdictions, we and our distributors and agents must obtain required regulatory registrations or approvals. We must also comply with extensive regulations regarding safety, efficacy and quality in those jurisdictions. We may not be able to obtain the required regulatory registrations or approvals, or we may be required to incur significant costs in obtaining or maintaining any regulatory registrations or approvals we receive. Delays in obtaining any registrations or approvals required for marketing our products, failure to receive these registrations or approvals, or future loss of previously obtained registrations or approvals would limit our ability to sell our products internationally. For example, international regulatory bodies have adopted various regulations governing product standards, packaging requirements, labeling requirements, import restrictions, tariff regulations, duties and tax requirements. These regulations vary from country to country. In order to sell our products in Europe, we must maintain ISO 13485:2003 certification and CE mark certification, which is an international symbol of quality and compliance with applicable European medical device directives. Failure to maintain ISO 13485:2003 certification or CE mark certification or other international regulatory approvals would prevent us from selling in some countries in the European Union.

Even if we obtain clearance or approval to sell our products, we are subject to ongoing requirements and inspections that could lead to the restriction, suspension or revocation of our clearance.

We, as well as any potential collaborative partners, will be required to adhere to applicable FDA regulations regarding good manufacturing practice, which include testing, control, and documentation requirements. We are subject to similar regulations in foreign countries. Ongoing compliance with good manufacturing practice and other applicable regulatory requirements will be strictly enforced in the United States through periodic inspections by state and federal agencies, including the FDA, and in international jurisdictions by comparable agencies. Failure to comply with these regulatory requirements could result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, failure to obtain premarket clearance or premarket approval for devices, withdrawal of approvals previously obtained, and criminal prosecution. The restriction, suspension or revocation of regulatory approvals or any other failure to comply with regulatory requirements would limit our ability to operate and could increase our costs.

Our success largely depends on our ability to obtain and protect the proprietary information on which we base our products.

Our success depends in large part upon our ability to maintain and protect the proprietary nature of our technology through the patent process, as well as our ability to license from others patents and patent applications necessary to develop our products. If any of our patents are successfully challenged, invalidated or circumvented, or our right or ability to manufacture our products was to be limited, our ability to continue to manufacture and market our products could be adversely affected. In addition to patents, we rely on trade secrets and proprietary know-how, which we seek to protect, in part, through confidentiality and proprietary information agreements. The other parties to these agreements may breach these provisions, and we may not have adequate remedies for any breach. Additionally, our trade secrets could otherwise become known to or be independently developed by competitors.

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As of June 30, 2015, we have been issued, or have rights to, 22 U.S. patents (including those under license). In addition, we have filed for, or have rights to, six U.S. patents (including those under license) that are still pending. There are additional international patents and pending applications. One or more of the patents we hold directly or license from third parties, including those for our cervical cancer detection products, may be successfully challenged, invalidated or circumvented, or we may otherwise be unable to rely on these patents. These risks are also present for the process we use or will use for manufacturing our products. In addition, our competitors, many of whom have substantial resources and have made substantial investments in competing technologies, may apply for and obtain patents that prevent, limit or interfere with our ability to make, use and sell our products, either in the United States or in international markets.

The medical device industry has been characterized by extensive litigation regarding patents and other intellectual property rights. In addition, the U.S. Patent and Trademark Office, or USPTO, may institute interference proceedings. The defense and prosecution of intellectual property suits, USPTO proceedings and related legal and administrative proceedings are both costly and time consuming. Moreover, we may need to litigate to enforce our patents, to protect our trade secrets or know-how, or to determine the enforceability, scope and validity of the proprietary rights of others. Any litigation or interference proceedings involving us may require us to incur substantial legal and other fees and expenses and may require some of our employees to devote all or a substantial portion of their time to the proceedings. An adverse determination in the proceedings could subject us to significant liabilities to third parties, require us to seek licenses from third parties or prevent us from selling our products in some or all markets. We may not be able to reach a satisfactory settlement of any dispute by licensing necessary patents or other intellectual property. Even if we reached a settlement, the settlement process may be expensive and time consuming, and the terms of the settlement may require us to pay substantial royalties. An adverse determination in a judicial or administrative proceeding or the failure to obtain a necessary license could prevent us from manufacturing and selling our products.

We may not be able to generate sufficient sales revenues to sustain our growth and strategy plans.

Our cervical cancer diagnostic activities have been financed to date through a combination of government grants, strategic partners and direct investment. Growing revenues for this product is the main focus of our business. In order to effectively market the cervical cancer detection product, additional capital will be needed. We need to complete the FDA filing process for our cervical cancer diagnostic product and obtain capital investment for a U.S. launch.

Additional product lines involve the modification of the cervical cancer detection technology for use in other cancers. These product lines are only in the earliest stages of research and development and are currently not projected to reach market for several years. Our goal is to receive enough funding from government grants and contracts, as well as payments from strategic partners, to fund development of these product lines without diverting funds or other necessary resources from the cervical cancer program.

Because our products, which use different technology or apply technology in different ways than other medical devices, are or will be new to the market, we may not be successful in launching our products and our operations and growth would be adversely affected.

Our products are based on new methods of cancer detection. If our products do not achieve significant market acceptance, our sales will be limited and our financial condition may suffer. Physicians and individuals may not recommend or use our products unless they determine that these products are an attractive alternative to current tests that have a long history of safe and effective use. To date, our products have been used by only a limited number of people, and few independent studies regarding our products have been published. The lack of independent studies limits the ability of doctors or consumers to compare our products to conventional products.

If we are unable to compete effectively in the highly competitive medical device industry, our future growth and operating results will suffer.

The medical device industry in general and the markets in which we expect to offer products in particular, are intensely competitive. Many of our competitors have substantially greater financial, research, technical, manufacturing, marketing and distribution resources than we do and have greater name recognition and lengthier operating histories in the health care industry. We may not be able to effectively compete against these and other competitors. A number of competitors are currently marketing traditional laboratory-based tests for cervical cancer screening and diagnosis. These tests are widely accepted in the health care industry and have a long history of accurate and effective use. Further, if our products are not available at competitive prices, health care administrators who are subject to increasing pressures to reduce costs may not elect to purchase them. Also, a number of companies have announced that they are developing, or have introduced, products that permit non-invasive and less invasive cancer detection. Accordingly, competition in this area is expected to increase.

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Furthermore, our competitors may succeed in developing, either before or after the development and commercialization of our products, devices and technologies that permit more efficient, less expensive non-invasive and less invasive cancer detection. It is also possible that one or more pharmaceutical or other health care companies will develop therapeutic drugs, treatments or other products that will substantially reduce the prevalence of cancers or otherwise render our products obsolete.

We have little manufacturing experience, which could limit our growth.

We do not have manufacturing experience that would enable us to make products in the volumes that would be necessary for us to achieve significant commercial sales, and we rely upon our suppliers. In addition, we may not be able to establish and maintain reliable, efficient, full scale manufacturing at commercially reasonable costs in a timely fashion. Difficulties we encounter in manufacturing scale-up, or our failure to implement and maintain our manufacturing facilities in accordance with good manufacturing practice regulations, international quality standards or other regulatory requirements, could result in a delay or termination of production. To date, our manufacturing activities have included since-discontinued products. In addition, we are only at the initial phase of manufacturing the LuViva device. In the past, we have had substantial difficulties in establishing and maintaining manufacturing for these products and those difficulties impacted our ability to increase sales. Companies often encounter difficulties in scaling up production, including problems involving production yield, quality control and assurance, and shortages of qualified personnel.

Since we rely on sole source suppliers for our products, any failure of those suppliers to perform would hurt our operations.

Several of the components used in our products or planned products, are available from only one supplier, and substitutes for these components could not be obtained easily or would require substantial modifications to our products. Any significant problem experienced by one of our sole source suppliers may result in a delay or interruption in the supply of components to us until that supplier cures the problem or an alternative source of the component is located and qualified. Any delay or interruption would likely lead to a delay or interruption in our manufacturing operations. For our products that require premarket approval, the inclusion of substitute components could require us to qualify the new supplier with the appropriate government regulatory authorities. Alternatively, for our products that qualify for premarket notification, the substitute components must meet our product specifications.

Because we operate in an industry with significant product liability risk, and we have not specifically insured against this risk, we may be subject to substantial claims against our products.

The development, manufacture and sale of medical products entail significant risks of product liability claims. We currently have no product liability insurance coverage beyond that provided by our general liability insurance. Accordingly, we may not be adequately protected from any liabilities, including any adverse judgments or settlements, we might incur in connection with the development, clinical testing, manufacture and sale of our products. A successful product liability claim or series of claims brought against us that result in an adverse judgment against or settlement by us in excess of any insurance coverage could seriously harm our financial condition or reputation. In addition, product liability insurance is expensive and may not be available to us on acceptable terms, if at all.

The availability of third party reimbursement for our products is uncertain, which may limit consumer use and the market for our products.

In the United States and elsewhere, sales of medical products are dependent, in part, on the ability of consumers of these products to obtain reimbursement for all or a portion of their cost from third-party payors, such as government and private insurance plans. Any inability of patients, hospitals, physicians and other users of our products to obtain sufficient reimbursement from third-party payors for our products, or adverse changes in relevant governmental policies or the policies of private third-party payors regarding reimbursement for these products, could limit our ability to sell our products on a competitive basis. We are unable to predict what changes will be made in the reimbursement methods used by third-party health care payors. Moreover, third-party payors are increasingly challenging the prices charged for medical products and services, and some health care providers are gradually adopting a managed care system in which the providers contract to provide comprehensive health care services for a fixed cost per person. Patients, hospitals and physicians may not be able to justify the use of our products by the attendant cost savings and clinical benefits that we believe will be derived from the use of our products, and therefore may not be able to obtain third-party reimbursement.

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Reimbursement and health care payment systems in international markets vary significantly by country and include both government-sponsored health care and private insurance. We may not be able to obtain approvals for reimbursement from these international third-party payors in a timely manner, if at all. Any failure to receive international reimbursement approvals could have an adverse effect on market acceptance of our products in the international markets in which approvals are sought.

The loan with Tonaquint is collateralized by a general security interest in our current and future inventory and accounts receivable. If we were to default under the terms of the loan, Tonaquint would have the right to foreclose on these assets.

On September 10, 2014 we entered into a loan with Tonaquint, Inc. to support general working capital and operations. As collateral to secure our obligations under the loan, we have granted Tonaquint a security interest in our current and future inventory and accounts receivable. When the loan is repaid, Tonaquint’s security interest on our current and future inventory and accounts receivable will be extinguished. If an event of default occurs under the loan and security agreements prior to our repayment of the loan, Tonaquint may exercise its right to foreclose on these secured assets for the payment of these obligations. Any such default and resulting foreclosure could have a material adverse effect on our business, financial condition and results of operations.

Our success depends on our ability to attract and retain scientific, technical, managerial and finance personnel.

Our ability to operate successfully and manage our future growth depends in significant part upon the continued service of key scientific, technical, managerial and finance personnel, as well as our ability to attract and retain additional highly qualified personnel in these fields. We may not be able to attract and retain key employees when necessary, which would limit our operations and growth. Only our Chief Executive Officer and our Senior Vice President of Engineering have employment contracts with us, and none of our employees are covered by key person or similar insurance. In addition, if we are able to successfully develop and commercialize our products, we will need to hire additional scientific, technical, marketing, managerial and finance personnel. We face intense competition for qualified personnel in these areas, many of whom are often subject to competing employment offers.

We are significantly influenced by our directors, executive officers and their affiliated entities.

Our directors, executive officers and entities affiliated with them beneficially owned an aggregate of about 13.4%, of our outstanding common stock as of June 30, 2015. These stockholders, acting together, would be able to exert significant influence on substantially all matters requiring approval by our stockholders, including the election of directors and the approval of mergers and other business combination transactions.

Our stock is thinly traded, so you may be unable to sell at or near ask prices or at all.

The shares of our common stock are dually listed on the OTCBB and the OTCQB. Shares of our common stock are thinly traded, meaning that the number of persons interested in purchasing our common shares at or near ask prices at any given time may be relatively small or non-existent. This situation is attributable to a number of factors, including:

•	we are a small company that is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume; and
•	stock analysts, stock brokers and institutional investors may be risk-averse and be reluctant to follow a company such as ours that faces substantial doubt about its ability to continue as a going concern or to purchase or recommend the purchase of our shares until such time as we became more viable.

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As a consequence, our stock price may not reflect an actual or perceived value. Also, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer that has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. A broader or more active public trading market for our common shares may not develop or if developed, may not be sustained. Due to these conditions, you may not be able to sell your shares at or near ask prices or at all if you need money or otherwise desire to liquidate your shares.

Trading in our common stock is subject to special sales practices and may be difficult to sell.

Our common stock is subject to the SEC’s “penny stock” rule, which imposes special sales practice requirements upon broker-dealers who sell such securities to persons other than established customers or accredited investors. Penny stocks are generally defined to be an equity security that has a market price of less than $5.00 per share. For purposes of the rule, the phrase “accredited investors” means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse’s income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser’s written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell our securities and also may affect the ability of our stockholders to sell their securities in any market that might develop.

Stockholders should be aware that, according to SEC Release No. 34-29093, the market for penny stocks has suffered from patterns of fraud and abuse. Such patterns include:

•	control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer;
•	manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;
•	“boiler room” practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons;
•	excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and
•	the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses.

Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our common stock.

The number of shares of our common stock issuable upon the conversion of our outstanding convertible debt and preferred stock or exercise of outstanding warrants and options is substantial.

As of June 30, 2015, our outstanding convertible debt was convertible into an aggregate of 2,913,934 shares of our common stock, the outstanding shares of our Series B preferred stock were convertible into an aggregate of 12,214,252 shares of our common stock, and the outstanding shares of our Series C preferred stock were convertible into an aggregate of 35,094,737 shares of common stock. In addition, as of that date we had warrants outstanding and issuable those are exercisable for an aggregate of 95,443,105 shares and outstanding options for 10,955,541 shares. Together, the shares of common stock issuable upon conversion or exercise of these securities constituted approximately 138.3% of the total number of shares of common stock then issued and outstanding.

Further, under the terms of our convertible debt and preferred stock, as well as certain of our outstanding warrants, the conversion price or exercise price, as the case may be, could be adjusted downward, causing substantial dilution. See “—Adjustments to the conversion price for our convertible debt and preferred stock, and the exercise price for certain of our warrants, will dilute the ownership interests of our existing stockholders.”

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Substantial future sales of shares of our common stock in the public market could cause our stock price to fall.

If our common stockholders (including those persons who may become common stockholders upon conversion of our convertible debt or preferred stock or exercise of our warrants or options) sell substantial amounts of our common stock, or the public market perceives that stockholders might sell substantial amounts of our common stock, the market price of our common stock could decline significantly. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that our management deems appropriate.

Our need to raise additional capital in the near future or to use our equity securities for payments could have a dilutive effect on your investment.

In order to continue operations, we will need to raise additional capital. We may attempt to raise capital through the public or private sale of our common stock or securities convertible into or exercisable for our common stock. In addition, from time to time we have issued our common stock or warrants in lieu of cash payments. If we sell additional shares of our common stock or other equity securities, or issue such securities in respect of other claims or indebtedness, such sales or issuances will further dilute the percentage of our equity that you own. Depending upon the price per share of securities that we sell or issue in the future, if any, your interest in us could be further diluted by any adjustments to the number of shares and the applicable exercise price required pursuant to the terms of the agreements under which we previously issued convertible securities. See “—Adjustments to the conversion price for our convertible debt and preferred stock, and the exercise price for certain of our warrants, will dilute the ownership interests of our existing stockholders.”

Adjustments to the conversion price for our convertible notes and preferred stock, and the exercise price for certain of our warrants, will dilute the ownership interests of our existing stockholders.

Under the terms of our convertible debt, the conversion price fluctuates with the market price of our common stock. Additionally, under the terms of our outstanding preferred stock, any dividends we choose to pay in shares of our common stock will be calculated based on the then-current market price of our common stock. Accordingly, if the market price of our common stock decreases, the number of shares of our common stock issuable upon conversion of the convertible debt or upon payment of dividends on our outstanding preferred stock will increase, and may result in the issuance of a significant number of additional shares of our common stock.

Under the terms of our preferred stock and certain warrants, subject to certain exceptions, the conversion price for the preferred stock and the exercise price for the warrants will be lowered if we issue common stock at a per share price below the then-current conversion price or exercise price for these securities. Such reductions may result in the issuance of a significant number of additional shares of our common stock upon conversion or exercise of these securities, which could result in dilution in the value of the shares of our outstanding common stock and the voting power represented thereby.

Certain provisions of our certificate of incorporation that authorize the issuance of additional shares of preferred stock may make it more difficult for a third party to effect a change in control.

Our certificate of incorporation authorizes our board of directors to issue up to 5 million shares of preferred stock. Our undesignated shares of preferred stock may be issued in one or more series, the terms of which may be determined by the board without further stockholder action. These terms may include, among other terms, voting rights, including the right to vote as a series on particular matters, preferences as to liquidation and dividends, repurchase rights, conversion rights, redemption rights and sinking fund provisions. The issuance of any preferred stock could diminish the rights of holders of our common stock, and therefore could reduce the value of our common stock. In addition, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with or sell assets to a third party. The ability of our board to issue preferred stock could make it more difficult, delay, discourage, prevent or make it more costly to acquire or effect a change in control, which in turn could prevent our stockholders from recognizing a gain in the event that a favorable offer is extended and could materially and negatively affect the market price of our common stock.

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USE OF PROCEEDS

We will not receive any proceeds from the resale of the shares of common stock offered by the selling stockholders listed in this prospectus under “Selling Stockholder.” However, at the time we issued shares of Series C convertible preferred stock to the selling stockholder, we did receive payment for the purchase price for those securities.

We intend to use the net proceeds from the sale of the shares of Series C preferred stock for general corporate purposes, which may include repayment pursuant to their terms of our outstanding convertible debt.

SELLING STOCKHOLDER

The shares of our common stock to which this prospectus relates consist of up to 34,000,000 shares of common stock that we may issue upon conversion of, or payment of dividends on, our series C convertible preferred stock (based on an initial conversion price or discounted market price, as applicable, of $0.095 per share, in accordance with the terms of the Series C preferred stock). We issued the shares of our Series C convertible preferred stock to the selling stockholder in a private placement exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act.

In connection with the private placement of our Series C preferred stock and warrants to purchase our common stock, pursuant to a registration rights agreement dated June 29, 2015 that we entered into with the selling stockholder and the other investors in the private placement, we granted certain customary registration rights covering the shares of our common stock issuable upon conversion of, or payment of dividends on, the Series C preferred stock, as well as exercise of the warrants, that they received. This prospectus is intended to partially satisfy our obligations under that registration rights agreement.

We may require the selling stockholders to suspend the sales of the common stock covered by this prospectus if we determine in good faith that the disclosure of any material event that has occurred and is continuing would be materially detrimental to us or our business. Under the registration rights agreement, we will be permitted to suspend the rights of the selling stockholder to make sales pursuant to the registration statement for periods not to exceed 25 days in any 120-day period and 45 days in any 12-month period.

The table below sets forth:

•	the name of the selling stockholder;
•	the number of shares of common stock, and the percentages of outstanding common stock, beneficially owned by the selling stockholder as of June 30, 2015, prior to the selling stockholder’s offering of the shares of common stock pursuant to this prospectus;
•	the maximum number of shares of common stock that may be offered by the selling stockholder pursuant to this prospectus; and
•	the number of shares of common stock, and the percentage of outstanding common stock, to be beneficially owned by the selling stockholder after the sale of the shares of common stock offered pursuant to this prospectus, assuming all such offered shares are sold by the selling stockholder and that the selling stockholder does not acquire any additional shares of common stock.

Except as described in the table below, the number of shares disclosed in the table below as ‘‘beneficially owned’’ are those beneficially owned as determined under the rules of the SEC. Such information is not necessarily indicative of ownership for any other purpose.

We obtained the information in the table below from the selling stockholder (other than the information regarding the percentages of outstanding common stock beneficially owned by the selling stockholder). The selling stockholders does not have, nor has had within the past three years, any material relationship with us or any of our affiliates.

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We cannot advise you as to whether the selling stockholder will in fact sell any or all of such shares of common stock. In addition, the selling stockholder may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, the shares in transactions exempt from the registration requirements of the Securities Act after the date on which it provided the information set forth in the table below. Only the selling stockholder referenced in the table below may sell the securities offered hereby, except as described under “Plan of Distribution” and otherwise permitted by law. Changed information regarding the selling stockholder will be presented in a prospectus supplement or post-effective amendment to the registration statement of which this prospectus forms a part if and when required. The selling stockholder is not a registered broker-dealer or an affiliate of a broker-dealer.

The number of shares of common stock listed in the table below assumes no further adjustment in the conversion price of the Series C preferred stock or in the discounted market price of our common stock used to calculate the number of shares of common stock issuable upon conversion of, or issuable as dividends on, the Series C preferred stock. The terms of the Series C preferred stock restrict each holder from converting shares of Series C preferred stock to the extent that after giving effect to such conversion the holder (together with its affiliates) would beneficially own in excess of 4.999% of our outstanding common stock. Because the conversion price of the Series C preferred stock may be adjusted and the number of shares of our common stock issuable as payment of dividends on the Series C preferred stock will be at a discount to the then-current market price of our common stock , the number of shares that will actually be issued may be more or less than the number of shares being offered by this prospectus.

Name of Selling Stockholder	Beneficial Ownership of Common Stock Prior to Offering		Common Stock Being Offered Pursuant to this Prospectus (maximum number that may be sold)	Beneficial Ownership of Common Stock After Offering
	Shares	Percentage		Shares	Percentage
Aquarius Opportunity Fund (1)	102,476,631	47.5%	34,000,000	68,476,631	31.7%

(1) Includes 35,094,737 shares issuable upon conversion of 3,334 shares of Series C preferred stock,14,739,789 shares issuable as dividends through December 31, 2018 on such shares of Series C preferred stock (based on multiplying the $1,000 stated value per share of the Series C preferred sock by the dividend rate of 12% per year for 3.5 years, and dividing the result by $0.095, which is 80% of the market price as of July 10, 2015) and a warrant to purchase 52,642,105 shares. Disregards any contractual limit on beneficial ownership or our contractual right to force withdrawal of any notice of conversion or exercise notice due to lack of sufficient available authorized shares of common stock.

PLAN OF DISTRIBUTION

We are registering the shares of common stock issuable upon conversion of, or payable as dividends on, the shares of Series C preferred stock issued to the selling stockholder to permit the resale of these shares of common stock by the holders of the Series C preferred stock from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholder of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling stockholder may sell all or a portion of the shares of common stock beneficially owned by it and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholder will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale, in the over-the-counter market or in transactions otherwise than on these exchanges or systems or in the over-the-counter market and in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions that may involve crosses or block transactions. The selling stockholder may use any one or more of the following methods when selling shares:

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•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;
•	through the writing or settlement of options or other hedging transactions, whether such options are listed on an options exchange or otherwise;
•	a combination of any such methods of sale; and
•	any other method permitted pursuant to applicable law.

The selling stockholder also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, as permitted by that rule, or Section 4(a)(1) under the Securities Act, if available, rather than under this prospectus, provided that it meets the criteria and conform to the requirements of those provisions.

Broker-dealers engaged by the selling stockholder may arrange for other broker-dealers to participate in sales. If the selling stockholder effects such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholder or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal. Such commissions will be in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction will not be in excess of a customary brokerage commission in compliance with FINRA Rule 2121; and in the case of a principal transaction a markup or markdown in compliance with Supplementary Material .01 to that Rule.

In connection with sales of the shares of common stock or otherwise, the selling stockholder may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling stockholder may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares, to the extent permitted by applicable law. The selling stockholder may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholder may, from time to time, pledge or grant a security interest in some or all of the warrants or shares of common stock owned by it and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending, if necessary, the table above to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholder also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

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The selling stockholder and any broker-dealer or agents participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act in connection with such sales. In such event, any commissions paid, or any discounts or concessions allowed to, any such broker-dealer or agent and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(a)(11) of the Securities Act will be subject to the applicable prospectus delivery requirements of the Securities Act including Rule 172 thereunder and may be subject to certain statutory liabilities of, including but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

The selling stockholder has informed us that it is not a registered broker-dealer and does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock. Upon our being notified in writing by the selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such shares of common stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In no event shall any broker-dealer receive fees, commissions and markups, which, in the aggregate, would exceed eight percent (8.0%).

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that the selling stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement of which this prospectus forms a part.

The selling stockholder and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholder and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that the selling stockholder will pay all underwriting discounts and selling commissions, if any, and any related legal expenses incurred by it. We will indemnify the selling stockholder against certain liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreement, or the selling stockholder will be entitled to contribution. We may be indemnified by the selling stockholder against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the related registration rights agreement, or we may be entitled to contribution.

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DESCRIPTION OF SECURITIES

We are authorized to issue 250 million shares of stock, in two classes: 245 million shares of common stock, par value $.001 per share, and 5 million shares of preferred stock, including 3,000 shares of Series B convertible preferred stock, par value $.001 per share and 7,200 shares of Series C convertible preferred stock, par value $.001 per share. As of June 30, 2015, there were 113,250,483 shares of common stock outstanding, which were held of record by 374 stockholders, 1,277 shares of Series B preferred stock outstanding, which were held of record by 7 stockholders, and 3,334 shares of Series C preferred stock outstanding, which was held of record by 1 stockholder.

Common Stock

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board out of funds legally available therefor and in liquidation proceedings. Holders of common stock have no preemptive or subscription rights and there are no redemption rights with respect to such shares.

Preferred Stock

Our board is authorized, without further stockholder action, to issue preferred stock in one or more series and to fix the voting rights, liquidation preferences, dividend rights, repurchase rights, conversion rights, redemption rights and terms, including sinking fund provisions, and certain other rights and preferences, of the preferred stock.

Although there is no current intention to do so, our board may, without stockholder approval, issue additional shares of preferred stock or shares of another class or series of preferred stock with voting and conversion rights that could adversely affect the voting power or dividend rights of the holders of common stock and may have the effect of delaying, deferring or preventing a change in control.

Series B Convertible Preferred Stock

On May 23, 2013, we issued and sold 2,527 shares of Series B preferred stock at a price (and, subject to adjustment for stock splits, stock dividends or other similar occurrences, initial stated value) per share of $1,000.

Dividends. The holders of Series B preferred stock are entitled to receive quarterly, at the end of each calendar quarter, out of funds legally available therefor, dividends per share at the per annum rate of ten percent of the stated value, prior and in preference to any declaration or payment of any dividend on any stock ranking junior to the Series B preferred stock. Such dividends are cumulative and are compounded annually, and accrue whether or not declared by our board of directors. At our election, dividends on the Series B preferred stock may be paid by the issuance and delivery of whole shares of common stock having an aggregate current market price at the time of issuance equal to the amount of dividends so paid, as long as such shares of common stock are registered for resale under an effective registration statement or such shares are then eligible to be sold without restriction under Rule 144 of the Securities Act. The shares of any class of our capital stock ranking equal to the Series B preferred stock as to dividends and the distribution of assets upon liquidation are referred to in this prospectus as pari passu stock. If any dividend becomes due and payable to the holders of Series B preferred stock and there is also due and payable a dividend to the holders of pari passu stock, and we have insufficient funds to make payment in full to all such holders of such respective dividends, then such funds as are available will be distributed among the holders, ratably in proportion to the full amounts to which they would otherwise respectively be entitled.

Conversion. Each share of Series B preferred stock is convertible into the number of shares of common stock equal to the quotient obtained by dividing (i) the sum of the stated value plus all declared or accrued but unpaid dividends on such shares of Series B preferred stock, by (ii) the conversion price per share. The per share conversion price as of June 30, 2015 was $0.10455. The conversion price is subject to adjustment under certain circumstances to protect the holders of Series B preferred stock from dilution relative to certain issuances of common stock, or securities convertible into or exercisable for shares of common stock. Subject to certain exceptions, if we issue shares of common stock, or such other securities, at a price per share less than the then-effective conversion price, the conversion price will be adjusted to equal such lower per share consideration. Effective June 19, 2015, we amended the Series B designations to provide that our board of directors may designate an issuance of our common stock (or security exercisable for or convertible into common stock) as an “excepted issuance” that, as a result of such designation, would be exempt from the “lower price issuance” anti-dilution provisions of the Series B preferred stock.

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The Series B preferred stock is convertible at any time, at the option of the holder. In addition, on any “automatic conversion date,” each share of Series B preferred stock then outstanding automatically will be converted into common stock at the then effective conversion rate. An automatic conversion date, subject to certain additional limitations and requirements, will occur upon the earlier of (a) the date that is the 30th day after the later of our receipt of an approvable letter from the FDA for LuViva and the date on which the common stock achieves an average closing price for 20 consecutive trading days of at least $0.98 with an average daily trading volume during such 20 consecutive trading days of at least 25,000 shares, (b) the date on which the common stock achieves an average closing price for 20 consecutive trading days of at least $1.16 with an average daily trading volume during such 20 consecutive trading days of at least 25,000 shares, or (c) the date after May 23, 2015 on which the common stock achieves an average closing price for 20 consecutive trading days of at least $0.82 with an average daily trading volume during such 20 consecutive trading days of at least 25,000 shares.

Voting. Each holder of a share of Series B preferred stock is entitled to the number of votes equal to the number of shares of common stock into which such share of Series B preferred stock would be convertible under the circumstances described above on the record date for the vote or consent of stockholders, and will otherwise have voting rights and powers equal to the voting rights and powers of the common stock.

Holders of the Series B preferred stock have the right to vote on those matters which, under the General Corporation Law of the State of Delaware, voting by classes of stock is required and, so long as at least 917 shares (such number subject to adjustment) of Series B preferred stock are outstanding, we may not, without the consent (given by vote in person or by proxy at a meeting called for the purpose, or by written consent) of the holders of a majority of the shares of Series B preferred stock then outstanding:

  create or authorize any shares of any class or series of capital stock having a preference or priority as to either dividends or distribution of assets upon liquidation equal or superior to any such preference or priority of the shares of Series B convertible preferred stock, reclassify any existing securities into shares of such equal or superior stock or amend the terms of any existing securities in a manner inconsistent with the foregoing restriction;
  amend or repeal any provision of, or add any provision to, our certificate of incorporation or bylaws, if such action would adversely alter or change the preferences, rights, privileges, or powers of, or restrictions provided for the benefit of, the Series B convertible preferred stock;
  declare, pay or set aside any dividends on any stock ranking junior to the Series B convertible preferred stock, or redeem or repurchase any such junior ranking stock;
  increase or decrease (other than in connection with a redemption or conversion) the authorized number of shares of Series B convertible preferred stock; or
  alter or change the rights, preferences or privileges of the Series B convertible preferred stock in a manner different from each other class of pari passu stock.

Further, and in addition to the approval rights described above, we may not, without the consent of the holders of all of the shares of Series B preferred stock then outstanding, adversely amend or repeal any provision of, or add any provision to, the preferences, rights, privileges or powers of the Series B preferred stock, in respect of:

•	the amount of dividends, or the timing of the required payment thereof;
•	the liquidation amount, or the timing of the required payment thereof;
•	the automatic conversion date; or
•	the conversion rights, including the conversion price.

In addition, prior to the date that is the 30th day after the later of our receipt of an approvable letter from the FDA for LuViva and the date on which the common stock achieves an average closing price for 20 consecutive trading days of at least $0.98 with an average daily trading volume during such 20 consecutive trading days of at least 25,000 shares, we may not, without the consent of the holders of 66 2/3% of the shares of Series B preferred stock then outstanding, incur or cause any of our subsidiaries to incur indebtedness for borrowed money, or guarantee indebtedness for borrowed money, that is (i) secured by our intellectual property; or (ii) in excess of $2,000,000.

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Redemption. Subject to certain conditions, we have the right to redeem, to the fullest extent permitted by law, all or any portion of the outstanding Series B preferred stock at the then-current redemption price, at any time after May 23, 2015. The redemption price per share of Series B preferred stock will be equal to the liquidation amount, including unpaid dividends up to and including the date of redemption.

Liquidation. In the event of our voluntary or involuntary liquidation, dissolution or winding up, referred to in this prospectus as a liquidation, or a “sale or merger” (as described below), the holders of the outstanding shares of Series B preferred stock, at their election, will be entitled to receive in exchange for and in redemption of each share of their Series B preferred stock, prior and in preference to the holders of stock ranking junior to the Series B preferred stock, (x) in the case of a liquidation, from any funds legally available for distribution to stockholders, and (y) in the case of a sale or merger, from the net proceeds therefrom, an amount equal to the greater of (i) the stated value per share, plus the aggregate amount of all declared or accrued, but unpaid, dividends per share, or (ii) the amounts to which such holders would have been entitled if the shares were converted to shares of common stock immediately before the liquidation, or sale or merger as the case may be.

For purpose of the Series B preferred stock, a “sale or merger” includes, subject to exclusion by the vote of holders of Series B preferred stock constituting at least 66 2/3% of the total number of shares of such series outstanding, voting separately as a class, (a) our merger, reorganization, or consolidation into or with another corporation in which our stockholders immediately preceding such transaction own less than 50% of the voting securities of the surviving corporation, or (b) the sale, transfer, or lease (other than a transfer or lease by pledge or mortgage to a bona fide lender) of all or substantially all of our assets to any entity 50% or more of the voting securities of which are not beneficially owned by the beneficial owners of our voting securities prior to such transaction.

Series C Convertible Preferred Stock

On June 29, 2015, we entered into a securities purchase agreement with certain accredited investors for the issuance and sale of an aggregate of 6,737 shares of our Series C preferred stock, at a purchase price of $750 per share and an initial stated value per share of $1,000, subject to adjustment for stock splits, stock dividends or other similar occurrences. On July 10, 2015, the remaining holders of our Series B preferred stock not already party to the agreement and a holder of a promissory note we previously issued were joined as parties, and will purchase an additional 432 shares of Series C preferred stock on the same terms as the original parties to the agreement.

Dividends. From the original issue date until 42 months thereafter, the holders of Series C preferred stock are entitled to receive quarterly cumulative dividends at a rate per share (as a percentage of stated value per share) of 12% per year per share payable quarterly on each January 1, April 1, July 1 and October 1 during such period (beginning October 1, 2015) in shares of our common stock (subject to certain conditions) or, at our option, in cash. In addition, upon the conversion of the Series C preferred stock (other than a forced conversion, described below) during the such period, we must pay the converting holder a “make-whole payment” in cash or, at our option (subject to certain conditions), shares of our common stock with respect to the converted shares of Series C preferred stock in an amount equal to $420 per $1,000 of stated value, less the amount of any dividends already paid on such shares of Series C preferred stock. To the extent we choose to pay any dividends or make-whole payments in shares of our common stock, such shares will be valued at 80% of then-current market price (calculated as the average daily volume weighted average price of our common stock for the five consecutive trading days prior to payment). After the dividend payment period, holders of Series C preferred stock are only entitled to receive dividends on an as-if-converted basis) with holder of our common stock (other than dividends paid in additional shares of common stock).

Voting. Except as otherwise proved by law or in the Series C designations, the Series C preferred stock has no voting rights. We may not, without the consent of the holders of a majority of the shares of Series C preferred stock then outstanding, alter or change adversely the powers, preferences or rights given to the Series C preferred stock or alter or amend the Series C designations, create any class of stock with a liquidation preference equal or senior to the Series C preferred stock, amend our charter in any manner that adversely affects any rights of the holders of Series C preferred stock, increase the number of authorized shares of Series C preferred stock, or enter into any agreement with respect to any of the foregoing.

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Liquidation. In the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, the holders of our Series C preferred stock will be entitled to receive out of our assets an amount equal to the stated value of their shares, plus any other fees, liquidated damages or dividends then due and owing on their shares, before any distribution or payment to the holders of any junior securities.

Conversion. The Series C preferred stock is convertible at any time, at the option of the holder. In addition, if the market price of our common stock for each trading day for 20 of any 30 consecutive trading-day period exceeds 250% of the highest conversion price in effect during such period, we may force each holder to convert all or part of such holder’s shares into shares of common stock.

Each share of Series C preferred stock is convertible into the number of shares of common stock equal to the quotient obtained by dividing (i) the sum of the stated value plus all accrued but unpaid dividends on such share, by (ii) the per share conversion price. The initial per share conversion price was $0.095, but it will automatically adjust downward to 80% of the then-current market price on each of the following dates: (1) five trading days after the effectiveness of this registration statement, (2) 20 trading days after the effectiveness of this registration statement and the registration statement to be filed in connection with the second issuance of Series C preferred stock, (3) 15 trading days after any reverse stock split of our common stock, and (5) five trading days after any conversions of our outstanding convertible debt. The conversion price is subject to further adjustment under certain circumstances to protect the holders of Series C preferred stock from dilution relative to certain issuances of common stock, or securities convertible into or exercisable for shares of common stock. Subject to certain exceptions, if we issue shares of common stock, or such other securities, at a price per share less than the then-effective conversion price, the conversion price will be adjusted to equal such lower per share consideration.

Secured Promissory Note

We have issued and outstanding a secured promissory note that, as amended, provides the holder the right to convert up to $450,000 in outstanding balance into shares of our common stock, which limit will increase by $75,000 monthly beginning August 2015, at a conversion price per share equal to the lower of (1) $0.25 and (2) 75% of the lowest daily volume weighted average price per share of our common stock during the five business days prior to conversion. If the conversion price at the time of any conversion request would be lower than $0.15 per share, we have the option of delivering the conversion amount in cash in lieu of shares of our common stock. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Options and Warrants

As of June 30, 2015, we have issued options to purchase a total of 10,955,541 shares of our common stock pursuant to various equity incentive plans, at a weighted average exercise price of $0.45 per share. Recommendations for option grants under our equity incentive plans are made by the compensation committee of our board, subject to ratification by the full board. The compensation committee may issue options with varying vesting schedules, but all options granted pursuant to our equity incentive plans must be exercised within ten years from the date of grant.

We have issued warrants to purchase our common stock from time to time in connection with certain financing arrangements and for other purposes. As of June 30, 2015, there are warrants exercisable for an aggregate of 95,443,105 shares of common stock outstanding, as follows:

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Warrants (Underlying Shares)		Exercise Price Per Share	Expiration Date
6,790	(1)	$1.0100	September 10, 2015
439,883	(2)	$0.6800	March 31, 2016
285,186	(3)	$1.0500	November 20, 2016
1,858,089	(4)	$0.10455	May 23, 2018
17,644,027	(4)	$0.0900	May 23, 2018
200,000	(5)	$0.5000	April 23, 2019
561,798	(5)	$0.4500	May 22, 2019
184,211	(6)	$0.3800	September 10, 2019
325,521	(7)	$0.4601	September 27, 2019
755,344	(8)	$0.2812	December 2, 2019
8,392,707	(9)	$0.09000	December 2, 2020
8,392,707	(9)	$0.1100	December 2, 2020
2,000,000	(10)	$0.2550	March 30, 2018
1,754,737	(11)	$0.1188	June 30, 2020
52,642,105	(12)	$0.095	June 30, 2020

(1)	Issued as part of a September 2010 private placement.
(2)	Issued in February 2014 as part of a buy-back of a minority interest in Interscan in December 2012.
(3)	Issued as part of a November 2011 private placement.
(4)	Issued in June 2015 in exchange for warrants originally issued as part of a May 2013 private placement.
(5)	Issued to a placement agent in conjunction with an April 2014 private placement.
(6)	Issued to a placement agent in conjunction with a September 2014 private placement.
(7)	Issued as part of a September 2014 Regulation S offering.
(8)	Issued to a placement agent in conjunction with a 2014 public offering.
(9)	Issued in June 2015 in exchange for warrants originally issued as part of a 2014 public offering.
(10)	Issued as part of a March 2015 private placement.
(11)	Issued to a placement agent in conjunction with a June 2015 private placement.
(12)	Issued as part of a June 2015 private placement.

All outstanding warrant agreements provide for anti-dilution adjustments in the event of certain mergers, consolidations, reorganizations, recapitalizations, stock dividends, stock splits or other changes in our corporate structure. The warrants identified in note (4) to the table and having an exercise price of $0.0900 per share, as well as the warrants identified in note (12) to the table also contain anti-dilution adjustments in the event that we issue shares of our common stock, or securities exercisable for or convertible into shares of our common stock, at prices below the exercise prices of such warrants.

The warrants identified note in (4) to the table and having an exercise price of $0.0900 per share are subject to a mandatory exercise provision. Subject to certain limitations, we may require exercise of these warrants at any time following (a) the date that is the 30th day after the later of our receipt of an approvable letter from the FDA for LuViva and the date on which the common stock achieves an average market price for 20 consecutive trading days of at least $1.30 with an average daily trading volume during such 20 consecutive trading days of at least 25,000 shares, or (b) the date on which the average market price of the common stock for 20 consecutive trading days immediately prior to the date we deliver a notice demanding exercise is at least $1.62 and the average daily trading volume of the common stock exceeds 25,000 shares for such 20 consecutive trading days. If these warrants are not timely exercised upon demand, they will expire. Upon the occurrence of certain events, we also may be required to repurchase these warrants, as well as the other warrants identified in note (4) to the table.

The warrants identified in note (7) to the table are also subject to a mandatory exercise provision. This provision permits us, subject to certain limitations, to require the exercise of such warrants should the average trading price of our common stock over any 30 consecutive day trading period exceed $0.9216. The warrants identified in note (9) to the table are also subject to a mandatory exercise provision. In the event that the trading price of our common stock is at least two times the initial warrant exercise price for any 20-day trading period, we will have the right to require the immediate exercise of 50% of the then-outstanding warrants. Further, in the event that the trading price of our common stock is at least 2.5 times the initial warrant exercise price for any 20-day trading period, we will have the right to require the immediate exercise of 50% of the then-outstanding warrants. Any warrants not exercised within the prescribed time periods will be canceled to the extent of the number of shares subject to mandatory exercise.

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OUR BUSINESS

Overview

 We are a medical technology company focused on developing innovative medical devices that have the potential to improve healthcare. Our primary focus is the sales and marketing of our LuViva® Advanced Cervical Scan non-invasive cervical cancer detection device. Our technology, including potential future products, primarily relates to the use of biophotonics for the non-invasive detection of cancers. We are a Delaware corporation, originally incorporated in 1992 under the name “SpectRx, Inc.,” and, on February 22, 2008, changed our name to Guided Therapeutics, Inc. At the same time, we renamed our wholly owned subsidiary, InterScan, which originally had been incorporated as “Guided Therapeutics.”

Non-Invasive Cervical Cancer Detection

We believe LuViva will provide a less invasive and painless alternative to conventional tests for cervical cancer screening and detection. We also believe LuViva can improve patient well-being since it reduces or eliminates pain, is convenient to use and provides rapid results at the point-of-care. We believe there are two applications of LuViva: in the developing world as a primary screening tool where infrastructure to support the Pap test is limited or non-existent, and in the developed world as a triage following existing and established Pap screening, where a high number of false positive Pap test results caused a high rate of unnecessary follow up tests.

We announced that we had received a “not-approvable” letter from the FDA on May 20, 2015. In the letter, the FDA encouraged us to perform additional prospective clinical studies to demonstrate the clinical utility of LuViva as a triage device for cervical cancer. We are continuing discussions with the FDA, and intend to continue to seek FDA approval. At this time, however, it is difficult to estimate a timeline for approval, or whether we will receive approval at all.

Separately, we have been working with foreign countries on evaluations and studies for the use of LuViva as a primary screening device for cervical cancer, as opposed to a triage device. Individual countries are making decisions about this use based on their own studies. The market for primary screening for cervical cancer is much larger than the triage market. We estimate that the international market for primary cervical cancer screening is over $5 billion. In comparison, the U.S. market for triage use (the use specified in our the PMA application) is closer to $500 million. As a result, we are focusing significant effort to work with countries that are evaluating LuViva for primary cervical cancer screening use.

We have regulatory approval to sell LuViva in Europe with the Edition 3 CE Mark, and in Canada with Health Canada approval, in Mexico with COFEPRIS approval and in Singapore through the Singapore Health Sciences Authority.

Other Cancers

We believe our non-invasive cervical cancer detection technology can be applied to other cancers as well. To that end, from 2008 until early 2013 we had worked exclusively with Konica Minolta Opto, Inc., a subsidiary of Konica Minolta, Inc., a Japanese corporation based in Tokyo (“Konica Minolta”), to adapt our cervical cancer detection technology primarily for the detection of esophageal cancer. On February 6, 2013, we announced that we had terminated and replaced our existing agreements with Konica Minolta with a new license agreement allowing us to manufacture and to develop a non-invasive esophageal cancer detection product from Konica Minolta and based on our biophotonic technology platform (see “—Lung and Esophageal Cancer Detection”).

Our Business Strategy

Our mission is to build a profitable business that develops and commercializes medical products that improve people’s lives and increases stockholder value. In furtherance of our mission, we have developed LuViva, our cervical cancer detection device, launched LuViva internationally, and applied for FDA approval domestically.

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Industry Overview

Cervical Cancer Detection

Background

According to the American Cancer Society, cancer is a group of many related diseases. All forms of cancer involve the out-of-control growth and spread of abnormal cells. Normal body cells grow, divide, and die in an orderly fashion. Cancer cells, however, continue to grow and divide and can spread to other parts of the body. In America, half of all men and one-third of all women will develop cancer during their lifetimes. According to the American Cancer Society, the sooner a cancer is found and treatment begins, the better a patient’s chances are of being cured. We began investigating the applications of our technologies to cancer detection before 1997, when we initiated a market analysis for these uses. We concluded that our biophotonic technologies had applications for the detection of a variety of cancers through the exposure of tissue to light. We selected detection of cervical cancer and skin cancer from a list of the ten most promising applications to pursue initially, and currently are focused primarily on the development of our non-invasive cervical cancer detection product.

Cervical Cancer

Cervical cancer is a cancer that begins in the lining of the cervix (which is located in the lower part of the uterus). Cervical cancer forms over time and may spread to other parts of the body if left untreated. There is generally a gradual change from a normal cervix to a cervix with precancerous cells to cervical cancer. For some women, precancerous changes may go away without any treatment. While the majority of precancerous changes in the cervix do not advance to cancer, if precancers are treated, the risk that they will become cancers can be greatly reduced. The Pap smear screening test, or Pap test, which involves a sample of cervical tissue being placed on a slide and observed in a laboratory, is currently the most common form of cervical cancer screening.

Cervical Cancer Market

The American Cancer Society estimates that in 2015, about 12,900 cases of invasive cervical cancer will be diagnosed and about 4,100 women will die from cervical cancer in the United States. According to World Health Organization published data, cervical cancer results in about 266,000 deaths annually worldwide, with 528,000 new cases reported each year.

We believe that our major market opportunities related to cervical cancer are in primary screening followed by triage. We believe that the greatest need and market opportunity lie in screening for cervical cancer in developing countries where the infrastructure for traditional screening may be limited or non-existent. Our strategy is to work with governments and non-governmental agencies to introduce LuViva as a method for primary screening. We also plan to add screening claims to our CE Mark technical file to expand our claims beyond triage use.

Since the introduction of screening and diagnostic methods, the number of cervical cancer deaths in the United States has declined dramatically, due mainly to the increased use of the Pap test. However, over the last five years, the incidences have been increasing. Moreover, the Pap test has a wide variation in sensitivity, which is the ability to detect the disease, and specificity, which is the ability to exclude false positives. A study by Duke University for the U.S. Agency for Health Care Policy and Research published in 1999 showed Pap test performance ranging from a 22%-95% sensitivity and 78% - 10% specificity. About 60 million Pap tests are given annually in the United States. The average price of a Pap test in the United States is about $26. New technologies improving the sensitivity and specificity of the Pap test have recently been introduced and are finding acceptance in the marketplace.

After screening for cervical cancer by use of a Pap test, if necessary, a visual examination of the cervix using a colposcope is usually followed by a biopsy, or tissue sampling at one or more locations. This method looks for visual changes attributable to cancer. There are about two million colposcope examinations annually in the United States and Europe. In 2003, the average cost of a stand-alone colposcope examination in the United States was $185 and the average cost of a colposcopy with biopsy was $277.

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In April 2014, the FDA approved the use of the existence of Human papillomavirus, or HPV, as a primary screener for cervical cancer. This would make HPV testing a competitor to the Pap test. Due to its lower specificity, we believe that screening with HPV will increase the number of false positive results if widely adopted.

In 2006, a new vaccine for certain strains of the human papilloma virus, or HPV, was approved by the FDA. Most cervical cancers are associated with certain strains of HPV. The vaccine is administered in three doses, and according to guidelines, preferably to girls before they become sexually active. The approved vaccine is effective against 70% of the strains of HPV thought to be responsible for cervical cancer. Due to the limited availability and lack of 100% protection against all potentially cancer-causing strains of HPV, we believe that the vaccine will have a limited impact on the cervical cancer screening and diagnostic market for many years.

Our Non-invasive Cervical Cancer Product

LuViva is a non-invasive cervical cancer detection product, based on our proprietary biophotonic technology. The device is designed to identify cervical cancers and precancers painlessly, non-invasively and at the point-of-care by scanning the cervix with light, then analyzing the light reflected or emanating from the cervix. The information presented by the light would be used to indicate the likelihood of cervical cancer or precancers. Our product, in addition to detecting the structural changes attributed to cervical cancer, is also designed to detect the biochemical changes that precede the development of visual lesions. In this way, cervical cancer may be detected earlier in its development, which should increase the chances of effective treatment. The product uses a single-use, disposable calibration and alignment component. FDA approval of the intended use of our device is required and initial approval may be for a limited set of the above potential capabilities. Internationally, we have approval to sell the product in Canada, Mexico, the European Union and several additional countries. Our strategy is to expand the availability of LuViva in developing countries as a primary screening device and continue the launch of LuViva in Europe and Canada as a triage product. In parallel with these international efforts we are continuing steps to procure FDA approval in the United States.

To date, thousands of women have been tested with LuViva in multiple clinical settings and in many countries. As a result, more than 25 papers and presentations have been published regarding LuViva in a clinical setting, the most recent being presented in Africa and Turkey in 2014.

In September 2006, we announced that the NCI awarded a grant of approximately $690,000 for development of our non-invasive cervical cancer detection technology. This grant was used to further the ongoing FDA pivotal clinical trial. In 2006 and 2007, we received approximately $523,000 and $398,000, respectively, of NCI grant funds. On October 5, 2009, we were awarded a $2.5 million matching grant by the NCI to bring to market and expand the array features for LuViva. The award provided resources to complete the regulatory process and begin manufacturing ramp up for LuViva and a single-patient-use disposable patient interface for the device and will be received over a period of three years. The award was fully funded by December 31, 2013. Under the award, we recorded revenue of approximately $150,000 in 2013, $68,000 in 2012 and $912,000 in 2011.

Internationally, we contract with country-specific or regional distributors. We believe that the international market will be significantly larger than the U.S. market due to the need for screening. We have formal distribution agreements in place covering 52 countries and plan on adding additional countries in 2015.

In the United States, we plan on establishing and training a ten-person sales force during the first year after launch, which will initially focus on early adopters in the larger population centers. We expect the device itself to be priced at approximately $25,000 to $30,000 in the United States, with the disposable priced around $30 to $40. Profit margins on the disposable are expected to be approximately 90%.

Lung and Esophageal Cancer Detection

From 2008 to early 2013, we worked with Konica Minolta to explore the feasibility of adapting our microporation and biophotonic cancer detection technologies to other areas of medicine and to determine potential markets for these products in anticipation of a development agreement.

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In February 2013, we replaced our existing agreements with Konica Minolta with a new agreement, pursuant to which, subject to the payment of a nominal license fee due upon FDA approval, Konica Minolta has granted us a five-year, world-wide, non-transferable and non-exclusive right and license to manufacture and to develop a non-invasive esophageal cancer detection product from Konica Minolta and based on our biophotonic technology platform. The license permits us to use certain related intellectual property of Konica Minolta. In return for the license, we have agreed to pay Konica Minolta a royalty for each licensed product we sell. We continue to have the right to seek new collaborative partners to further develop our technology.

Research, Development and Engineering

To date, we have been engaged primarily in the research, development and testing of our LuViva non-invasive cervical cancer detection product and our core biophotonic technologies, as well as our since-discontinued glucose monitoring, diabetes detection and infant jaundice products. From inception in 1992 to December 31, 2014, we have incurred about $61.0 million in research and development expenses, net of about $24.6 million reimbursed through collaborative arrangements and government grants. Research and development costs were approximately $2.8 and $2.7 million in 2014 and 2013, respectively.

Since 2008, we have focused our research and development and our engineering resources almost exclusively on development of our biophotonic cancer detection technology, with only limited support of other programs funded through government contracts or third party funding. Because our research and clinical development programs for other cancers are at a very early stage, substantial additional research and development and clinical trials will be necessary before commercial prototypes of our cancer detection products can be produced.

Several of the components used in our product or planned products are available from only one supplier, and substitutes for these components could not be obtained easily or would require substantial modifications to our products.

Manufacturing, Sales Marketing and Distribution

We manufacture the LuViva at our Norcross, GA facility. Most of the components of LuViva are custom made for us by third-party manufacturers. We adhere to ISO 13485 quality standards in our manufacturing processes. Our single-use cervical guides are manufactured by vendor that specializes in injection molding of plastic medical products.

We rely on distributors to sell our products. Distributors can be country exclusive or cover multiple countries in a region. We manage these distributors and provide marketing materials and train them to demonstrate and operate the LuViva. We seek distributors that have experience in gynecology and in introducing new technology into their assigned territory.

We have only limited experience in the production planning, quality system management, facility development, and production scaling that will be needed to bring production to commercial levels. We will need to develop additional expertise in order to successfully manufacture market and distribute any future products.

Patents

We have pursued a course of developing and acquiring patents and patent rights and licensing technology. Our success depends in large part on our ability to establish and maintain the proprietary nature of our technology through the patent process and to license from others patents and patent applications necessary to develop our products. As of June 30, 2015, we have 22 granted U.S. patents relating to our biophotonic cancer detection technology and 6 pending U.S. patent applications. We also have three granted patents that apply to our interstitial fluid analysis system.

Competition

The medical device industry in general and the markets for cervical cancer detection in particular, are intensely competitive. If successful in our product development, we will compete with other providers of cervical cancer detection and prevention products.

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Current cervical cancer screening and diagnostic tests, primarily the Pap test, HPV test and colposcopy, are well established and pervasive. Improvements and new technologies for cervical cancer detection and prevention, such as Thin-Prep from Hologic and HPV testing from Qiagen, have led to other new competitors. In addition, there are other companies attempting to develop products using forms of biophotonic technologies in cervical cancer detection, such as MediSpectra, Inc. (since acquired by Spectrascience, Inc.). MediSpectra was granted a very limited FDA approval in March 2006 to market its device for detection of cervical cancers but has not yet entered the market. The approval limits use of the MediSpectra device only after a colposcopy, as an adjunct. In addition to the Medispectra device, there are other technologies that are seeking to enter the market as adjuncts to colposcopy, including devices from Dysis and Zedco. While these technologies are not direct competitors to LuViva, modifications to them or other new technologies will require us to develop devices that are more accurate, easier to use or less costly to administer so that our products have a competitive advantage.

In April 2014, the FDA approved the use of the Roche cobas HPV test as a primary screener for cervical cancer. Using a sample of cervical cells, the cobas HPV test detects DNA from 14 high-risk HPV types. The test specifically identifies HPV 16 and HPV 18, while concurrently detecting 12 other types of high-risk HPVs. This would make HPV testing a competitor to the Pap test.

In June 2006, the FDA approved the HPV vaccine Gardasil from drug maker Merck & Co., Inc. Gardasil is a prophylactic HPV vaccine, meaning that it is designed to prevent the initial establishment of HPV infections. For maximum efficacy, it is recommended that girls receive the vaccine prior to becoming sexually active. Since Gardasil will not block infection with all of the HPV types that can cause cervical cancer, the vaccine should not be considered a substitute for routine Pap tests. On October 16, 2009, GlaxoSmithKline PLC was granted approval in the United States for a similar preventive HPV vaccine, known as Cervarix.

Government Regulation

All of our products are, or will be, regulated as medical devices. Medical device products are subject to rigorous FDA and other governmental agency regulations in the United States and may be subject to regulations of relevant foreign agencies. Noncompliance with applicable requirements can result in import detentions, fines, civil penalties, injunctions, suspensions or losses of regulatory approvals or clearances, recall or seizure of products, operating restrictions, denial of export applications, governmental prohibitions on entering into supply contracts, and criminal prosecution. Failure to obtain regulatory approvals or the restriction, suspension or revocation of regulatory approvals or clearances, as well as any other failure to comply with regulatory requirements, would have a material adverse effect on our business, financial condition and results of operations.

The FDA regulates the clinical testing, design manufacture, labeling, packaging, marketing, distribution and record-keeping for these products to ensure that medical products distributed in the United States are safe and effective for their intended uses.

In the United States, medical devices are classified into one of three classes on the basis of the controls deemed necessary by the FDA to reasonably assure the devices’ safety and effectiveness. Under FDA regulations, Class I devices are subject to general controls, such as labeling requirements, notification to the FDA before beginning marketing activities and adherence to specified good manufacturing practices. Class II devices are subject to general and special controls, such as performance standards, surveillance after beginning market activities, patient registries, and FDA guidelines. Generally, Class III devices are those which must receive premarket approval from the FDA to ensure their safety and effectiveness. Examples of Class III devices include life-sustaining, life-supporting and implantable devices, as well as new devices that have not been found substantially equivalent to legally marketed Class I or II devices.

A medical device manufacturer may seek clearance to market a medical device by filing a 510(k) premarket notification with the FDA if the manufacturer establishes that a newly developed device is substantially equivalent to either a device that was legally marketed before May 28, 1976, the date upon which the Medical Device Amendments of 1976 were enacted, or to a device that is currently legally marketed and has received 510(k) premarket clearance from the FDA. The 510(k) premarket notification must be supported by appropriate information, which may include data from clinical trials to establish the claim of substantial equivalence. Commercial distribution of a device for which a 510(k) premarket notification is required can begin only after the FDA determines the device to be substantially equivalent to a legally marketed device. The FDA has recently been requiring a more rigorous demonstration of substantial equivalence than in the past. It generally takes from three to twelve months from the date of submission to obtain clearance of a 510(k) submission, but it may take substantially longer. The FDA may determine that a proposed device is not substantially equivalent to a legally marketed device, or may require additional information.

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An adverse determination or a request for additional information could delay the market introduction of new products that fall into this category, such as LuViva, which could have a material adverse effect on our business, financial condition and results of operations. For LuViva, any of our future products that have to be cleared through the PMA or 510(k) process, including modifications or enhancements that could significantly affect the safety or effectiveness of the device or that constitute a major change to the intended use of the device will require new PMA application and approval or a 510(k) premarket notification. Any modified device for which a new PMA or 510(k) premarket notification is required cannot be distributed until the PMA is approved or 510(k) clearance is obtained. We may not be able to obtain PMA approval or 510(k) clearance in a timely manner, if at all, for LuViva or any future devices or modifications to LuViva or such devices for which we may submit a PMA 510(k) application.

A PMA application must be submitted if a proposed device is not substantially equivalent to a legally marketed Class I or Class II device or for specified Class III devices. The application must contain valid scientific evidence to support the safety and effectiveness of the device, which includes the results of clinical trials, all relevant bench tests, and laboratory and animal studies. The application must also contain a complete description of the device and its components, as well as a detailed description of the methods, facilities and controls used for its manufacture, including, where appropriate, the method of sterilization and its assurance. In addition, the application must include proposed labeling, advertising literature and any required training methods. If human clinical trials of a device are required in connection with an application and the device presents a significant risk, the sponsor of the trial is required to file an application for an investigational device exemption before beginning human clinical trials. Usually, the manufacturer or distributor of the device is the sponsor of the trial. The application must be supported by data, typically including the results of animal and laboratory testing, and a description of how the device will be manufactured. If the application is reviewed and approved by the FDA and one or more appropriate institutional review boards, human clinical trials may begin at a specified number of investigational sites with a specified number of patients. If the device presents a non-significant risk to the patient, a sponsor may begin clinical trials after obtaining approval for the study by one or more appropriate institutional review boards, but FDA approval for the commencement of the study is not required. Sponsors of clinical trials are permitted to sell those devices distributed in the course of the study if the compensation received does not exceed the costs of manufacture, research, development and handling. A supplement for an investigational device exemption must be submitted to and approved by the FDA before a sponsor or an investigator may make a significant change to the investigational plan that may affect the plan’s scientific soundness or the rights, safety or welfare of human subjects.

Upon receipt of a PMA application, the FDA makes a threshold determination as to whether the application is sufficiently complete to permit a substantive review. If the FDA makes this determination, it will accept the application for filing. Once the submission is accepted for filing, the FDA begins an in-depth review of the application. An FDA review of a PMA application generally takes one to two years from the date the application is accepted for filing. However, this review period is often significantly extended by requests for more information or clarification of information already provided in the submission. During the review period, the submission may be sent to an FDA-selected scientific advisory panel composed of physicians and scientists with expertise in the particular field. The FDA scientific advisory panel issues a recommendation to the FDA that may include conditions for approval. The FDA is not bound by the recommendations of the advisory panel. Toward the end of the PMA application review process, the FDA will conduct an inspection of the manufacturer’s facilities to ensure that the facilities are in compliance with applicable good manufacturing practice. If the FDA evaluations of both the PMA application and the manufacturing facilities are favorable, the FDA will issue a letter. This letter usually contains a number of conditions, which must be met in order to secure final approval of the application. When those conditions have been fulfilled to the satisfaction of the FDA, the agency will issue an approval letter authorizing commercial marketing of the device for specified indications and intended uses.

The PMA application review process is expensive, uncertain and lengthy. A number of devices for which a premarket approval has been sought have never been approved for marketing. The FDA may also determine that additional clinical trials are necessary, in which case the premarket approval may be significantly delayed while trials are conducted and data is submitted in an amendment to the PMA application. Modifications to the design, labeling or manufacturing process of a device that has received premarket approval may require the FDA to approve supplements or new applications. Supplements to a PMA application often require the submission of additional information of the same type required for an initial premarket approval, to support the proposed change from the product covered by the original application. The FDA generally does not call for an advisory panel review for PMA supplements, though applicants may request one. If any PMAs are required for our products, we may not be able to meet the FDA’s requirements or we may not receive any necessary approvals. Failure to comply with regulatory requirements or to receive any necessary approvals would have a material adverse effect on our business, financial condition and results of operations.

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Regulatory approvals and clearances, if granted, may include significant labeling limitations and limitations on the indicated uses for which the product may be marketed. In addition, to obtain regulatory approvals and clearances, the FDA and some foreign regulatory authorities impose numerous other requirements with which medical device manufacturers must comply. FDA enforcement policy strictly prohibits the marketing of approved medical devices for unapproved uses. Any products we manufacture or distribute under FDA clearances or approvals are subject to pervasive and continuing regulation by the FDA. The FDA also requires us to provide it with information on death and serious injuries alleged to have been associated with the use of our products, as well as any malfunctions that would likely cause or contribute to death or serious injury.

The FDA requires us to register as a medical device manufacturer and list our products. We are also subject to inspections by the FDA and state agencies acting under contract with the FDA to confirm compliance with good manufacturing practice. These regulations require that we manufacture our products and maintain documents in a prescribed manner with respect to manufacturing, testing, quality assurance and quality control activities. The FDA also has promulgated final regulatory changes to these regulations that require, among other things, design controls and maintenance of service records. These changes will increase the cost of complying with good manufacturing practice requirements.

We are also subject to a variety of other controls that affect our business. Labeling and promotional activities are subject to scrutiny by the FDA and, in some instances, by the Federal Trade Commission. The FDA actively enforces regulations prohibiting marketing of products for unapproved users. We are also subject, as are our products, to a variety of state and local laws and regulations in those states and localities where our products are or will be marketed. Any applicable state or local regulations may hinder our ability to market our products in those regions. Manufacturers are also subject to numerous federal, state and local laws relating to matters such as safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances. We may be required to incur significant costs to comply with these laws and regulations now or in the future. These laws or regulations may have a material adverse effect on our ability to do business.

International sales of our products are subject to the regulatory requirements of each country in which we market our products. The regulatory review process varies from country to country. The European Union has promulgated rules that require medical products to affix the CE mark, an international symbol of adherence to quality assurance standards and compliance with applicable European medical directives. The appropriate ISO certification is one of the CE mark requirements. We maintain ISO 13485:2003 certification, which has allowed us to issue a CE mark for our non-invasive cervical cancer detection device once development is complete and sell the device in the European Union and other markets. Losing the right to affix the CE mark to our cervical cancer detection device or any future products could have a material adverse effect on our business, financial condition and results of operations.

We will be responsible for obtaining and maintaining regulatory approvals for our products. The inability or failure to comply with the varying regulations or the imposition of new regulations would materially adversely affect our business, financial condition and results of operations.

Employees and Consultants

As of June 30, 2015, we had 27 regular employees and consulting or other contract arrangements with two additional persons to provide services to us on a full- or part-time basis. Of the thirty-one people employed or engaged by us, nine are engaged in research and development activities, five are engaged in sales and marketing activities, one is engaged in clinical testing and regulatory affairs, nine are engaged in manufacturing and development, and seven are engaged in administration and accounting. No employees are covered by collective bargaining agreements, and we believe we maintain good relations with our employees.

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Our ability to operate successfully and manage our potential future growth depends in significant part upon the continued service of key scientific, technical, managerial and finance personnel, and our ability to attract and retain additional highly qualified personnel in these fields. Two of these key employees have an employment contract with us; none are covered by key person or similar insurance. In addition, if we are able to successfully develop and commercialize our products, we likely will need to hire additional scientific, technical, marketing, managerial and finance personnel. We face intense competition for qualified personnel in these areas, many of whom are often subject to competing employment offers. The loss of key personnel or our inability to hire and retain additional qualified personnel in the future could have a material adverse effect on our business, financial condition and results of operations.

PROPERTIES

Our corporate offices, which also comprise our administrative, research and development, marketing and production facilities, are located at 5835 Peachtree Corners East, Suite D, Norcross, Georgia 30092, where we lease approximately 23,000 square feet under a lease that expires in June 2017.

LEGAL PROCEEDINGS

We are subject to claims and legal actions that arise in the ordinary course of business. However, we are not currently subject to any claims or actions that we believe would have a material adverse effect on our financial position or results of operations.

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MARKET FOR OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Our common stock is dually listed on the OTC Bulletin Board (OTCBB) and the OTCQB quotation systems under the ticker symbol “GTHP.” The number of record holders of our common stock at June 30, 2015 was 374.

The high and low sales prices for the first and second quarter of 2015 and calendar years 2014 and 2013, as reported by the OTCQB, are as follows:

	2015		2014		2013
	High	Low	High	Low	High	Low
First Quarter	$ 0.23	$ 0.14	$0.60	$0.46	$0.80	$0.66
Second Quarter	$ 0.16	$ 0.14	$0.60	$0.40	$0.94	$0.66
Third Quarter*	$ 0.25	$ 0.08	$0.50	$0.31	$0.73	$0.52
Fourth Quarter			$0.34	$0.21	$0.68	$0.46

*Through July 10, 2015

Dividend Policy

We have not paid any dividends since our inception and do not intend to pay any dividends in the foreseeable future. The certificates of designations pertaining to our outstanding preferred stock impose certain restrictions on our ability to pay dividends on our common stock. For information about these restrictions and the dividends to which holders of our outstanding preferred stock are entitled, see “Description of Securities—Preferred Stock.”

Securities Authorized for Issuance Under Equity Compensation Plans

All the securities we have provided our employees, directors and consultants have been issued under our stock option plans, which are approved by our stockholders. We have issued common stock to other individuals that are not employees or directors, in lieu of cash payments, that are not part of any plan approved by our stockholders.

 Securities authorized for issuance under equity compensation plans, as of June 30, 2015:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	10,955,541	$0.45	2,299,678
Equity compensation plans not approved by security holders	—	—	—
TOTAL	10,955,541	$0.45	2,299,678

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our financial statements and notes thereto accompanying this prospectus.

Overview

We are a medical technology company focused on developing innovative medical devices that have the potential to improve healthcare. Our primary focus is the commercialization of our LuViva® Advanced Cervical Scan non-invasive cervical cancer detection device. Our technology, including products in research and development, primarily relates to biophotonics technology for the non-invasive detection of cancers.

We are a Delaware corporation, originally incorporated in 1992 under the name “SpectRx, Inc.,” and, on February 22, 2008, changed our name to Guided Therapeutics, Inc. At the same time, we renamed our wholly owned subsidiary, InterScan, which originally had been incorporated as “Guided Therapeutics.”

Since our inception, we have raised capital through the private sale of preferred stock and debt securities, public and private sales of common stock, funding from collaborative arrangements, and grants.

Our prospects must be considered in light of the substantial risks, expenses and difficulties encountered by entrants into the medical device industry. This industry is characterized by an increasing number of participants, intense competition and a high failure rate. We have experienced operating losses since our inception and, as of March 31, 2015, we have an accumulated deficit of approximately $114.3 million. To date, we have engaged primarily in research and development efforts and the early stages of marketing our products. We do not have significant experience in manufacturing, marketing or selling our products. We may not be successful in growing sales for our products. Moreover, we may not obtain required regulatory clearances or approvals in a timely manner, or at all. Our products may not ever gain market acceptance and we may not ever generate significant revenues or achieve profitability. The development and commercialization of our products requires substantial development, regulatory, sales and marketing, manufacturing and other expenditures. We expect our operating losses to continue through at least the end of 2015 as we continue to expend substantial resources to introduce LuViva, obtain regulatory clearances or approvals, build our marketing, sales, manufacturing and finance capabilities and conduct further research and development.

Our product revenues to date have been limited. In 2013, the majority of our revenues were from grants from the National Cancer Institute, or NCI, and the National Institutes of Health, or NIH, and revenue from the sale of LuViva devices. In 2014, the majority of our revenues were from the sale of LuViva devices and disposables, as well as some revenue from NIH grants and licensing agreement fees. We expect that the majority of our revenue in 2015 will be derived from revenue from the sale of LuViva devices and disposables.

Recent Developments

On July 28,  2015, we announced that our Turkish distributor had signed a four-year deal, valued at $10 million to us, to sell LuViva devices and disposables to the Turkish Ministry of Health.

On June 29, 2015, we entered into a securities purchase agreement with certain accredited investors for the issuance and sale of an aggregate of 6,737 shares of our Series C convertible preferred stock, at a purchase price of $750 per share and an initial conversion price of $0.095 per share, and five-year warrants exercisable to purchase an aggregate of approximately 106.4 million shares of our common stock at an initial exercise price of $0.095 per share, subject to certain customary adjustments and anti-dilution provisions. On June 30, we consummated the initial closing of this transaction, by issuing 3,334 shares of Series C preferred stock to the selling stockholder named in this prospectus, as well as a warrant exercisable for 52,642,105 shares of common stock. On July 10, 2015, the remaining holders of our Series B preferred stock not already party to the agreement and a holder of a promissory note we previously issued were joined as parties, and will purchase an additional 432 shares of Series C preferred stock and receive additional warrants to purchase 6,821,053 shares of our common stock, all on the same terms as the original parties to the agreement. In connection with the private placement, we entered into a registration rights agreement pursuant to which we have certain contractual obligations to register the shares of common stock issuable upon conversion of, or payments of dividends on, the Series C preferred stock and the exercise of the warrants. The second closing is contingent upon, among other things, approval by our stockholders of an amendment to our certificate of incorporation increasing the amount of authorized common stock available for issuance. At the second closing, investors holding shares of Series B preferred stock or the promissory note we previously issued will be entitled to exchange those shares or the outstanding promissory note, in lieu of making a cash payment, on a dollar-for-dollar basis, on the same terms as each other investor. We expect to receive $1,500,000 in gross cash proceeds in the second closing.

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On June 29, 2015, we entered into the latest of a series of amendment agreements with Tonaquint, Inc. (dated March 10, 2015, May 4, 2015, June 1, 2015, and June 16, 2015, in addition to June 29, 2015), pursuant to each of which the terms of the secured promissory note issued to Tonaquint on September 10, 2014 were amended to, among other things, extend the date upon which the balance of the note is due, ultimately to August 31, 2016. During the extension, interest on the note has been accruing, and will continue to accrue, at a rate of the lesser of 18% per year or the maximum rate permitted by applicable law. Pursuant to the amendments, we have granted Tonaquint the right to convert up to $450,000 in outstanding balance into shares of our common stock, which limit will increase by $75,000 monthly beginning August 2015, at a conversion price per share equal to the lower of (1) $0.25 and (2) 75% of the lowest daily volume weighted average price per share of our common stock during the five business days prior to conversion. If the conversion price at the time of any conversion request would be lower than $0.15 per share, we have the option of delivering the conversion amount in cash in lieu of shares of our common stock.

On June 25 and 26, 2015, we entered into various agreements with holders of the warrants originally issued in December 2014, pursuant to which each holder separately agreed to exchange its warrant for two new warrants that, unlike the original warrant, do not contain any price- or share-reset provisions. Each new warrant is exercisable for the same number of shares of our common stock as the original warrant, at any time beginning December 2, 2015 and ending December 2, 2020. The exercise price of the first new warrant is $0.09 per share and the second new warrant is $0.11 per share but, aside from the exercise price, the new warrants are identical in terms to each other. As additional consideration, we agreed to issue an aggregate of approximately 3.1 million shares of our common stock to the holders, pro rata based on the amount of shares underlying their original warrants. The holders further agreed to amend to the securities purchase agreement, dated December 2, 2014, that governed (among other things) the issuance of the original warrants. Effective June 26, 2015, the amendment removed the provisions in the securities purchase agreement prohibiting us from entering into “variable-rate transactions” or undertaking a reverse or forward stock split or reclassification of our common stock without the consent of the holders.

In connection with the agreement with one of the holders, Magna, on June 25, 2015 we also agreed to exchange an outstanding senior convertible note held by Magna for a new note, in stated principal amount equal to the then-outstanding principal on the original note. The new note had the same terms as the original note, except that, among other things, Magna was temporarily prohibited from converting any of the balance into shares of our common stock. On June 30, 2015, we paid in full the entire balance of the new note.

Effective June 19, 2015, we amended the Certificate of Designations, Preferences and Rights of our Series B convertible preferred stock to provide that our board of directors may designate an issuance of our common stock (or security exercisable for or convertible into common stock) as an “excepted issuance” that, as a result of such designation, would be exempt from the “lower price issuance” anti-dilution provisions of the Series B preferred stock. Prior to the amendment, our board did not have this authority. See “Description of Securities—Preferred Stock.” In order to secure the consent to the amendment of the holders of the Series B preferred stock, effective June 19, 2015 we agreed with each Series B holder to reduce the exercise price on certain “Tranche A” and “Tranche B” warrants, originally issued to the Series B holders on May 21, 2013. We reduced the “Tranche A” warrant exercise price per share from $1.08 to $0.10455, and the “Tranche B” warrant exercise price per share from $0.10455 to $0.09. We further agreed to grant the Series B holders the right to participate in our next capital-raising transaction by exchanging their shares of Series B preferred stock for the securities to be offered in any such transaction. Separately, we informed all other holders of outstanding “Tranche A” and “Tranche B” warrants that we had lowered the exercise prices per share for those warrants to $0.10455 and $0.09, respectively.

On May 29, 2015, we held our annual meeting of stockholders in Atlanta, Georgia. At the meeting, stockholders approved the reelection of our board of directors, an amendment to our certificate of incorporation to increase the number of authorized shares of our common stock to a total of 245,000,000 shares, the compensation of our named executive officers, and the appointment of UHY, LLP as our independent auditors for fiscal year 2015.

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On May 19, 2015, we announced that we had received notification from the FDA regarding the PMA application for LuViva. In its most recent communication, the FDA advised us that our PMA amendment, filed in July 2014, was not approvable in its current form. While the agency advised us that more patient data would likely be necessary to amend the current application, the agency also stated its willingness to consider alternative approaches to move the product to approvable form.

On April 15, 2015, we announced that we had completed the sale of 4.0 million shares of our common stock and warrants to purchase an additional 2.0 million shares, for an aggregate purchase price of $720,000, in a private placement to accredited investors. In conjunction with the investment, we signed a letter of intent with the investors to negotiate the exclusive distribution rights for LuViva in China. The letter of intent calls for the sale of five LuViva devices and associated single use disposables to Hong Kong and China, for clinical testing and regulatory evaluation

Critical Accounting Policies

Our material accounting policies, which we believe are the most critical to an investors understanding of our financial results and condition, are discussed below. Because we are still early in our enterprise development, the number of these policies requiring explanation is limited. As we begin to generate increased revenue from different sources, we expect that the number of applicable policies and complexity of the judgments required will increase.

Currently, our policies that could require critical management judgment are in the areas of revenue recognition, reserves for accounts receivable and inventory valuation.

Revenue Recognition: We recognize revenue from contracts on a straight line basis, over the terms of the contract. We recognize revenue from grants based on the grant agreement, at the time the expenses are incurred. Revenue from the sale of the Company’s products is recognized upon shipment of such products to its customers.

Valuation of Deferred Taxes: We account for income taxes in accordance with the liability method. Under the liability method, we recognize deferred assets and liabilities based upon anticipated future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases. We establish a valuation allowance to the extent that it is more likely than not that deferred tax assets will not be utilized against future taxable income.

Stock Option Plan: We measure the cost of employees services received in exchange for equity awards, including stock options, based on the grant date fair value of the awards. The cost will be recognized as compensation expense over the vesting period of the awards.

Warrants: We have issued warrants, which allow the warrant holder to purchase one share of stock at a specified price for a specified period of time. We record equity instruments, including warrants issued to non-employees, based on the fair value at the date of issue. The fair value of the warrants, at date of issuance, is estimated using the Black-Scholes Model.

Allowance for Inventory Valuation: We estimate losses from obsolete and damaged inventories quarterly and revise our reserves as a result. Since the inventory is stated at the lower of cost or market, we also estimated an allowance for the potential losses on the sale of inventory.

Allowance for Accounts Receivable: We estimate losses from the inability of our customers to make required payments and periodically review the payment history of each of our customers, as well as their financial condition, and revise our reserves as a result.

Debt Issuance: Debt issuance costs incurred in securing the Company’s financing arrangements are capitalized and amortized over the term of the debt. Deferred financing costs are included in other long term assets.

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Results of Operations

Comparison of the Three Months Ended March 31, 2015 and 2014

Sales Revenue, Cost of Sales and Gross Loss from Devices and Disposables: Sales revenue from the sale of LuViva devices and disposables for the three months ended March 31, 2015, was approximately $127,000. Related costs of sales and net realizable value expenses were approximately $107,000, which resulted in a gross profit on the device and disposables of approximately $20,000. Sales revenue from the sale of LuViva devices and disposables for the three months ended March 31, 2014, was approximately $122,000. Related costs of sales were approximately $192,000, which resulted in a gross loss on the device and disposables of approximately $70,000.

Contract and Grant Revenue:  Contract and grant revenue decreased to approximately $15,000 for the quarter ended March 31, 2015, from approximately $19,000 for the same period in 2014. Contract and grant revenue was lower for the first quarter 2015 due primarily to lower sales of LuViva components in the three months then ended.

Research and Development Expenses:  Research and development expenses decreased to approximately $373,000 for the three months ended March 31, 2015, compared to $607,000 for the same period in 2014. The decrease, of approximately $234,000, was primarily due to a decrease in expenses associated with our esophageal cancer technology our ongoing shift toward production of LuViva devices.

Sales and Marketing Expenses:  Sales and marketing expenses were approximately $172,000 during the three months ended March 31, 2015, compared to $283,000 for the same period in 2014. The decrease was primarily due to the Company wide expense reduction and cost savings efforts.

General and Administrative Expenses:  General and administrative expenses decreased to approximately $963,000 during the three months ended March 31, 2015, compared to approximately $1.1 million for the same period in 2014. The decrease of approximately $175,000, or 15.38%, is primarily related to lower payroll expense incurred during the same period.

Other Income: Other income for the three months ended March 31, 2015, was approximately $6,000, compared to other income of approximately $2,000 for the three months ended March 31, 2014.

Interest Expense:  Interest expense increased to approximately $492,000 for the three months ended March 31, 2015, as compared to approximately $27,000 for the same period in 2014, primarily due to amortization of debt discount and debt issuance costs.

Fair Value of Warrants Expense: Fair value of warrants expense recovery was approximately $714,000 for the year three months ended March 31, 2015, as compared to approximately $542,000 for the same period in 2014.

Net loss was approximately $1.2 million during the three months ended March 31, 2015, compared to $1.6 million for the same period in 2014, for the reasons outlined above.

Comparison of 2014 and 2013

General: Net loss attributable to common stockholders decreased to approximately $10.0 million or $0.13 per share in 2014, from $10.4 million or $0.16 per share in 2013.

Sales Revenue, Cost of Sales and Gross Loss from Devices and Disposables: Revenues from the sale of LuViva devices for the years ended December 31, 2014 and 2013 were approximately $758,000 and $359,000, respectively. Related costs of sales and valuation allowances on the Net Realizable Values were approximately $891,000 and $611,000 in 2014 and 2013, respectively, which resulted in a gross loss on the device and disposable of approximately $133,000 and $252,000, in 2014 and 2013, respectively.

Revenue from Grants and other Agreements: Total revenues decreased to approximately $65,000 in 2014, from $820,000 in 2013, primarily due to the termination of grant income from the National Cancer Institute in the fourth quarter of 2013. There were no costs of sales associated with this revenue in 2014 and 2013.

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Research and Development Expenses: Research and development expenses remained unchanged at approximately $2.8 and $2.7 million in 2014 and 2013, respectively.

Sales and Marketing Expenses: Sales and marketing expenses increased to approximately $1.2 million in 2014, compared to approximately $901,000 in 2013, due to an increase in expenses associated with marketing efforts for LuViva.

General and Administrative Expense: General and administrative expense increased to approximately $4.6 million in 2014, from about $3.5 million in 2013. The increase, of approximately $1.1 million or 31.5%, has been classified as an increase in cash expenses of approximately $517,000 and non-cash expenses of approximately $599,000. Cash related expenses - primarily related to increase in employee-related expenses of approximately $260,000; professional fees in conjunction with the Company’s on-going financing efforts of approximately $283,000, as well as clinical trial expenses for our product efficacy testing and travel expenses of approximately $138,000, offset in part by overall reduction in other operating expenses of approximately $164,000. Non-cash related expenses primarily related to executive restricted stock expenses of approximately $393,000, offset in part by a decrease in employee stock option expenses of approximately $104,000; an increase in directors’ compensation stock issued in lieu of cash for approximately $182,000, as well as inventory write off for obsolescence of approximately $128,000.

Other Income: Other income was approximately $25,000 in 2014, compared to $110,000 in 2013. The decrease was primarily related to approximately $73,000 received from our insurance provider as a distribution in the year ended December 31, 2013.

Interest Expense: Interest expense increased to approximately $979,000 for the year ended December 31, 2014, as compared to interest expense of approximately $45,000 for the same period in 2013. The increase was primarily related to amortization expense of debt issuance cost and amortization of debt discount, in conjunction with our financing efforts, of approximately $761,000.

Loss on extinguishment of debt: Loss on extinguishment of debt was approximately $325,000 for the year ended December 31, 2014. There was no loss on extinguishment of debt for the fiscal year ended December 31, 2013.

Fair Value of Warrants Expense: Fair value of warrants recovery was approximately $65,000 for the year ended December 31, 2014, as compared to expense of $674,000 for the same period in 2013.

There was no income tax benefit recorded for the years ended December 31, 2014 and 2013, due to recurring net operating losses.

Liquidity and Capital Resources

Since our inception, we have raised capital through the private sale of preferred stock and debt securities, public and private sales of common stock, funding from collaborative arrangements, and grants. At March 31, 2015, we had cash of approximately $18,000 and negative working capital of approximately $3.6 million. See “—Recent Developments” for details on our capital-raising activities since March 31, 2015.

Our major cash flows in the quarter ended March 31, 2015, consisted of cash out-flows of approximately $626,000 million from operations, including approximately $1.2 million of net loss, no cash inflow nor outflow from investing activities and a net change from financing activities of $482,000, which primarily represents the proceeds received from the sales of privately placed securities.

Our major cash flows for the year ended December 31, 2014 consisted of cash out-flows of $6.3 million from operations, including approximately $9.9 million of net loss, cash outflows of $150,000 from investing activities and a net change from financing activities of $6.0 million, which primarily represented the proceeds received from issuance of common stock and warrants, proceeds from debt financing, as well as exercise of outstanding warrants and options.

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We will be required to raise additional funds through public or private financing, additional collaborative relationships or other arrangements, as soon as possible. We believe our existing and available capital resources will be sufficient to satisfy our funding requirements through the third quarter of 2015. We are evaluating various options to further reduce our cash requirements to operate at a reduced rate, as well as options to raise additional funds, including loans.

Substantial capital will be required to develop our products, including completing product testing and clinical trials, obtaining all required U.S. and foreign regulatory approvals and clearances, and scaling up manufacturing and marketing our products. Any failure to obtain capital would have a material adverse effect on our business, financial condition and results of operations.

Our financial statements have been prepared and presented on a basis assuming we will continue as a going concern. The above factors raise substantial doubt about our ability to continue as a going concern, as more fully discussed in Note 1 to the consolidated financial statements contained herein and in the report of our independent registered public accounting firm accompanying our financial statements contained in our annual report on Form 10-K for the year ended December 31, 2014.

Off-Balance Sheet Arrangements

We have no material off-balance sheet arrangements; no special purpose entities; nor do activities that include non-exchange-traded contracts account for at fair value.

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DIRECTORS AND EXECUTIVE OFFICERS

Our executive officers are elected by and serve at the discretion of our board of directors. The following table lists information about our directors and executive officers as of April 24, 2014:

Name	Age	Position with Guided Therapeutics
Gene S. Cartwright, Ph.D.	61	Chief Executive Officer, President, Acting Chief Financial Officer and Director
Richard L. Fowler	58	Senior Vice President of Engineering
Ronald W. Hart, Ph.D.	73	Director
John E. Imhoff, M.D.	66	Director
Michael C. James	56	Chairman of the Board and Director
Jonathan M. Niloff, M.D.	61	Director
Linda Rosenstock, M.D.	64	Director

Except as set forth below, all of the executive officers have been associated with us in their present or other capacities for more than the past five years. Officers are elected annually by the board of directors and serve at the discretion of the board. There are no family relationships among any of our executive officers and directors.

Gene S. Cartwright, Ph.D. joined us in January 2014 as the President, Chief Executive Officer and Acting Chief Financial Officer. He was elected as a director on January 31, 2014. His most recent position was with Omnyx, LLC, a Joint Venture between GE Healthcare and the University of Pittsburgh Medical Center, where, as CEO for over four years he founded and managed the successful development of products for the field of Digital Pathology. Prior to his work with Omnyx, LLC, he was President of Molecular Diagnostics for GE Healthcare. Prior to GE, Dr. Cartwright was Divisional Vice President/General Manager for Abbott Diagnostics’ Molecular Diagnostics business. In his 24 year career at Abbott, he also served as Divisional Vice President for U.S. Marketing for five years. He received a Masters of Management degree from Northwestern’s Kellogg School of Management and also holds a Ph.D. in chemistry from Stanford University and an AB from Dartmouth College.

Dr. Cartwright brings over 30 years of experience working in the IVD diagnostics industry. He has great experience in the diagnostics market both in the development and introduction of new diagnostics technologies, as well as extensive successful commercial experience with global businesses. With his background and experience, Dr. Cartwright, as President, CEO and Director will work with and advise the board as to how we can successfully market and build the LuViva international sales.

Rick Fowler, Mr. Fowler, Sr. VP of Engineering is an accomplished Executive with significant experience in the management of businesses that sell, market, produce and develop sophisticated medical devices and instrumentation. Mr. Fowler’s 25 plus years of experience includes assembling and managing teams, leading businesses and negotiating contracts, conducting litigation, and developing ISO, CE, FDA QSR, GMP and GCP compliant processes and products. He is adept at providing product life cycle management through effective process definition and communication - from requirements gathering, R&D feasibility, product development, product launch, production startup and support. Mr. Fowler combines outstanding analytical, out-of-the-box, and strategic thinking with strong leadership, technical, and communication skills and he excels in dynamic, demanding environments while remaining pragmatic and focused. He is able to deliver high risk projects on time and under budget as well as enhance operational effectiveness through outstanding cross-functional team leadership (R&D, marketing, product development, operations, QA, sales, service, and finance). In addition, Mr. Fowler is well versed in global medical device regulatory and product compliance requirements.

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Ronald W. Hart, Ph.D. has served as a member of our Board of Directors since March 2007. He has published over 600 peer-reviewed publications, has been appointed to a number of academic positions and is credited with developing the first direct proof that DNA is causal in certain forms of cancer. He chaired a number of federal committees and task forces, including the development and implementation of the Technology Transfer Act of 1986 and the White House Task Force on Chemical Carcinogenesis. In 1980, Dr. Hart was appointed Director of the National Center for Toxicological Research, the research arm of the FDA, a position he held until 1992. In 1992, Dr. Hart was the first ever Presidential Appointee to the position of Distinguished Scientist in Residence for the US Public Health Service/FDA, a position he held until his retirement in 2000. Dr. Hart received his Ph.D. in physiology and biophysics from the University of Illinois. Dr. Hart has helped in the development of business strategy for a number of start-up companies.

Dr. Hart adds considerable value to the Board as: a former FDA bureau chief, he advises the Board and management on our FDA relationship and strategy and as an expert in international trade, he advises the Board and management on international partnering and distribution agreements.

John E. Imhoff, M.D. has served as a member of our Board of Directors since April 2006. Dr. Imhoff is an ophthalmic surgeon who specializes in cataract and refractive surgery. He is one of our principal stockholders and invests in many other private and public companies. He has a B.S. in Industrial Engineering from Oklahoma State University, an M.D. from the University of Oklahoma and completed his ophthalmic residency at the Dean A. McGee Eye Institute. He has worked as an ophthalmic surgeon and owner of Southeast Eye Center since 1983.

Dr. Imhoff has experience in clinical trials and in other technical aspects of a medical device company. His background in industrial engineering is especially helpful to our company, especially as Dr. Imhoff can combine this knowledge with clinical applications. His experience in the investment community also lends itself as invaluable to a public company that participates in equity transactions.

Michael C. James has served as a member of our Board of Directors since March 2007 and as Chairman of the Board since October 15, 2013. Mr. James is also the Managing Partner of Kuekenhof Capital Management, LLC, a private investment management company, Chief Executive Officer and the Chief Financial Officer of Inergetics, Inc., a nutraceutical supplements company and also the Chief Financial Officer of Terra Tech Corporation, which is a hydroponic and agricultural company. He also holds the position of Managing Director of Kuekenhof Equity Fund, L.P. and Kuekenhof Partners, L.P. Mr. James currently sits on the Board of Directors of Inergetics; Inc. Mr. James was Chief Executive Officer of Nestor, Inc. from January 2009 to September 2009 and served on their Board of Directors from July 2006 to June 2009. He was employed by Moore Capital Management, Inc., a private investment management company from 1995 to 1999 and held position of Partner. He was employed by Buffalo Partners, L.P., a private investment management company from 1991 to 1994 and held the position of Chief Financial and Administrative Officer. He began his career in 1980 as a staff accountant with Eisner LLP. Mr. James received a B.S. degree in Accounting from Farleigh Dickinson University in 1980.

Mr. James has experience both in the areas of company finance and accounting, which is invaluable to us during financial audits and offerings. Mr. James has extensive experience in the management of both small and large companies and his entrepreneurial background is relevant as we develop as a company.

Jonathan M. Niloff, M.D. was elected as a director in April 2010. Dr. Niloff is Vice President and Chief Medical Officer at McKesson Technology Solutions, a medical software company. Prior to that, Dr. Niloff was the Founder, Chairman of the Board and Chief Medical Officer of MedVentive Inc. Prior to joining MedVentive, Dr. Niloff served as President of the Beth Israel Deaconess Physicians Organization, Medical Director for Obstetrics and Gynecology for its Affiliated Physicians Group, and Chief of Gynecology at New England Deaconess Hospital. He served as an Associate Professor of Obstetrics, Gynecology, and Reproductive Biology at Harvard Medical School. He has deep expertise in all aspects of medical cost and quality improvement, and has published extensively on the topic of gynecologic oncology including the development of the CA125 test for ovarian cancer. Dr. Niloff received his undergraduate education at The Johns Hopkins University, an M.D. degree from McGill University, and an MBA degree from Boston University.

Dr. Niloff is uniquely qualified to assist the Board and management because he combines his clinical background as a Harvard Ob-Gyn with his business acumen developed through an MBA degree and as CMO of MedVentive. Dr. Niloff has specific experience in evaluating new medical technology (e.g., CA125) and its implications to cost containment and reimbursement. Furthermore, Dr. Niloff has numerous professional contacts in the Ob-Gyn community that can aid in our development and marketing of our cervical cancer detection technology.

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Linda Rosenstock, M.D. was appointed to the Board in April 2012. Dr. Linda Rosenstock is Dean Emeritus (served as Dean from 2000 - 2012) of the University of California, Los Angeles (UCLA) Fielding School of Public Health. She holds appointments at UCLA as Professor of Health Policy and Management, Medicine and Environmental Health Sciences and is a recognized authority in broad areas of public health and science policy. Internationally, Dr. Rosenstock has been active in teaching and research in many developing countries and has served as an advisor to the World Health Organization. Dr. Rosenstock also chaired the United Auto Workers/General Motors Occupational Health Advisory Board. She is an Honorary Fellow of the Royal College of Physicians and an elected member of the National Academy of Sciences' Institute of Medicine where she has served as a member of their Board on Health Sciences Policy and Chair of the Committee for Preventive Services for Women. In January 2011, she was appointed by President Obama to the Advisory Group on Prevention, Health Promotion and Integrative and Public Health. She has served on the Board of Directors for Skilled Health Care since 2009.

Before coming to UCLA in 2000, Dr. Rosenstock served as Director of the National Institute for Occupational Safety and Health (NIOSH) for nearly seven years. As Director of NIOSH, Dr. Rosenstock led the only federal agency with a mandate to undertake research and prevention activities in occupational safety and health. During her tenure, she was instrumental in creating the National Occupational Research Agenda, a framework for guiding occupational safety and health research, and in expanding the agency's responsibilities. In recognition of her efforts, Dr. Rosenstock received the Presidential Distinguished Executive Rank Award, the highest executive service award in the government and was also the James P. Keogh Award Winner for 2011 in appreciation of a lifetime of extraordinary leadership in occupational health and safety. Dr. Rosenstock received her M.D. and M.P.H. from The Johns Hopkins University. She conducted her advanced training at the University of Washington, where she was Chief Resident in Primary Care Internal Medicine and a Robert Wood Johnson Clinical Scholar.

Dr. Rosenstock is uniquely qualified as a Board Member for Guided Therapeutics. First, as a trained physician who has also chaired the Preventive Services for Women Committee of the National Academies’ Institute of Medicine, she has been directly involved in setting institutional and government policy for breast and cervical cancer screening, which is directly relevant to our LuViva cervical cancer detection device. Secondly, she brings a wealth of international experience in developing countries, which is a focus of our product distribution effort in cancer detection. Thirdly, she has demonstrated a lifetime of extraordinary leadership and her international recognition as an expert in health policy will provide outstanding credibility to Guided Therapeutics as a leading innovator in women’s healthcare.

CORPORATE GOVERNANCE

Board Meetings and Committees

Our board of directors held seven meetings during the fiscal year ended December 31, 2014. No director attended fewer than 75% of the meetings of the board of directors or the committees on which he served during the fiscal year ended December 31, 2014. We encourage our directors to attend the annual meeting of stockholders. In 2014, all six directors attended our annual meeting. All of the members of the board of directors, with the exception of our Chief Executive Officer, serve on the audit, compensation and nomination committees. Although we are not subject to the listing standards of any national securities exchange or inter-dealer quotation system, based on the definition of independence in the NASDAQ listing standards, Dr. Hart, Dr. Imhoff, Mr. James, Dr. Niloff and Dr. Rosenstock are independent directors. The board works with its members and management to identify new board members, and will consider nominees recommended by stockholders. Any recommendation should be addressed in writing to the Board of Directors, c/o Corporate Secretary, 5835 Peachtree Corners East, Suite D, Norcross, Georgia 30092.

The audit committee selects and engages the independent registered public accounting firm to audit our annual financial statements and pre-approves all allowable audit services and any special assignments given to the accountants. The audit committee also determines the planned scope of the annual audit, any changes in accounting principles, the effectiveness and efficiency of our internal accounting staff and the independence of our external auditors. The audit committee met four times during 2014. The audit committee currently consists of Mr. James and Drs. Niloff, Hart, Imhoff and Rosenstock. Each member of the audit committee is independent in accordance with the NASDAQ listing standards for audit committee independence and applicable SEC regulations. None of the members of the audit committee has participated in the preparation of our financial statements at any time during the past three years. The board has also determined that Mr. James and Drs. Niloff, Imhoff, Hart and Rosenstock meet the criteria specified under applicable SEC regulations for an “audit committee financial expert” and that the committee members are financially sophisticated.

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The board of directors, in consultation with our Chief Executive Officer, sets the compensation for our officers, reviews management organization and development, reviews significant employee benefit programs and establishes and administers executive compensation programs. The compensation committee currently consists of Mr. James and Drs. Niloff, Hart, Imhoff and Rosenstock, each of whom is independent under NASDAQ listing standards. The compensation committee met once during 2014.

The board of directors, in consultation with our Chief Executive Officer, reviews and recommends individuals to be nominated as directors. Our board has historically evaluated all candidates based upon, among other factors, a candidate’s financial literacy, knowledge of our industry or other background relevant to our needs, status as a stakeholder, independence, and willingness, ability and availability for service. Other than the foregoing, there have been no stated minimum criteria for director nominees, although our board has considered such other factors as it has deemed to be in the best interests of us and our stockholders. The board has considered diversity as it has deemed appropriate in this context (without having a formal diversity policy), given current needs and the current needs of the board to maintain a balance of knowledge, experience and capability. When considering diversity, the board has considered diversity as one factor, of no greater or lesser importance than other factors and has considered diversity in a broad context of race, gender, age, business experience, skills, international experience, education, other board experience and other relevant factors.

The audit committee and the compensation committee have each adopted charters, which are available on our web site, at www.guidedinc.com/Investors.htm. The nomination committee currently operates without a charter.

Board Leadership Structure and Role in Risk Oversight

Dr. Cartwright, our President and Chief Executive Officer, also serves as a director; our board is led by the Chairman, Mr. James, one of our independent directors. Our board, as a whole, has responsibility for risk oversight, with reviews of certain areas being conducted by the relevant board committees that report on their deliberations to the full board, as further described below. In addition, our management regularly communicates with the board to discuss important risks for their review and oversight, including regulatory risk and risks stemming from periodic litigation or other legal matters in which we are involved. Given the small size of the board, the board feels that this structure for risk oversight is appropriate (except for those risks that require risk oversight by independent directors only).

The board of directors is specifically charged with discussing risk management (primarily financial and internal control risk), and receives regular reports from management, independent auditors, internal audit and outside legal counsel on risks related to, among others, our financial controls and reporting. The board of directors reviews risks related to compensation and makes recommendations to the board with respect to whether our compensation policies are properly aligned to discourage inappropriate risk-taking, and is regularly advised by management and, as deemed appropriate, outside legal counsel.

Communication with Directors

Any stockholder is welcome to communicate with any director or the board of directors by writing to a director or the board as a whole, c/o Corporate Secretary, 5835 Peachtree Corners East, Suite D, Norcross, Georgia 30092.

Director Compensation

Generally, non-employee directors receive payments of $3,000 per quarter, $1,000 per meeting attended in person or $500 if attended by telephone, and $300 per committee meeting attended. None of our directors received any compensation or reimbursement in cash for fiscal year ended December 31, 2014; however, they did receive common stock in lieu of cash for 2014 and common stock and stock options in lieu of cash for 2013, in connection with their services as members of the board of directors and their service on board committees.

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Director Compensation Table, for year ended December 31, 2014

Name and Principal Position	Common Stock Awards (#)
Michael C. James, Chairman and Director	163,044
Ronald W. Hart, Ph.D., Director	152,174
John E. Imhoff, M.D., Director	152,174
Jonathan M. Niloff, M.D., Director	152,174
Linda Rosenstock, M.D., Director	152,174

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table lists specified compensation we paid or accrued during each of the fiscal years ended December 31, 2014 and 2013 to the Chief Executive Officer and our two other most highly compensated executive officers, collectively referred to as the named executive officers, in 2014:

2014 and 2013 Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)(1)	Total ($)
Gene S. Cartwright, Ph.D. President, CEO, Acting CFO and Director (2)	2014	300,000	150,000	731,000	1,046,000
	2013	-	-	-	-
Mark Faupel, Ph.D. Former President, CEO and Acting CFO (3)	2014	264,097	13,600	17,000	294,697
	2013	243,000	-	24,000	267,000
Richard Fowler, Senior Vice President of Engineering	2014	203,000	-	17,000	220,000
	2013	197,000	-	24,000	221,000
Shabbir Bambot, Ph.D. (4) Former Vice President of Research and Development	2014	-	-	-	-
	2013	80,222	-	-	80,222
(1)	See Note 3 to the consolidated financial statements that accompany this prospectus.
(2)	Dr. Cartwright was hired in January 2014.
(3)	Dr. Faupel currently serves as the Company’s Chief Scientific Officer.
(4)	Dr. Bambot resigned from the Company on May 10, 2013.

Dr. Cartwright’s 2014 compensation consisted of a base salary of $300,000, with $150,000 performance condition related bonus, and the usual customary company benefits. He also received 2,000,000 both market and performance condition restricted shares of common stock (1,000,000 GT stock price closes at/above $1.50 for 30 consecutive trading days (the “Tier 1 Vesting Date”); subject to the Executive’s continuous employment with the Company through the applicable vesting date; (i) 500,000 shares will vest on the Tier 1 Vesting Date; and (ii) 500,000 shares will vest on the first anniversary of the Tier 1 Vesting Date. 1,000,000 GT stock price closes at/above $2.50 for 30 consecutive trading days (the “Tier 2 Vesting Date”); subject to the Executive’s continuous employment with the Company through the applicable vesting date: (i) 500,000 shares will vest on the Tier 2 Vesting Date; and (ii) 500,000 shares will vest on the first anniversary of the Tier 2 Vesting Date). Dr. Cartwright was also issued 35,000 and 250,000 of stock options that vest over 48 months in 2014. As of December 31, 2014, Dr. Cartwright’s deferred salary was $42,516 and his deferred bonus was $150,000.

Dr. Faupel’s 2014 and 2013 compensation consisted of a base salary of $264,097 and $243,000, respectively, and usual and customary company benefits. He received no bonus and 35,000 shares of stock options, which vest over 48 months in 2014 and 2013. As of December 31, 2014, Dr. Faupel’s remaining deferred salary and bonus was $31,173. He also holds a promissory note of $217,064 for past un-paid salary.

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Mr. Fowler’s 2014 and 2013 compensation consisted of a base salary of $203,000 and $197,000, respectively, and usual and customary company benefits. He received no bonus and 35,000 shares of stock options, which vest over 48 months in 2014 and 2013. As of December 31, 2014, Mr. Fowler’s total deferred salary was approximately $123,080.

Dr. Bambot’s 2014 and 2013 compensation consisted of a base salary of zero and $193,000, respectively, and usual and customary company benefits.

Outstanding Equity Awards to Officers at December 31, 2014

	Option Awards
Name and Principal Position	Number of Securities Underlying Options Exercisable (#)(1)	Number of Securities Underlying Options Un-exercisable (#)	Equity Incentive Plan Awards: Number of Securities Under- lying Un-exercised Unearned Options (#)	Option Exercise Price ($)(2)	Option Expiration Date
Gene S. Cartwright, Ph.D. President, CEO, Acting CFO and Director	16,249	-	268,751	0.25	12/31/2024
Mark Faupel, Ph.D. Former President, CEO & Acting CFO	2,155,832	-	29,167	0.71	12/31/2024
Richard Fowler Senior Vice President of Engineering	577,823	-	74,168	0.59	12/31/2024
(1)	Represents fully vested options.
(2)	Based on all outstanding options.

Outstanding Equity Awards to Directors at December 31, 2014

	Option Awards
Name and Principal Position	Option Awards (#)	Exercise Price ($)
Ronald W. Hart, Ph.D.	655,000	0.37
John E. Imhoff, M.D.	303,750	0.78
Michael C. James	107,500	0.78
Jonathan Niloff, M.D.	142,917	0.74
Linda Rosenstock	125,000	0.80

The following Board members also serve as consultants to the company:

  Ronald W. Hart, Ph.D. – Dr. Hart, as part of his board duties, provides advice on regulatory and clinical issues, especially with advice for the Company with regard to its application to the FDA.
  Ronald W. Allen – Mr. Allen advised the company with regard to personnel and financing. As such, he played an important role in identifying potential funding sources.

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SHARE OWNERSHIP OF DIRECTORS, OFFICERS AND CERTAIN BENEFICIAL OWNERS

The following table lists information regarding the beneficial ownership of our common stock as of July 10, 2015 by (i) each person whom we know to beneficially own more than 5% of the outstanding shares of our common stock, (ii) each director, (iii) each person named in the summary compensation table, and (iv) all directors and executive officers as a group. Unless otherwise indicated, the address of each person listed is 5835 Peachtree Corners East, Suite D. Norcross, Georgia 30092.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percent of Class (2)
5% Stockholders
Magna Equities II LLC (3)	14,130,425	8.35%
David B. Musket / ProMed Partners, LP (4)	9,879,860	5.88%

Management
John E. Imhoff, Director (5)	19,740,744	11.76%
Ronald Hart, Director (6)	2,393,458	1.46%
Michael C. James, Chairman / Keukenoff Equity Fund, LLP (7)	1,650,860	1.01%
Linda Rosenstock, Director (8)	1,012,174	*
Jonathan Niloff, Director (9)	1,082,383	*
Gene Cartwright, Director, President and CEO (10)	2,475,854	1.52%
Mark L. Faupel, Consultant (11)	3,179,661	1.92%
Richard L. Fowler, SVP (12)	668,543	*

All directors and executive officers as a group (7 persons)	29,024,016	13.40%

(*)	Less than 1%.
(1)	Except as otherwise indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock.
(2)	Percentage ownership is based on 113,250,483 shares of common stock outstanding as of July 10, 2015.
(3)	Consists of 7,700,504 shares of common stock and warrants to purchase 6,429,921 shares of common stock.
(4)	Consists of 138,683 shares of common stock, 3,825,921 shares issuable upon conversion of 400 shares of Series B preferred stock and 4,165,436 shares issuable upon exercise of warrants, each held by Mr. Musket, and 21,949 shares of common stock, 478,240shares issuable upon conversion of 50 shares of Series B preferred stock and 1,249,631shares issuable upon exercise of warrants, each held by ProMed Partners, LP. Mr. Musket is the managing member of ProMed Asset Management. LLC, general partner of ProMed Partners, LP, and disclaims beneficial ownership of shares owned by ProMed Partners, LP except to the extent of his pecuniary interest therein.
(5)	Consists of 9,771,287 directly held shares, 4,782,401 shares issuable upon conversion of 500 shares of Series B preferred stock, 4,283,306 shares issuable upon exercise of warrants, and 903,750 shares issuable upon exercise of options.
(6)	Consists of 691,066 directly held shares, 239,120 shares issuable upon conversion of 25 shares of Series B preferred stock, 208,272 shares issuable upon exercise of warrants and 1,255,000 shares issuable upon exercise of options.
(7)	Consists of 707,620 direct shares, 235,740 shares issuable upon exercise of warrants, and 707,500 shares issuable upon exercise of options, all held by Michael James; and 235,740 shares issuable upon exercise of warrants held by Keukenoff Equity Fund, LP, Michael James, managing partner.
(8)	Consists of 287,174 directly held shares and 725,000 shares issuable upon exercise of options.
(9)	Consists of 339,466 directly held shares and 742,917 shares issuable upon exercise of options.
(10)	Consists of 2,235,739 directly held shares, 235,740 shares issuable upon exercise of warrants, and 4,375 shares issuable upon exercise of options.
(11)	Consists of 646,382 directly held shares, 222,222 shares issuable upon exercise of warrants, and 2,311,057 shares issuable upon exercise of options.
(12)	Consists of 98,115 directly held shares and 570,428 shares issuable upon exercise of options.

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CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
AND DIRECTOR INDEPENDENCE

Our Board recognizes that related person transactions present a heightened risk of conflicts of interest. The Audit Committee has the authority to review and approve all related party transactions involving directors or executive officers of the Company.

Under the policy, when management becomes aware of a related person transaction, management reports the transaction to the Audit Committee and requests approval or ratification of the transaction. Generally, the Audit Committee will approve only related party transactions that are on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third person. The Audit Committee will report to the full Board all related person transactions presented to it.

Based on the definition of independence of the NASDAQ Stock Market, the board has determined that Mr. James, and Drs. Hart, Niloff, Imhoff and Rosenstock are independent directors.

Dr. Imhoff purchased $500,000 in shares of our Series B preferred stock in May 2013. In November 2013 he paid us $586,568 to exercise warrants for 1,466,420 shares of our common stock. In December 2014, he participated in our public offering by investing $26,520.55 to receive 117,870 shares of our common stock and a warrant to purchase an additional 58,935 shares.

On October 23, 2014 and May 21, 2014, our President and CEO, Gene Cartwright, advanced us $30,000 and $100,000, respectively, in cash for 5% simple interest notes, and on August 4, 2014, Dr. Cartwright advanced us $200,000 in cash for a 5% simple interest note. On October 24, 2014, October 7, 2014 and August 26, 2014, our Senior Vice President of Engineering, Richard Fowler, advanced us $6,100, $20,000 and $75,000, respectively, in cash for 6% simple interest notes. On October 7, 2014, our Director of Marketing advanced us $10,000 in cash for a 6% simple interest note.

On February 20, 2014, Mr. James and Drs. Cartwright, Rosenstock and Imhoff advanced us $50,000, $50,000, $50,000, and $25,000 in cash, respectively, for 10% simple interest notes.

LEGAL MATTERS

Jones Day, Atlanta, Georgia, passed upon the validity of the shares of common stock that may be offered by this prospectus.

EXPERTS

Our consolidated financial statements as of December 31, 2014 and 2013, and for the years then ended have been audited by UHY LLP, an independent registered public accounting firm, as set forth in its report, included in this prospectus. Our financial statements and the related independent registered public accounting firm report thereon have been included herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

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WHERE YOU CAN GET MORE INFORMATION

We have filed with the SEC under the Securities Act a registration statement on Form S-1 of which this prospectus forms a part. This prospectus does not contain all of the information contained in the registration statement and its exhibits. We strongly encourage you to read carefully the registration statement and its exhibits.

Any statement made in this prospectus concerning the contents of any contract, agreement or other document is only a summary of the actual contract, agreement or other document. If we have filed any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved.

We file annual, quarterly and current reports; proxy statements and other information with the SEC. You may read and copy any of this information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for information on the operation of the Public Reference Room. The SEC also maintains an Internet website that contains reports, proxy statements and other information regarding issuers, including us, who file electronically with the SEC. The address of that site is http://www.sec.gov. The information contained on the SEC’s website is expressly not incorporated by reference into this prospectus.

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INDEX TO FINANCIAL STATEMENTS

Annual Consolidated Financial Statements

F-1

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA FOR
THE FISCAL YEAR ENDED DECEMBER 31, 2014

Report of Independent Registered Public Accounting Firm

To the Board of Directors and

Stockholders of Guided Therapeutics, Inc.

We have audited the accompanying consolidated balance sheets of Guided Therapeutics, Inc. and Subsidiary (the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of operations, stockholders’ deficit, and cash flows for the years then ended. The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Guided Therapeutics, Inc. and Subsidiary as of December 31, 2014 and 2013, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As described in Note 1 to the consolidated financial statements, the accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company’s recurring losses from operations and accumulated deficit raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also discussed in Note 1 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ UHY LLP

UHY LLP

Sterling Heights, Michigan

March 26, 2014

F-2

GUIDED THERAPEUTICS, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2014 AND 2013
(In Thousands)

ASSETS	2014	2013
CURRENT ASSETS:
Cash and cash equivalents	$162	$613
Accounts receivable, net of allowance for doubtful accounts of $76 and $18 at December 31, 2014 and 2013, respectively	338	133
Inventory, net of reserves of $144 and $184 at December 31, 2014 and 2013, respectively	1,180	1,193
Other current assets	99	101
Total current assets	1,779	2,040

Property and equipment, net	587	920
Other assets	101	356
Debt Issue Cost	564	—
Total noncurrent assets	1,252	1,276

TOTAL ASSETS	3,031	$3,316

LIABILITIES AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Short-term notes payable	646	$35
Current portion of long term debt	123	109
Short-term notes payable, net of discount	1,062	—
Accounts payable	1,733	891
Accrued liabilities	1,015	723
Deferred revenue	24	14
Total current liabilities	4,603	1,772

Warrants, at fair value	2,070	1,548
Long-term debt, net	40	103
Convertible note, net of discount	783	—
Total long-term liabilities	2,893	1,651

TOTAL LIABILITIES	7,496	3,423

COMMITMENTS & CONTINGENCIES (Note 5)

STOCKHOLDERS’ DEFICIT:
Series B convertible preferred stock, $.001 par value; 3 shares authorized, 1.2 and 2.1 shares issued and outstanding as of December 31, 2014 and 2013, respectively (liquidation preference of $1,200 and $2,100 at December 31, 2014 and 2013, respectively)	678	1,139
Common stock, $.001 par value; 195,000 and 145,000 shares authorized, 96,889 and 70,479 shares issued and outstanding as of December 31, 2014 and 2013, respectively	97	71
Additional paid-in capital	107,952	101,840
Treasury stock, at cost	(132)	(132)
Accumulated deficit	(113,060)	(103,025)
TOTAL GUIDED THERAPEUTICS STOCKHOLDERS’ DEFICIT	(4,465)	(107)

TOTAL STOCKHOLDERS’ DEFICIT	(4,465)	(107)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$3,031	$3,316

The accompanying notes are an integral part of these consolidated statements.

F-3

GUIDED THERAPEUTICS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013
(In Thousands Except Per Share Data)

	2014	2013
REVENUE:
Sales – devices and disposables	$758	$359
Cost of goods sold	891	611
Gross loss	(133)	(252)

Contract and grant revenue	65	820

OPERATING EXPENSES:

Research and development	2,788	2,742
Sales and marketing	1,164	901
General and administrative	4,649	3,533
Total operating expenses	8,601	7,174

Operating loss	(8,669)	(6,606)

OTHER INCOME (EXPENSES):
Other income	25	110
Interest expense	(979)	(45)
Loss on extinguishment of debt	(325)	—
Change in fair value of warrants	65	(674)
Total other income	(1,214)	(609)

LOSS FROM OPERATIONS	(9,883)	(7,215)

PROVISION FOR INCOME TAXES	—	—

NET LOSS	(9,883)	(7,215)
DEEMED DIVIDENDS	—	(3,175)
PREFERRED STOCK DIVIDENDS	(152)	—

NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS	$(10,035)	$(10,390)

BASIC AND DILUTED NET LOSS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS	$(0.13)	$(0.16)

WEIGHTED AVERAGE SHARES OUTSTANDING	77,061	65,884

The accompanying notes are an integral part of these consolidated statements.

F-4

GUIDED THERAPEUTICS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(In Thousands)

	Preferred Stock Series B		Common Stock		Additional Paid-In	Treasury	Accumulated
	Shares	Amount	Shares	Amount	Capital	Stock	Deficit	TOTAL
BALANCE, January 1, 2013	—	$—	62,282	$62	$93,273	$(104)	$(92,098)	$1,133

Issuance of Series B preferred stock	3	1,341	—	—	—	—	—	1,341
Deemed dividends on beneficial con- version feature of preferred stock	—	—	—	—	3,148	—	(3,148)	—
Preferred dividends	—	—	—	—	—	—	(27)	(27)
Conversion of preferred stock	(1)	(202)	878	1	201		—	—
Issuance of common stock	—	—	670	1	462	—	—	463
Issuance of stock options	—	—	—	—	126	—	—	126
Exercise of warrants and options	—	—	6,649	7	3,269	—	—	3,276
Stock-based compensation expense	—	—	—	—	824	—	—	824
Deemed dividends on replacement of warrants	—	—	—	—	537	—	(537)	—
Acquisition of treasury stock	—	—	—	—	—	(28)	—	(28)
Net Loss	—	—	—	—	—	—	(7,215)	(7,215)
BALANCE, December 31, 2013	2	$1,139	70,479	$71	$101,840	$(132)	$(103,025)	$(107)

Preferred dividends	—	$—	—	$—	$—	$—	$(152)	$(152)
Conversion of preferred stock	(1)	(461)	2,311	2	459	—	—	—
Issuance of common stock and warrants	—	—	20,872	21	3,348	—	—	3,369
Exercise of warrants and options into common stock	—	—	441	—	96	—	—	96
Conversion of debt into common stock	—	—	2,784	3	890	—	—	893
Issuance of warrants	—	—	—	—	372	—	—	372
Issuance of stock options	—	—	—	—	61	—	—	61
Stock-based compensation	—	—	2	—	886	—	—	886
Net Loss	—	—	—	—	—	—	(9,883)	(9,883)
BALANCE, December 31, 2014	1	$678	96,889	$97	$107,952	$(132)	$(113,060)	$(4,465)

The accompanying notes are an integral part of these consolidated statements.

F-5

GUIDED THERAPEUTICS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013
(In Thousands)
	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(9,883)	$(7,215)
Adjustments to reconcile net loss to net cash used in operating activities:
Bad debt expense	63	7
Loss on extinguishment of debt	325	—
Depreciation	483	461
Amortization	757	—
Stock-based compensation	886	824
Change in fair value of warrants	(65)	674
Changes in operating assets and liabilities:
Accounts receivable	(267)	(33)
Inventory	14	(669)
Other current assets	2	97
Other assets	254	(25)
Accounts payable	842	126
Deferred revenue	10	(26)
Accrued liabilities	296	223
Total adjustments	3,600	1,659

Net cash used in operating activities	(6,283)	(5,556)

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to fixed assets	(150)	(107)

Net cash used in investing activities	(150)	(107)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from issuance of common stock and warrants, net	1,730	2,214
Proceeds from debt financing, net of discount	5,263	115
Loan acquisition costs	(452)	—
Payments on notes payable	(656)	(374)
Proceeds from options and warrants exercised	97	3,276

Net cash provided by financing activities	5,982	5,231

NET CHANGE IN CASH AND CASH EQUIVALENTS	(451)	(432)

CASH AND CASH EQUIVALENTS, beginning of year	613	1,045

CASH AND CASH EQUIVALENTS, end of year	$162	$613

SUPPLEMENTAL SCHEDULE OF:
Cash paid for:
Interest	$33	$31
NONCASH INVESTING AND FINANCING ACTIVITIES:
Conversion of accrued expenses into common stock	$207	$126
Payment of debt issuance costs via warrants and common stock	$522	$—
Conversion of convertible debt into common stock	$893	$—
Repayment of debt via issuance of common stock and warrants	$1,697	$—
Issuance of common stock as board compensation	$355	$463
Deemed dividends in the form of warrants to purchase common stock.	$—	$537
Deemed dividends on preferred stock	$—	$3,148

The accompanying notes are an integral part of these consolidated statements.

F-6

GUIDED THERAPEUTICS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

1. Organization, Background, and Basis of Presentation

Guided Therapeutics, Inc. (formerly SpectRx, Inc.), together with its wholly owned subsidiary, InterScan, Inc. (formerly Guided Therapeutics, Inc.), collectively referred to herein as the “Company”, is a medical technology company focused on developing innovative medical devices that have the potential to improve healthcare. The Company’s primary focus is the commercialization of its LuViva™ non-invasive cervical cancer detection device and extension of its cancer detection technology into other cancers, including esophageal. The Company’s technology, including products in research and development, primarily relates to biophotonics technology for the non-invasive detection of cancers.

Basis of Presentation

All information and footnote disclosures included in the consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

The Company’s prospects must be considered in light of the substantial risks, expenses and difficulties encountered by entrants into the medical device industry. This industry is characterized by an increasing number of participants, intense competition and a high failure rate. The Company has experienced net losses since its inception and, as of December 31, 2014, it had an accumulated deficit of approximately $113.1 million. Through December 31, 2014, the Company has devoted substantial resources to research and development efforts. The Company first generated revenue from product sales in 1998, but does not have significant experience in manufacturing, marketing or selling its products. The Company’s development efforts may not result in commercially viable products and it may not be successful in growing sales for its products. Moreover, required regulatory clearances or approvals may not be obtained. The Company’s products may not ever gain market acceptance and the Company may not ever achieve levels of revenue to sustain further development costs and support ongoing operations or achieve profitability. The development and commercialization of the Company’s products will require substantial development, regulatory, sales and marketing, manufacturing and other expenditures. The Company expects operating losses to continue through the foreseeable future as it continues to expend substantial resources to complete development of its products, obtain regulatory clearances or approvals and conduct further research and development.

Going Concern

The Company’s consolidated financial statements have been prepared and presented on a basis assuming it will continue as a going concern.  The factors below raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might be necessary from the outcome of this uncertainty. Notwithstanding the foregoing, the Company believes it has made progress in recent years in stabilizing its financial situation by execution of multiyear contracts from Konica Minolta Opto, Inc., a subsidiary of Konica Minolta, Inc., a Japanese corporation based in Tokyo (“Konica Minolta”) and grants from the National Cancer Institute (“NCI”), while at the same time simplifying its capital structure and significantly reducing debt. However, the Company has replaced its prior agreements with Konica Minolta with a new licensing agreement, and therefore will no longer receive direct payments from Konica Minolta, and will have to pay a royalty to Konica Minolta should the Company sell any products licensed from Konica Minolta.

At December 31, 2014, the Company had a negative working capital of approximately $2.8 million, accumulated deficit of $113.1 million, and incurred a net loss of $9.9 million for the year then ended. Stockholders’ deficit totaled approximately $4.5 million at December 31, 2014, primarily due to recurring net losses from operations, deemed dividends on warrants and preferred stock, offset by proceeds from the exercise of options and warrants and proceeds from sales of stock.

The Company’s capital-raising efforts are ongoing. If sufficient capital cannot be raised during the second quarter of 2015, the Company has plans to curtail operations by reducing discretionary spending and staffing levels, and attempting to operate by only pursuing activities for which it has external financial support and additional NCI, NHI or other grant funding. However, there can be no assurance that such external financial support will be sufficient to maintain even limited operations or that the Company will be able to raise additional funds on acceptable terms, or at all. In such a case, the Company might be required to enter into unfavorable agreements or, if that is not possible, be unable to continue operations, and to the extent practicable, liquidate and/or file for bankruptcy protection.

F-7

The Company had warrants exercisable for approximately 29.8 million shares of its common stock outstanding at December 31, 2014, with exercise prices of $0.15 to $1.08 per share. Exercises of these warrants would generate a total of approximately $10.1 million in cash, assuming full exercise, although the Company cannot be assured that holders will exercise any warrants. Management may obtain additional funds through the private sale of preferred stock or debt securities, public and private sales of common stock, and grants, if available.

Assuming the Company receives FDA approval for its LuViva cervical cancer detection device in 2015, the Company currently anticipates an early 2016 product launch in the United States. Product launch outside the United States began in the second half of 2013.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant areas where estimates are used include the allowance for doubtful accounts, inventory valuation and input variables for Black-Scholes, Monte Carlo simulations and Lattice Model calculations.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Guided Therapeutics, Inc. and its wholly owned subsidiary.

Accounting Standard Updates

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers,” (“ASU 2014-09”). ASU 2014-09 outlines a new, single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. This new revenue recognition model provides a five step analysis in determining when and how revenue is recognized. The new model will require revenue recognition to depict the transfer of promised goods or services to customers in an amount that reflects the consideration a company expects to receive in exchange for those goods or services. ASU 2014-09 is effective for reporting periods beginning after December 15, 2016, and early adoption is not permitted. The Company is evaluating the impact that adoption of this guidance will have on the determination or reporting of its financial results.

In June 2014, the FASB issued ASU 2014-12, “Accounting for Share-Based Payments When the Terms of an Award Provide that a Performance Target Could be Achieved after the Requisite Service Period,” (“ASU 2014-12”). ASU 2014-12 requires that a performance target that affects vesting, and that could be achieved after the requisite service period, be treated as a performance condition. As such, the performance target should not be reflected in estimating the grant date fair value of the award. ASU 2014-12 is effective for the reporting periods beginning after December 15, 2015. Early adoption is permitted. The Company is evaluating the impact that adoption of this guidance will have on the determination or reporting of its financial results.

In August 2014, the FASB issued ASU 2014-15, “Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” (“ASU 2014-15”). ASU 2014-15 requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern for a one year period subsequent to the date of the financial statements, as entity must provide certain disclosures if conditions or events raise substantial doubt about the entity’s ability to continue as a going concern. The guidance is effective for all entities for the first annual period ending after December 15, 2016 and interim periods thereafter, with early adoption permitted. The Company is evaluating the impact that adoption of this guidance will have on the determination or reporting of its financial results.

Except as noted above, the guidance issued by the FASB during the current year is not expected to have a material effect on the Company’s consolidated financial statements.

Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be a cash equivalent.

F-8

Accounts Receivable

The Company performs periodic credit evaluations of its customers’ financial conditions and generally does not require collateral. The Company reviews all outstanding accounts receivable for collectability on a quarterly basis. An allowance for doubtful accounts is recorded for any amounts deemed uncollectable. The Company does not accrue interest receivable on past due accounts receivable.

Concentrations of Credit Risk

The Company, from time to time during the years covered by these consolidated financial statements, may have bank balances in excess of its insured limits. Management has deemed this a normal business risk.

The Company performs periodic credit evaluations of its customers’ financial conditions and generally does not require collateral. The Company reviews all outstanding accounts receivable for collectability on a quarterly basis. An allowance for doubtful accounts is recorded for any amounts deemed uncollectable. The Company does not accrue interest receivable on past due accounts receivable.

Inventory Valuation

All inventories are stated at lower of cost or market, with cost determined substantially on a “first-in, first-out” basis.  Selling, general, and administrative expenses are not inventoried, but are charged to expense when purchased. At December 31, 2014 and December 31, 2013, our inventories were as follows (in thousands):

	Year Ended December 31,
	2014	2013
Raw materials	$884	$1,013
Work in process	304	268
Finished goods	136	96
Inventory reserve	(144)	(184)
Total	$1,180	$1,193

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over estimated useful lives of three to seven years. Leasehold improvements are depreciated at the shorter of the useful life of the asset or the remaining lease term. Depreciation expense is included in general and administrative expense on the statement of operations. Expenditures for repairs and maintenance are expensed as incurred. Property and equipment are summarized as follows at December 31, 2014 and 2013 (in thousands):

	Year Ended December 31,
	2014	2013
Equipment	$1,391	$1,277
Software	737	737
Furniture and fixtures	124	124
Leasehold Improvement	180	189
	2,432	2,327
Less accumulated depreciation	(1,845)	(1,407)
Total	$587	$920

Debt Issuance Costs

Debt issuance costs incurred in securing the Company’s financing arrangements are capitalized and amortized over the term of the debt. Deferred financing costs are included in other long term assets.

Other Assets

Other assets primarily consist of long-term deposits for various tooling projects that are being constructed for the Company.

F-9

At December 31, 2014 and 2013, such balances were approximately $72,000 and $326,000, respectively.

Patent Costs (Principally Legal Fees)

Costs incurred in filing, prosecuting, and maintaining patents are recurring, and expensed as incurred. Maintaining patents are expensed as incurred as the Company has not yet received FDA approval and recovery of these costs is uncertain. Such costs aggregated approximately $50,000 and $75,000 in 2014 and 2013, respectively.

Accrued Liabilities

Accrued liabilities are summarized as follows at December 31, 2014 and 2013 (in thousands):

	As of December 31,
	2014	2013
Accrued compensation	$447	$426
Accrued professional fees	203	116
Deferred rent	54	68
Accrued warranty	119	58
Accrued vacation	144	—
Other accrued expenses	48	55
Total	$1,015	$723

Revenue Recognition

Revenue from the sale of the Company’s products is recognized upon shipment of such products to its customers. The Company recognizes revenue from contracts on a straight line basis, over the terms of the contracts. The Company recognizes revenue from grants based on the grant agreements, at the time the expenses are incurred.

Significant Customers

In 2014 and 2013, the majority of the Company’s revenues were from two and three customers, respectively. Revenue from these customers totaled approximately $414,000 or 50% and approximately $653,000 or 65% of total revenue for the year ended December 31, 2014 and 2013, respectively. Accounts receivable due from those customers represents 17% and 27% as of December 31, 2014 and 2013, respectively.

Deferred Revenue

The Company defers payments received as revenue until earned based on the related contracts on a straight line basis, over the terms of the contract.

Research and Development

Research and development expenses consist of expenditures for research conducted by the Company and payments made under contracts with consultants or other outside parties and costs associated with internal and contracted clinical trials. All research and development costs are expensed as incurred.

Income Taxes

The Company uses the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Management provides valuation allowances against the deferred tax assets for amounts that are not considered more likely than not to be realized.

F-10

Uncertain Tax Positions

Effective January 1, 2007 the Company adopted ASC guidance regarding accounting for uncertainty in income taxes. This guidance clarifies the accounting for income taxes by prescribing the minimum recognition threshold an income tax position is required to meet before being recognized in the financial statements and applies to all income tax positions.  Each income tax position is assessed using a two-step process.  A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities.  If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the financial statements equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement.  At December 31, 2014 and 2013, there were no uncertain tax positions.

The Company is current with its federal and applicable state tax returns filings. Although we have been experiencing recurring losses, we are obligated to file tax returns for compliance with Internal Revenue Service (“IRS”) regulations and that of applicable state jurisdictions. As of December 31, 2014, the Company has approximately $68.4 million of net operating loss eligible to be carried forward for tax purposes at federal and applicable states level.

None of the Company’s federal or state income tax returns are currently under examination by the IRS or state authorities.  However, fiscal years 2011 and later remain subject to examination by the IRS and applicable states.

Warrants

The Company has issued warrants, which allow the warrant holder to purchase one share of stock at a specified price for a specified period of time. The Company records equity instruments including warrants issued to non-employees based on the fair value at the date of issue. The fair value of warrants classified as equity instruments at the date of issuance is estimated using the Black-Scholes Model. The fair value of warrants classified as liabilities at the date of issuance is estimated using the Monte Carlo Simulation model.

Stock Based Compensation

The Company records compensation expense related to options granted to non-employees based on the fair value of the award.

Compensation cost is recorded as earned for all unvested stock options outstanding at the beginning of the first year based upon the grant date fair value estimates, and for compensation cost for all share-based payments granted or modified subsequently based on fair value estimates.

For the years ended December 31, 2014 and 2013, share-based compensation for options attributable to employees and officers were approximately $886,000 and $824,000, respectively. These amounts have been included in the Company’s statements of operations. Compensation costs for stock options which vest over time are recognized over the vesting period. As of December 31, 2014, the Company had approximately $568,000 of unrecognized compensation costs related to granted stock options to be recognized over the remaining vesting period of approximately three years.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

The guidance for fair value measurements, ASC820, Fair Value Measurements and Disclosures, establishes the authoritative definition of fair value, sets out a framework for measuring fair value, and outlines the required disclosures regarding fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The Company uses a three-tier fair value hierarchy based upon observable and non-observable inputs as follow:

•	Level 1 – Quoted market prices in active markets for identical assets and liabilities;
•	Level 2 – Inputs, other than level 1 inputs, either directly or indirectly observable; and
•	Level 3 – Unobservable inputs developed using internal estimates and assumptions (there is little or no market date) which reflect those that market participants would use.

The Company records its derivative activities at fair value, which consisted of warrants as of December 31, 2014. The fair value of the warrants was estimated using the Monte Carlo Simulation model. Gains and losses from derivative contracts are included in net gain (loss) from derivative contracts in the statement of operations. The fair value of the Company’s derivative warrants is classified as a Level 3 measurement, since unobservable inputs are used in the valuation.

F-11

The following table presents the fair value for those liabilities measured on a recurring basis as of December 31, 2014 and 2013:

FAIR VALUE MEASUREMENTS ( In Thousands)

Description	Level 1	Level 2	Level 3	Total	Asset (Liability) Total	Date
Public Offering warrants	$—	$—	$(587)	$(587)	$(587)	December 31, 2014
Series B Warrants	$—	$—	$(1,483)	$(1,483)	$1,483)	December 31, 2014
Total 2014	$—	$—	$(2,070)	$(2,070)	$(2,070)

Series B Warrants	$—	$—	$1,548)	$(1,548)	$(1,548)	December 31, 2013

4. Stockholders’ Equity

Common Stock

The Company has authorized 195 million shares of common stock with $0.001 par value, of which 96.9 million were issued and outstanding as of December 31, 2014. For the year ended December 31, 2013, there were 145 million authorized shares of common stock, of which 70.5 million were issued and outstanding.

For the year ended December 31, 2014, the Company issued 26,409,893 shares of common stock as listed below:

Public Offering - Issuance - For Cash	8,985,410
Public Offering - Issuance - For Debt Repayment	7,800,005
Reg. S - New Issuance - For Cash	651,042
Series B Conversion	2,311,089
Series B Dividends	342,389
Commitment Shares / 2014 Senior Convertible Notes	321,820
2014 Senior Convertible Note	2,783,959
Option Exercised	242,439
Warrant Exercised	200,000
Board Compensation	771,740
Restricted Shares CEO 2014	2,000,000
Total	26,409,893

Preferred Stock; Series B Convertible Preferred Stock

The Company has authorized 5,000,000 shares of preferred stock with a $.001 par value. The board of directors has the authority to issue these shares and to set dividends, voting and conversion rights, redemption provisions, liquidation preferences, and other rights and restrictions. The board of directors designated 525,000 shares of preferred stock as redeemable convertible preferred stock, none of which remain outstanding, and 3,000 shares of preferred stock as Series B Preferred Stock, of which 1,277 and 2,147 shares were issued and outstanding as of December 31, 2014 and 2013, respectively.

Pursuant to the terms of the Series B Preferred Stock set forth in the Certificate of Designations, Preferences and Rights designating the Preferred Stock (the “Preferred Stock Designation”), shares of Series B Preferred Stock are convertible into common stock by their holder at any time, and will be mandatorily convertible upon the achievement of certain conditions, including the receipt of certain approvals from the U.S. Food and Drug Administration and the achievement by the Company of specified average trading prices and volumes for the common stock. The original conversion price was $0.68 per share, such that each share of Preferred Stock would convert into 1,471 shares of common stock, subject to customary adjustments, including any accrued but unpaid dividends and pursuant to certain anti-dilution provisions, as set forth in the Preferred Stock Designation. As a result of anti-dilution provisions, the current conversion price is set at $0.15 per share, such that each share of Preferred Stock would convert into 6,676 shares of common stock.

F-12

Holders of the Series B Preferred Stock are entitled to quarterly dividends at an annual rate of 5.0%, for the quarter ended December 31, 2014, and at an annual rate of 10.0% thereafter, in each case, payable in cash or, subject to certain conditions, common stock, at the Company’s option. Accrued dividends totaled approximately $32,500 at December 31, 2014. Each share of Series B Preferred Stock is entitled to a number of votes equal to the number of shares of common stock into which the Series B Preferred Stock is convertible. As long as shares of the Series B Preferred Stock are outstanding, and until the receipt of certain approvals from the U.S. Food and Drug Administration and the achievement by the Company of specified average trading prices and volumes for the common stock, the Company may not incur indebtedness for borrowed money secured by the Company’s intellectual property or in excess of $2.0 million without the prior consent of the holders of two-thirds of the outstanding shares of Series B Preferred Stock. The Company may redeem the Series B Preferred Stock after the second anniversary of issuance, subject to certain conditions. Upon the Company’s liquidation or sale to or merger with another corporation, each share of Series B Preferred Stock will be entitled to a liquidation preference of $1,000 per share, plus any accrued but unpaid dividends.

The Series B Preferred Stock was issued with Tranche A warrants to purchase 1,858,089 shares of common stock and Tranche B warrants purchasing 1,858,088 shares of common stock, both at an exercise price of $1.08 per share. Pursuant to the terms of the Tranche B warrants, their exercise price will be reduced, and the number of shares of common stock into which those warrants are exercisable will be increased, if the Company issues shares at a price below the then-current exercise price. The exercise price of Tranche B warrants is currently $0.15 per share, convertible into 13,196,019 shares of common stock. As a result of these provisions, the Company is required to account for the warrants as a liability recorded at fair value each period. The Company values the warrants using a Monte Carlo Simulation model. Of the $2.6 million in proceeds from issuance of the Series B Preferred Stock, the Company originally allocated $873,000 to the fair value of the warrants. At December 31, 2014, the fair value of these warrants was approximately $1.5 million.

Stock Options

Under the Company’s 1995 Stock Plan (the “Plan”), a total of 6,314,824 shares remained available at December 31, 2014 and 6,940,395 shares were subject to stock options outstanding as of that date, bringing the total number of shares subject to stock options outstanding and those remaining available for issue to 13,255,219 shares of common stock as of December 31, 2014. The Plan allows the issuance of incentive stock options, nonqualified stock options, and stock purchase rights. The exercise price of options is determined by the Company’s board of directors, but incentive stock options must be granted at an exercise price equal to the fair market value of the Company’s common stock as of the grant date. Options historically granted have generally become exercisable over four years and expire ten years from the date of grant.

The fair value of stock options granted in 2014 and 2013 were estimated using the Black-Scholes option pricing model. A summary of the assumptions used in determining the fair value of options follows:

	2014	2013
Expected volatility	157.70%	174.00%
Expected option life in years	9.98	10.00
Expected dividend yield	0.00%	0.00%
Risk-free interest rate	2.55%	1.87%
Weighted average fair value per option at grant date	$0.40	$0.69

Application of the Black-Scholes option pricing model involves assumptions that are judgmental and affect compensation expense. Historical information is the primary basis for the selection of expected volatility, expected option life and expected dividend yield. Expected volatility is based on the most recent historical period equal to the expected life of the option. The risk-free interest rate is based on yields of U.S. Treasury zero-coupon issues with a term equal to the expected life of the option on the date the stock options were granted.

Stock option activity for each of the two years ended December 31 is as follows:

	2014		2013
		Weighted Average Exercise		Weighted Average Exercise
	Shares	Price	Shares	Price
Outstanding at beginning of year	6,531,192	$0.68	6,463,206	$0.67
Options granted	754,761	$0.40	977,276	$0.50
Options exercised	(242,439)	$0.32	(580,540)	$0.31
Options expired/forfeited	(103,119)	$0.68	(328,750)	$1.15

F-13

Outstanding at end of year	6,940,395	$0.66	6,531,192	$0.66
Options vested and exercisable at year-end	5,988,119	$0.66	5,463,963	$0.58
Options available for grant at year-end	6,314,824		6,724,027
Aggregate intrinsic value – options exercised	$49,675		$236,059
Aggregate intrinsic value – options outstanding	$494,119		$625,412
Aggregate intrinsic value – options vested and exercisable	$612,946		$612,946
Options unvested, balance at beginning of year (1)	1,067,229	$1.12	1,819,087	$1.18
Options granted (1)	754,761	$0.40	977,276	$0.50
Vested (1)	(766,595)	$0.66	(1,582,034)	$0.80
Cancelled/Forfeited	(103,119)	$0.68	(147,100	$1.22
Balance, end of period (1)	952,276		1,067,229	$1.12

__________________

(1)	Includes awards not captured in valuation fragments

The Company estimates the fair value of stock options using a Black-Scholes valuation model. Key input assumptions used to estimate the fair value of stock options include the expected term, expected volatility of the Company’s common stock, the risk free interest rate, option forfeiture rates, and dividends, if any. The expected term of the options is based upon the historical term until exercise or expiration of all granted options. The expected volatility is derived from the historical volatility of the Company’s stock on the OTCBB market for a period that matches the expected term of the option. The risk-free interest rate is the constant maturity rate published by the U.S. Federal Reserve Board that corresponds to the expected term of the option.

Warrants

In November 2013, the Company completed a warrant exchange program, pursuant to which it exchanged warrants exercisable for a total of 3,560,869 shares of common stock, or 99% of the warrants eligible to participate. These exchanges resulted in a deemed dividend of approximately $537,000, reflected as a non-cash disclosure in this financial statement of cash flows.

The following table summarizes transactions involving the Company’s outstanding warrants to purchase common stock for the year ended December 31, 2014:

Warrants (Underlying Shares)
Outstanding, January 1, 2014	11,258,939
Issuances	19,238,727
Canceled / Expired	(501,512)
Exercised	(200,000)
Outstanding, December 31, 2014	29,796,154

The Company had the following shares reserved for the warrants as of December 31, 2014:

Warrants (Underlying Shares)		Exercise Price	Expiration Date

3,590,522	(1)	$0.8000 per share	March 1, 2015
6,790	(2)	$1.0100 per share	September 10, 2015
439,883	(3)	$0.6800 per share	March 31, 2016
285,186	(4)	$1.0500 per share	November 20, 2016
1,858,089	(5)	$1.0800 per share	May 23, 2018
13,196,103	(5)(6)	$0.1498 per share	May 23, 2018
200,000	(7)	$0.5000 per share	April 23, 2019
561,798	(7)	$0.4500 per share	May 22, 2019
184,211	(8)	$0.3800 per share	September 10, 2019
325,521	(9)	$0.4601 per share	September 27, 2019
8,392,707	(10)	$0.2250 per share	December 2, 2019
755,344	(11)	$0.2812 per share	December 2, 2019

F-14

(1)	Consists of outstanding warrants issued in conjunction with a June 2012 warrant exchange program.
(2)	Consists of outstanding warrants issued in conjunction with a September 2010 private placement.
(3)	Consists of outstanding warrants issued in conjunction with a buy-back of a minority interest in Interscan in December 2012, which were issued in February 2014.
(4)	Consists of outstanding warrants issued in conjunction with a November 2011 private placement.
(5)	Consists of outstanding warrants issued in conjunction with a May 2013 private placement.
(6)	Underlying shares increased from 1,858,089 to 9,138,141, and per share exercise price decreased from $1.08 to $0.2196, pursuant to the anti-dilution provisions in the warrants, as a result of conversions of the senior convertible notes.
(7)	Consists of warrants issued to the placement agent in connection with the private placement of our senior convertible notes.
(8)	Consists of outstanding warrants issued to a placement agent in conjunction with the secured note offering.
(9)	Consists of outstanding warrants issued in conjunction with the Regulation S offering.
(10)	Consists of outstanding warrants issued in conjunction with the 2014 public offering.
(11)	Consists of outstanding warrants issued to the Placement Agent in conjunction with the 2014 public offering.

5. Income Taxes

The Company has incurred net operating losses (“NOLs”) since inception. As of December 31, 2014, the Company had NOL carryforwards available through 2034 of approximately $68.4 million to offset its future income tax liability. The NOL carryforwards began to expire in 2008. The Company has recorded a valuation allowance for all deferred tax assets related to the NOLs. Utilization of existing NOL carry forwards may be limited in future years based on significant ownership changes. The Company is in the process of analyzing its NOLs and has not determined if it is subject to any restrictions in the Internal Revenue Code that could limit the future use of NOL.

Components of deferred taxes are as follows at December 31 (in thousands):

	2014	2013
Deferred tax assets:
Net operating loss carry forwards	$466	$287
Deferred tax liabilities:
Intangible assets and other	25,994	22,737
	26,460	23,025
Valuation allowance	(26,460)	(23,025)
	$0	$0

The following is a summary of the items that caused recorded income taxes to differ from taxes computed using the statutory federal income tax rate for the years ended December 31:

	2014	2013
Statutory federal tax rate	34%	34%
State taxes, net of federal benefit	4	4
Nondeductible expenses	—	—
Valuation allowance	(38)	(38)
	0%	0%

6. Commitments and Contingencies

Operating Leases

In December 2009, the Company moved its offices, which comprise its administrative, research and development, marketing and production facilities to 5835 Peachtree Corners East, Suite D, Norcross, Georgia 30092. The Company leases approximately 23,000 square feet under a lease that expires in June 2017. The fixed monthly lease expense is approximately $15,000 plus common charges. The Company also leases office and equipment under operating lease agreements with monthly payments of approximately $2,000.  These leases expire at various dates through April 2016.  Future minimum rental payments at December 31, 2014 under non-cancellable operating leases for office space and equipment are as follows (in thousands):

Year	Amount (,000)
2015	$ 211
2016	201
2017	98
Total	$ 510

Rental expense was approximately $170, 000 in 2014 and 2013.

F-15

Litigation and Claims

For the years ended December 31, 2014 and 2013, there was no accrual needed for any potential losses related to pending litigation.

Contracts

In February 2013, the Company replaced its existing agreements with Konica Minolta with a new agreement, pursuant to which, subject to the payment of a nominal license fee due upon FDA approval, Konica Minolta has granted the Company a five-year, world-wide, non-transferable and non-exclusive right and license to manufacture and to develop a non-invasive esophageal cancer detection product from Konica Minolta and based on the Company’s biophotonic technology platform. The license permits the Company to use certain related intellectual property of Konica Minolta. In return for the license, the Company has agreed to pay Konica Minolta a royalty for each licensed product the Company sells.

7. License and Technology Agreements

As part of the Company’s efforts to conduct research and development activities and to commercialize potential products, the Company, from time to time, enters into agreements with certain organizations and individuals that further those efforts but also obligate the Company to make future minimum payments or to remit royalties ranging from 1% to 3% of revenue from the sale of commercial products developed from the research. The Company generally is required to make minimum royalty payments for the exclusive license to develop certain technology.

8. Notes Payable

Short Term Notes Payable

At December 31, 2014, the Company maintained notes payable and accrued interest to related parties totaling $609,000. These notes are short term, straight-line amortizing notes. The notes carry an annual interest rate of between 5% and 10%.

At December 31, 2014, the Company maintained a note payable to Premium Assignment Corporation, an insurance premium financing company, of approximately $100,000. This note is 10 month straight-line amortizing loan dated June 24, 2014. The note carries annual interest of 4.6%. The balance due to on the Premium Assignment note was approximately $37,000 at December 31, 2014.

On September 10, 2014, the Company entered into a note purchase agreement with Tonaquint, Inc., pursuant to which the Company sold a secured promissory note to Tonaquint with an initial principal amount of $1,275,000, for a purchase price of $700,000 (an original issue discount of $560,000). The Company may prepay the note at any time. The note is secured by the Company’s current and future accounts receivable and inventory, pursuant to a security agreement entered into in connection with the note purchase agreement. On March 10, 2015, the Company amended the note to extend the maturity until May 10, 2015. See Note 12, Subsequent Events.

In connection with the offering, the Company issued its placement agent warrants exercisable for 184,211 shares at $0.38 per share, with an expiration date of September 10, 2019.

Total debt issuance cost capitalized was approximately $130,000. This amount is being amortized over six months. Total amortized expense for the year ended December 31, 2014 was approximately $81,000.

For the year ended December 31, 2014, the Company recorded amortization of approximately $347,000 on the discount.

Notes Payable

At December 31, 2012, the Company was past due on two short-term notes totaling approximately $419,000 of principal and accrued interest. Interest charged on these notes prior to amendment ranged between 15-18%. On February 27, 2013, the Company renegotiated one of the two past due notes. The new note accrued interest at 6% and was paid in full during the quarter ended June 30, 2013. On April 16, 2013, the Company renegotiated the other note. The renegotiated note accrues interest at 9.0%, with a 16.0% default rate, requires monthly payments of $10,000, including interest, and matures November 2015. The balance due on this note was approximately $159,000 and $208,000 at December 31, 2014 and 2013, respectively. As of December 31, 2014, the note is accruing interest at the default rate, of which principal and interest of $130,000 is payable during the year ending December 31, 2015 and $29,000 is payable during the year ending December 31, 2016.

F-16

Convertible debt

On April 23, 2014, the Company entered into a securities purchase agreement (the “Purchase Agreement”), with Magna Equities II, LLC (formerly Hanover Holdings I, LLC), an affiliate of Magna Group (“Magna”). Pursuant to the Purchase Agreement, the Company sold Magna a 6% senior convertible note with an initial principal amount of $1.5 million and an 18-month term (the “Initial Convertible Note”), for a purchase price of $1.0 million (an approximately 33.3% original issue discount). Additionally, pursuant to the Purchase Agreement, on May 23, 2014 Magna purchased an additional senior convertible note with an initial principal amount of $2.0 million and an 18-month term (the “Additional Convertible Note” and, with the Initial Convertible Note, (the “Convertible Notes”), for a fixed purchase price of $2.0 million.

Pursuant to the terms of the Initial Convertible Note, $500,000 of the outstanding principal amount (together with any accrued and unpaid interest with respect to such portion) was automatically extinguished (without any cash payment by the Company) upon satisfaction of certain conditions.

Subject to certain limitations, the Convertible Notes are convertible at any time, in whole or in part, at Magna’s option, into shares of the Company’s common stock, at a conversion price equal to the lesser of $0.55 per share and a discount from the lowest daily volume-weighted average price of the Company’s common stock in the five trading days prior to conversion. Beginning December 19, 2014, the discount is 25%. At no time will Magna be entitled to convert any portion of the Convertible Notes to the extent that after such conversion, Magna (together with its affiliates) would beneficially own more than 9.99% of the outstanding shares of the Company’s common stock as of such date. As long as Magna or its affiliates beneficially own any of the shares issued upon conversion, they may not engage in any “short sale” transactions in the Company’s common stock and may not sell more than the greater of $15,000 or 15% of the trading volume of the common stock in any single trading day.

The Convertible Notes include customary event of default provisions and a default interest rate of 16%. Upon the occurrence of an event of default, Magna may require the Company to pay in cash the “Event of Default Redemption Price,” which is defined in the Convertible Notes to mean the greater of (i) the product of (A) the amount to be redeemed multiplied by (B) 135% (or 100% if an insolvency related event of default) and (ii) the product of (X) the conversion price in effect at that time multiplied by (Y) the product of (1) 135% (or 100% if an insolvency related event of default) multiplied by (2) the greatest closing sale price of the common stock on any trading day during the period commencing on the date immediately preceding such event of default and ending on the date the Company makes the entire payment required to be made under this provision.

The Company paid to Magna a commitment fee for entering into the Purchase Agreement in the form of 321,820 shares of common stock. The Company also paid $50,000 of attorneys’ fees and expenses incurred by Magna in connection with the transaction. Total debt issuance costs incurred on the Senior Convertible Note was approximately $844,000. This amount is being amortized over 18 months. Total amortization expense for the year ended was approximately $328,000.

In connection with the sale of the Convertible Notes, the Company issued its placement agent warrants exercisable for 200,000 shares of common stock at $0.50 per share with an expiration date of April 23, 2019, and warrants exercisable for 561,798 shares of common stock at $0.45 per share with an expiration date of May 22, 2019.

As of December 31, 2014, the Company had issued a total of 2,783,959 shares of common stock, in conjunction with conversions of the Convertible Notes.

Loss on Extinguishment of Debt

As part of our public offering of sale of common stock, consummated on December 2, 2014, the Company repaid approximately $1.4 of debt via the issuance of 7,700,504 shares of common stock and warrants to purchase an additional 3,850,252 shares at an exercise price of $0.225 per share, expiring in December 2, 2019. Pursuant to the convertible note agreement, the Company had to pay a prepayment penalty of 25% of the amount prepaid.  The penalty on the transaction was approximately $325,000 and was charged to loss on extinguishment of debt on the statement of operations for the year ended December 31, 2014.

9. Related Party Transactions

At December 31, 2014, the Company maintained notes payable and accrued interest to related parties totaling approximately $609,000. These notes are short term, straight-line amortizing notes.  The notes carry an annual interest rate of between 5% and 10%.

Our Directors and Officers participated in our public offering dated December 2, 2014 for a total of $182,603 and received 811,571 shares of common stock as well as warrants to purchase an additional 405,786 shares at $0.225, expiring in December 2, 2019.

F-17

10. Valuation and Qualifying Accounts

Allowance for Doubtful Accounts

The Company has the following allowances for doubtful accounts (in thousands):

	Year Ended December 31,
	2014	2013
Beginning balance	$18	$12
Additions / (Adjustments)	58	6
Balance	$76	$18

Inventory Reserves

The Company has the following reserves for inventory balance (in thousands):

	Year Ended December 31,
	2014	2013
Beginning balance	$184	$52
Additions / (Adjustments)	(40)	132
Balance	$144	$184

11. Loss Per Common Share

Basic net loss per share attributable to common stockholders amounts are computed by dividing the net loss plus preferred stock dividends and deemed dividends on preferred stock by the weighted average number of shares outstanding during the period.

12. Subsequent Events

Between January 1, 2015 and March 25, 2015, we received approximately $17,000 from the Company’s officers as short-term advances.

On February 2, 2015, we received $70,000 from an investor as a deposit for the purchase of LuViva devices for exportation. As of March 25, 2015, negotiation of a definitive purchase agreement was on-going.

On March 16, 2015 and March 19, 2015, the Company entered into subscription agreements with certain accredited investors, pursuant to which we agreed to sell an aggregate of 4.0 million shares of our common stock and warrants to purchase an additional 2.0 million shares, for an aggregate purchase price of $720,000 in a private placement not involving a public offering under Section 4(a)(2) of the Securities Act. As of March 19, 2015, the Company had consummated $320,000 of the total transaction and we expect to consummate the remainder by the end of the first quarter of 2015. The warrants are immediately exercisable, have an exercise price per share of $0.255 and expire three years from the date of issuance.

On March 10, 2015, the Company amended the Tonaquint note to extend the maturity until May 10, 2015. During the extension, interest will accrue on the note at a rate of the lesser of 18% per year or the maximum rate permitted by applicable law. In addition, while the note remains outstanding, Tonaquint will have the right to convert up to $150,000 of the outstanding balance of the note into shares of the Company’s common stock, at a conversion price per share equal to the lower of (1) $0.25 and (2) 75% of the lowest daily volume weighted average price per share of the common stock during the five business days prior to conversion. If the conversion price would be lower than $0.15 per share, the Company has the option of delivering the conversion amount in cash in lieu of shares.

F-18

GUIDED THERAPEUTICS, INC. AND SUBSIDIARY
CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited, in Thousands, Except per-share data)
ASSETS	March 31, 2015	December 31, 2014
CURRENT ASSETS:
Cash and cash equivalents	$18	$162
Accounts receivable, net of allowance for doubtful accounts of $76 at March 31, 2015 and December 31, 2014	358	338
Inventory, net of reserves of $133 and $144, at March 31, 2015 and December 31, 2014, respectively	1,149	1,180
Other current assets	52	99
Total current assets	1,577	1,779

Property and equipment, net	515	587
Other assets	93	101
Debt issuance costs	375	564
Total noncurrent assets	983	1,252

TOTAL ASSETS	$2,560	$3,031

LIABILITIES AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Short-term notes payable	$648	$646
Current portion of long-term debt	168	123
Short-term notes payable, net of discount	1,239	1,062
Accounts payable	1,563	1,733
Accrued liabilities	1,523	1,015
Deferred revenue	24	24
Total current liabilities	5,165	4,603

Warrants, at fair value	1,356	2,070
Long-term debt, net	—	40
Convertible note, net of discount	795	783
Other long-term liabilities	262	—
Total long-term liabilities	2,413	2,893

TOTAL LIABILITIES	7,578	7,496

STOCKHOLDERS’ DEFICIT:
Series B convertible preferred stock, $.001 par value; 3 shares authorized, 1.2 shares issued and outstanding as of March 31, 2015 and December 31, 2014, (Liquidation preference of $1,200 at March 31, 2015 and December 31, 2014)	678	678
Common stock, $.001 Par value; 195,000 shares authorized, 100,055 and 96,889 shares issued and outstanding as of March, 31 2015 and December 31, 2014	99	97
Additional paid-in capital	108,673	107,952
Treasury stock, at cost	(132)	(132)
Accumulated deficit	(114,336)	(113,060)

TOTAL STOCKHOLDERS’ DEFICIT	(5,018)	(4,465)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$2,560	$3,031
The accompanying notes are an integral part of these condensed consolidated financial statements.

F-19

GUIDED THERAPEUTICS INC. AND SUBSIDIARY
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited, in Thousands Except Share and Per-Share Data)

	FOR THE THREE MONTHS ENDED MARCH 31,
	2015	2014
REVENUE:
Sales – devices and disposables	$127	$122
Cost of goods sold	107	192
Gross profit (loss)	20	(70)

Contract and grant revenue	15	19

OPERATING EXPENSES:
Research and development	373	607
Sales and marketing	172	283
General and administrative	963	1,138
Total operating expenses	1,508	2,028

Operating loss	(1,473)	(2,079)

OTHER INCOME (EXPENSES):
Other income	6	2
Interest expense	(492)	(27)
Change in fair value of warrants	714	542
Total other income	228	517

LOSS FROM OPERATIONS	(1,245)	(1,562)

PROVISION FOR INCOME TAXES	—	—

NET LOSS	$(1,245)	$(1,562)
PREFERRED STOCK DIVIDENDS	(31)	(48)
NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS	$(1,276)	$(1,610)

BASIC AND DILUTED NET LOSS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS	$(0.01)	$(0.02)

WEIGHTED AVERAGE SHARES OUTSTANDING	97,324	71,451

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-20

GUIDED THERAPEUTICS INC. AND SUBSIDIARY
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited, in Thousands)
	FOR THE THREE MONTHS ENDED MARCH 31,
	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,245)	$(1,562)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	72	117
Amortization	402	—
Stock based compensation	192	359
Change in fair value of warrants	(714)	(541)
Changes in operating assets and liabilities:
Inventory	(20)	(61)
Accounts receivable	31	11
Other current assets	47	53
Other assets	8	41
Accounts payable	(169)	377
Deferred revenue	—	(8)
Accrued liabilities	508	255
Other long-term liabilities	262	—
Total adjustments	619	603

Net cash used in operating activities	(626)	(959)

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to fixed assets	—	(4)
Net cash used in investing activities	—	(4)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from issuance of common stock and warrants, net	451	—
Proceeds from debt financing	62	378
Payments made on notes payable	(31)	(45)
Proceeds from options and warrants exercised	—	67

Net cash provided by financing activities	482	400

NET CHANGE IN CASH AND CASH EQUIVALENTS	(144)	(563)
CASH AND CASH EQUIVALENTS, beginning of year	162	613
CASH AND CASH EQUIVALENTS, end of period	$18	$50
SUPPLEMENTAL SCHEDULE OF:
Cash paid for:
Interest	$22	$8
NONCASH INVESTING AND FINANCING ACTIVITIES:
Conversion of accrued expenses into common stock / options	$—	$22
Issuance of common stock as debt repayment	$50	$—
Dividends on preferred stock	$31	$—

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-21

GUIDED THERAPEUTICS, INC. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.   BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements included herein have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”) for interim financial reporting and with the instructions to Form 10-Q and Article 10 of Regulation S-X by Guided Therapeutics, Inc. (formerly SpectRx, Inc.), together with its wholly owned subsidiary InterScan, Inc., (“Interscan”) (formerly Guided Therapeutics, Inc.), collectively referred to herein as the “Company”. Accordingly, they do not include all information and footnotes required by GAAP for complete financial statements. These statements reflect adjustments, all of which are of a normal, recurring nature, and which are, in the opinion of management, necessary to present fairly the Company’s financial position as of March 31, 2015, results of operations for the three months ended March 31, 2015 and 2014, and cash flows for the three months ended March 31, 2015 and 2014. The results of operations for the three months ended March 31, 2015 are not necessarily indicative of the results for a full fiscal year. Preparing financial statements requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. These financial statements should be read in conjunction with the financial statements and notes thereto included in the Company’s annual report on Form 10-K for the year ended December 31, 2014.

The Company's prospects must be considered in light of the substantial risks, expenses and difficulties encountered by entrants into the medical device industry. This industry is characterized by an increasing number of participants, intense competition and a high failure rate. The Company has experienced net losses since its inception and, as of March 31, 2015, it had an accumulated deficit of approximately $114.3 million. Through March 31, 2015, the Company has devoted substantial resources to research and development efforts. The Company does not have significant experience in manufacturing, marketing or selling its products. The Company's development efforts may not result in commercially viable products and it may not be successful in introducing its products. Moreover, required regulatory clearances or approvals may not be obtained. The Company's products may not ever gain market acceptance and the Company may not ever achieve levels of revenue to sustain further development costs and support ongoing operations or achieve profitability. The development and commercialization of the Company's products will require substantial development, regulatory, sales and marketing, manufacturing and other expenditures. The Company expects operating losses to continue through the foreseeable future as it continues to expend substantial resources to complete development of its products, obtain regulatory clearances or approvals and conduct further research and development.

Going Concern

The Company’s consolidated financial statements have been prepared and presented on a basis assuming it will continue as a going concern.  The factors below raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might be necessary from the outcome of this uncertainty. Notwithstanding the foregoing, the Company believes it has made progress in recent years in stabilizing its financial situation by execution of multiyear contracts from Konica Minolta Opto, Inc., a subsidiary of Konica Minolta, Inc., a Japanese corporation based in Tokyo (“Konica Minolta”) and grants from the National Cancer Institute (“NCI”), while at the same time simplifying its capital structure and significantly reducing debt. However, the Company has replaced its prior agreements with Konica Minolta with a new licensing agreement, and therefore will no longer receive direct payments from Konica Minolta, and will have to pay a royalty to Konica Minolta should the Company sell any products licensed from Konica Minolta.

At March 31, 2015, the Company had negative working capital of approximately $3.6 million and the stockholders’ deficit was approximately $5.0 million, primarily due to recurring net losses from operations and deemed dividends on warrants and preferred stock, offset by proceeds from the exercise of options and warrants and proceeds from the sales of stock.

The Company’s capital-raising efforts are ongoing. If sufficient capital cannot be raised by the end of second quarter of 2015, the Company has plans to curtail operations by reducing discretionary spending and staffing levels, and attempting to operate by only pursuing activities for which it has external financial support and additional NCI, NHI or other grant funding. However, there can be no assurance that such external financial support will be sufficient to maintain even limited operations or that the Company will be able to raise additional funds on acceptable terms, or at all. In such a case, the Company might be required to enter into unfavorable agreements or, if that is not possible, be unable to continue operations, and to the extent practicable, liquidate and/or file for bankruptcy protection.

F-22

The Company had warrants exercisable for approximately 28.4 million shares of its common stock outstanding at March 31, 2015, with exercise prices of $0.1394 to $1.08 per share. Exercises of these warrants would generate a total of approximately $7.6 million in cash, assuming full exercise, although the Company cannot be assured that holders will exercise any warrants. Management may obtain additional funds through the private sale of preferred stock or debt securities, public and private sales of common stock, and grants, if available.

Assuming the Company receives FDA approval for its LuViva cervical cancer detection device in 2015, the Company currently anticipates an early 2016 product launch in the United States. Product launch outside the United States began in the second half of 2013.

2.   SIGNIFICANT ACCOUNTING POLICIES

The Company’s significant accounting policies were set forth in the audited financial statements and notes thereto for the year ended December 31, 2014 included in its annual report on Form 10-K, filed with the Securities and Exchange Commission (“SEC”).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant areas where estimates are used include the allowance for doubtful accounts, inventory valuation and input variables for Black-Scholes, Monte Carlo simulations and Lattice Model calculations.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Guided Therapeutics, Inc. and its wholly owned subsidiary.

Accounting Standard Updates

Newly effective accounting standards updates and those not effective until after March 31, 2015, are not expected to have a significant effect on the Company’s financial position or results of operations.

Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be a cash equivalent.

Accounts Receivable

The Company performs periodic credit evaluations of its customers’ financial conditions and generally does not require collateral. The Company reviews all outstanding accounts receivable for collectability on a quarterly basis. An allowance for doubtful accounts is recorded for any amounts deemed uncollectable. The Company does not accrue interest receivable on past due accounts receivable.

Revenue Recognition

Revenue from the sale of the Company’s products is recognized upon shipment of such products to its customers. The Company recognizes revenue from contracts on a straight line basis, over the terms of the contract. The Company recognizes revenue from grants based on the grant agreement, at the time the expenses are incurred.

Deferred Revenue

The Company defers payments received as revenue until earned based on the related contracts on a straight line basis, over the terms of the contract.

Concentrations of Credit Risk

The Company, from time to time during the years covered by these consolidated financial statements, may have bank balances in excess of its insured limits. Management has deemed this a normal business risk.

Income Taxes

The Company accounts for income taxes in accordance with the liability method. Under the liability method, the Company recognizes deferred assets and liabilities based upon anticipated future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases. The Company establishes a valuation allowance to the extent that it is more likely than not that deferred tax assets will not be utilized against future taxable income. As of December 31, 2014, the Company had approximately $68.4 million of net operating loss (“NOL”) carry forward. There was no provision for income taxes at March 31, 2015. A full valuation allowance has been recorded related to any deferred tax assets created from the NOL.

Stock Option Plan

The Company measures the cost of employees services received in exchange for equity awards, including stock options, based on the grant date fair value of the awards. The cost will be recognized as compensation expense over the vesting period of the awards.

Inventory Valuation

All inventories are stated at lower of cost or market, with cost determined substantially on a “first-in, first-out” basis.  Selling, general, and administrative expenses are not inventoried, but are charged to expense when purchased. At March 31, 2015 and December 31, 2014, our inventories were as follows (in thousands):

F-23

	March 31,	December 31,
	2015	2014
Raw materials	$696	$884
Work in process	335	304
Finished goods	251	136
Inventory reserve	(133)	(144)
Total	$1,149	$1,180

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over estimated useful lives of three to seven years. Leasehold improvements are depreciated at the shorter of the useful life of the asset or the remaining lease term. Depreciation expense is included in general and administrative expense on the statement of operations. Expenditures for repairs and maintenance are expensed as incurred. Property and equipment are summarized as follows at March 31, 2015 and December 31, 2014 (in thousands):

	March 31,	December 31,
	2015	2014
Equipment	$1,391	$1,391
Software	737	737
Furniture and fixtures	124	124
Leasehold Improvement	180	180
	2,432	2,432
Less accumulated depreciation	(1,917)	(1,845)
Total	$515	$587

Other Assets

Other assets primarily consist of long-term deposits for various tooling projects that are being constructed for the Company. At March 31, 2015 and December 31, 2014, such balances were approximately $72,000.

Debt Issuance Costs

Debt issuance costs incurred in securing the Company’s financing arrangements are capitalized and amortized over the term of the debt. Deferred financing costs are included in other long term assets.

Warrants

The Company has issued warrants, which allow the warrant holder to purchase one share of stock at a specified price for a specified period of time. The Company records equity instruments including warrants issued to non-employees based on the fair value at the date of issue. The fair value of warrants classified as equity instruments at the date of issuance is estimated using the Black-Scholes Model. The fair value of warrants classified as liabilities at the date of issuance is estimated using the Monte Carlo Simulation model.

3.   FAIR VALUE OF FINANCIAL INSTRUMENTS

The guidance for fair value measurements, ASC820, Fair Value Measurements and Disclosures, establishes the authoritative definition of fair value, sets out a framework for measuring fair value, and outlines the required disclosures regarding fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The Company uses a three-tier fair value hierarchy based upon observable and non-observable inputs as follow:

•	Level 1 – Quoted market prices in active markets for identical assets and liabilities;
•	Level 2 – Inputs, other than level 1 inputs, either directly or indirectly observable; and
•	Level 3 – Unobservable inputs developed using internal estimates and assumptions (there is little or no market date) which reflect those that market participants would use.

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The Company records its derivative activities at fair value, which consisted of warrants as of March 31, 2015. The fair value of the warrants was estimated using the Monte Carlo Simulation model. Gains and losses from derivative contracts are included in net gain (loss) from derivative contracts in the statement of operations. The fair value of the Company’s derivative warrants is classified as a Level 3 measurement, since unobservable inputs are used in the valuation.

The following table presents the fair value for those liabilities measured on a recurring basis as of March 31, 2015 and December 31, 2014:

FAIR VALUE MEASUREMENTS ( In Thousands)

The following is summary of items that the Company measures at fair value on a recurring basis:

	Fair Value at March 31, 2015

	Level 1	Level 2	Level 3	Total

Public offering warrants	$—	$—	$(365)	$(365)
Series B warrants	—	—	(991)	(991)

Total long-term liabilities at fair value	$—	$—	$(1,356)	$(1,356)

	Fair Value at December 31, 2014

	Level 1	Level 2	Level 3	Total

Public offering warrants	$—	$—	$(587)	$(587)
Series B warrants	—	—	(1,483)	(1,483)

Total long-term liabilities at fair value	$—	$—	$(2,070)	$(2,070)

As of March 31, 2015, the fair value of warrants we approximately $1.4 million. A net change of approximately $714,000 has been recorded to the accompanying statement of operations for the three months ended.

4.  STOCKHOLDERS’ DEFICIT

Common Stock

The Company has authorized 195 million shares of common stock with $0.001 par value, of which 100.1 million were issued and outstanding as of March 31, 2015. For the year ended December 31, 2014, there were 195 million authorized shares of common stock, of which 96.9 million were issued and outstanding.

For the three months ended March 31, 2015, the Company issued 3,165,978 shares of common stock as listed below:

New Issuance - For Cash	2,499,999
Series B Dividends	138,805
Option Exercised	168,558
Repayment of Loan	358,616
Total	3,165,978

Preferred Stock; Series B Convertible Preferred Stock

The Company has authorized 5,000,000 shares of preferred stock with a $.001 par value. The board of directors has the authority to issue these shares and to set dividends, voting and conversion rights, redemption provisions, liquidation preferences, and other rights and restrictions. The board of directors designated 525,000 shares of preferred stock as redeemable convertible preferred stock, none of which remain outstanding, and 3,000 shares of preferred stock as Series B Preferred Stock, of which 1,277 shares were issued and outstanding at both March 31, 2015 and December 31, 2014.

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Pursuant to the terms of the Series B Preferred Stock set forth in the Certificate of Designations, Preferences and Rights designating the Preferred Stock (the “Preferred Stock Designation”), shares of Series B Preferred Stock are convertible into common stock by their holder at any time, and will be mandatorily convertible upon the achievement of certain conditions, including the receipt of certain approvals from the U.S. Food and Drug Administration and the achievement by the Company of specified average trading prices and volumes for the common stock. The original conversion price was $0.68 per share, such that each share of Series B Preferred Stock would convert into 1,471 shares of common stock, subject to customary adjustments, including any accrued but unpaid dividends and pursuant to certain anti-dilution provisions, as set forth in the Preferred Stock Designation. As a result of the operation of anti-dilution provisions, as of March 31, 2015 the conversion price was $0.1394 per share, such that each share of Series B Preferred Stock would convert into 7,747 shares of common stock.

Holders of the Series B Preferred Stock were entitled to quarterly dividends at an annual rate of 5.0% through the quarter ended December 31, 2013, and are entitled to quarterly dividends at an annual rate of 10.0% thereafter, in each case, payable in cash or, subject to certain conditions, common stock, at the Company’s option. Accrued dividends totaled approximately $32,500 at March 31, 2015. Each share of Series B Preferred Stock is entitled to a number of votes equal to the number of shares of common stock into which the Series B Preferred Stock is convertible. As long as shares of the Series B Preferred Stock are outstanding, and until the receipt of certain approvals from the U.S. Food and Drug Administration and the achievement by the Company of specified average trading prices and volumes for the common stock, the Company may not incur indebtedness for borrowed money secured by the Company’s intellectual property or in excess of $2.0 million without the prior consent of the holders of two-thirds of the outstanding shares of Series B Preferred Stock. The Company may redeem the Series B Preferred Stock after the second anniversary of issuance, subject to certain conditions. Upon the Company’s liquidation or sale to or merger with another corporation, each share of Series B Preferred Stock will be entitled to a liquidation preference of $1,000 per share, plus any accrued but unpaid dividends.

The Series B Preferred Stock was issued with Tranche A warrants to purchase 1,858,089 shares of common stock and Tranche B warrants purchasing 1,858,088 shares of common stock, both at an exercise price of $1.08 per share. Pursuant to the terms of the Tranche B warrants, their exercise price will be reduced, and the number of shares of common stock into which those warrants are exercisable will be increased, if the Company issues shares at a price below the then-current exercise price. At March 31, 2015, the exercise price of Tranche B warrants was $0.1394 per share, convertible into 14,195,525 shares of common stock. As a result of the anti-dilution provisions, the Company is required to account for the warrants as a liability recorded at fair value each period. The Company values the warrants using a Monte Carlo Simulation model. Of the $2.6 million in proceeds from issuance of the Series B Preferred Stock, the Company originally allocated $873,000 to the fair value of the warrants. At December 31, 2014, the fair value of these warrants was approximately $1.5 million. As of March 31, 2015, the fair value of these warrants was estimated at approximately $991,000.

Warrants

The following table summarizes transactions involving the Company’s outstanding warrants to purchase common stock for the quarter ended March 31, 2015:

Warrants (Underlying Shares)
Outstanding, January 1, 2015	29,796,154
Issuances	2,249,422
Canceled / Expired	(3,590,522)
Exercised	—
Outstanding, March 31, 2015	28,455,054

The Company had the following shares reserved for the warrants as of March 31, 2015:

Warrants (Underlying Shares)		Exercise Price	Expiration Date
6,790	(1)	$1.0100 per share	September 10, 2015
439,883	(2)	$0.6800 per share	March 31, 2016
285,186	(3)	$1.0500 per share	November 20, 2016
1,858,089	(4)	$1.0800 per share	May 23, 2018
14,195,525	(4)(5)	$0.1394 per share	May 23, 2018
200,000	(6)	$0.5000 per share	April 23, 2019
561,798	(6)	$0.4500 per share	May 22, 2019
184,211	(7)	$0.3800 per share	September 10, 2019
325,521	(8)	$0.4601 per share	September 27, 2019
8,392,707	(9)	$0.2250 per share	December 2, 2019
755,344	(10)	$0.2812 per share	December 2, 2019
1,250,000	(11)	$0.2550 per share	March 30, 2018

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_________________________

(1)	Consists of outstanding warrants issued in conjunction with a September 2010 private placement.
(2)	Consists of outstanding warrants issued in conjunction with a buy-back of a minority interest in the Company’s subsidiary in December 2012, which were issued in February 2014.
(3)	Consists of outstanding warrants issued in conjunction with a November 2011 private placement.
(4)	Consists of outstanding warrants issued in conjunction with a May 2013 private placement.
(5)	Underlying shares increased from 1,858,089 to 14,395,522, and per share exercise price decreased from $1.08 to $0.1394, pursuant to the anti-dilution provisions in the warrants, as a result of the operation of anti-dilution provisions.
(6)	Consists of warrants issued to a placement agent in connection with a senior convertible notes offering.
(7)	Consists of outstanding warrants issued to a placement agent in conjunction with a secured note offering.
(8)	Consists of outstanding warrants issued in conjunction with a Regulation S offering.
(9)	Consists of outstanding warrants issued in conjunction with a 2014 public offering.
(10)	Consists of outstanding warrants issued to a placement agent in conjunction with a 2014 public offering.
(11)	Consists of outstanding warrants issued in conjunction with a March 2015 private placement.

5.   STOCK OPTIONS

Under the Company’s 1995 Stock Plan (the “Plan”), a total of 6,509,411 shares remained available at March 31, 2015 6,745,808 shares were subject to stock options outstanding as of that date, bringing the total number of shares subject to stock options outstanding and those remaining available for issue to 13,255,219 shares of common stock as of March 31, 2015. The Plan allows the issuance of incentive stock options, nonqualified stock options, and stock purchase rights. The exercise price of options is determined by the Company’s board of directors, but incentive stock options must be granted at an exercise price equal to the fair market value of the Company’s common stock as of the grant date. Options historically granted have generally become exercisable over four years and expire ten years from the date of grant.

A summary of the Company’s activity under the Plan as of March 31, 2015 and changes during the three months then ended is as follows:

	Shares	Weighted average exercise price	Weighted average remaining contractual (years)	Aggregate intrinsic value (thousands)
Outstanding, January 1, 2015	6,940,395	$0.66	6.97	$625,412
Granted	1,000	0.19
Exercised / Expired	(195,587)	0.49
Outstanding, March 31, 2015	6,745,808	$0.66	5.34	$56,830

Vested and exercisable, March 31, 2015	5,929,916	$0.67	4.92	$56,830

The Company estimates the fair value of stock options using a Black-Scholes valuation model. Key input assumptions used to estimate the fair value of stock options include the expected term, expected volatility of the Company’s common stock, the risk free interest rate, option forfeiture rates, and dividends, if any. The expected term of the options is based upon the historical term until exercise or expiration of all granted options. The expected volatility is derived from the historical volatility of the Company’s stock on the OTCBB market for a period that matches the expected term of the option. The risk-free interest rate is the constant maturity rate published by the U.S. Federal Reserve Board that corresponds to the expected term of the option.

6.   LITIGATION AND CLAIMS

From time to time, the Company may be involved in various legal proceedings and claims arising in the ordinary course of business. Management believes that the dispositions of these matters, individually or in the aggregate, are not expected to have a material adverse effect on the Company’s financial condition. However, depending on the amount and timing of such disposition, an unfavorable resolution of some or all of these matters could materially affect the future results of operations or cash flows in a particular period.

As of March 31, 2015 and December 31, 2014, there was no accrual recorded for any potential losses related to pending litigation.

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7.   NOTES PAYABLE

Short Term Notes Payable

At March 31, 2015 and December 31, 2014, the Company maintained notes payable and accrued interest to related parties totaling $638,000 and $609,000, respectively. These notes are short term, straight-line amortizing notes. The notes carry an annual interest rate of between 5% and 10%.

At March 31, 2015, the Company maintained a note payable to Premium Assignment Corporation, an insurance premium financing company, of approximately $100,000. This note is 10 month straight-line amortizing loan dated June 24, 2014. The note carries annual interest of 4.6%. The balance due to on the Premium Assignment note was approximately $9,500 and $37,000 at March 31, 2015 and December 31, 2014, respectively.

On September 10, 2014, the Company sold a secured promissory note to Tonaquint, Inc., with an initial principal amount of $1,275,000, for a purchase price of $700,000 (an original issue discount of $560,000). The Company may prepay the note at any time. The note is secured by the Company’s current and future accounts receivable and inventory, pursuant to a security agreement entered into in connection with the sale. On March 10, 2015, the Company amended the terms of the note to extend the maturity until May 10, 2015. During the extension, interest accrues on the note at a rate of the lesser of 18% per year or the maximum rate permitted by applicable law. Pursuant to the terms of the amended note, on March 19, 2015, Tonaquint converted $50,000 of the outstanding balance into 358,680 shares of common stock. On April 10, 2015, Tonaquint elected to convert an additional $50,000 of the outstanding balance into shares of common stock, but the Company exercised its right to deliver cash in lieu of shares. On April 22, 2015, Tonaquint converted an additional $50,000 of the outstanding balance into 478,240 shares of common stock. On May 4, 2015, the Company further amended the terms to extend the maturity until July 10, 2015 and, as a result, Tonaquint has the right to convert an additional $150,000 of the outstanding balance into shares of common stock. See Note 10, Subsequent Events. In connection with the offering, the Company issued its placement agent warrants exercisable for 184,211 shares at $0.38 per share, with an expiration date of September 10, 2019.

Total debt issuance cost capitalized was approximately $130,000. This amount was being amortized over six months and is fully amortized as of March 31, 2015. Total amortized expense for the three months ended March 31, 2015 was approximately $49,000. For the three months ended March 31, 2015, the Company recorded amortization of approximately $213,000 on the discount.  The original issue discount of $560,000 is fully amortized as of March 31, 2015.

Notes Payable

At March 31, 2015, the Company maintained notes payable and accrued interest to related parties totaling approximately $414,000. Those notes are short-term, straight line amortizing notes. The notes carry interest rates between 5% and 10%.

At March 31, 2015, the Company maintained a note payable totaling approximately $165,000 of principal and accrued interest. The note accrues interest at 9% with a 16% default rate, requires monthly payments of $10,000, and matures November 2015. As of March 31, 2015 the note is accruing interest at the default rate.

8.  CONVERTIBLE DEBT

On April 23, 2014, the Company entered into a securities purchase agreement with Magna Equities II, LLC (formerly Hanover Holdings I, LLC), an affiliate of Magna Group (“Magna”), pursuant to which the Company sold Magna a 6% senior convertible note with an initial principal amount of $1.5 million and an 18-month term, for a purchase price of $1.0 million (an approximately 33.3% original issue discount). Additionally, pursuant to the purchase agreement, on May 23, 2014 Magna purchased an additional senior convertible note with an initial principal amount of $2.0 million and an 18-month term, for a fixed purchase price of $2.0 million.

Subject to certain limitations, the remaining convertible note is convertible at any time, in whole or in part, at Magna’s option, into shares of the Company’s common stock, at a conversion price equal to the lesser of $0.55 per share and a 25% discount from the lowest daily volume-weighted average price of the Company’s common stock in the five trading days prior to conversion. At no time will Magna be entitled to convert any portion of the convertible note to the extent that after such conversion, Magna (together with its affiliates) would beneficially own more than 9.99% of the outstanding shares of the Company’s common stock as of such date. As long as Magna or its affiliates beneficially own any of the shares issued upon conversion, they may not engage in any “short sale” transactions in the Company’s common stock and may not sell more than the greater of $15,000 or 15% of the trading volume of the common stock in any single trading day. As of March 31, 2015 and December 31, 2014, the outstanding balance was $785,000 and $783,000, respectively.

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The convertible note includes customary event of default provisions and a default interest rate of 16%. Upon the occurrence of an event of default, Magna may require the Company to pay in cash the “Event of Default Redemption Price,” which is defined as the greater of (i) the product of (A) the amount to be redeemed multiplied by (B) 135% (or 100% if an insolvency related event of default) and (ii) the product of (X) the conversion price in effect at that time multiplied by (Y) the product of (1) 135% (or 100% if an insolvency related event of default) multiplied by (2) the greatest closing sale price of the common stock on any trading day during the period commencing on the date immediately preceding such event of default and ending on the date the Company makes the entire payment required to be made under this provision.

The Company paid to Magna a commitment fee for entering into the purchase agreement in the form of 321,820 shares of common stock. The Company also paid $50,000 of attorneys’ fees and expenses incurred by Magna in connection with the transaction. Total debt issuance costs incurred on the Senior Convertible Note was approximately $844,000. This amount is being amortized over 18 months. Total amortization expense for the period ended was approximately $141,000.

In connection with the sale of the convertible notes, the Company issued its placement agent warrants exercisable for 200,000 shares of common stock at $0.50 per share with an expiration date of April 23, 2019, and warrants exercisable for 561,798 shares of common stock at $0.45 per share with an expiration date of May 22, 2019.

As of March 31, 2015, the Company had issued a total of 2,783,959 shares of common stock in conjunction with conversions of the convertible notes. Subsequent to March 31, 2015, the Company issued 4,720,883 additional shares of common stock, in conjunction with conversions of the convertible notes (See Note 10 – Subsequent Events).

9.  LOSS PER COMMON SHARE

Basic net loss per share attributable to common stockholders amounts are computed by dividing the net loss plus preferred stock dividends and deemed dividends on preferred stock by the weighted average number of shares outstanding during the period.

10.  SUBSEQUENT EVENTS

During the quarter ended March 31, 2015, we had a subscription agreement to sell an aggregate of 4.0 million shares of our common stock and warrants to purchase an additional 2.0 million shares, for an aggregate purchase price of $720,000 in a private placement. For the quarter ended, we consummated the sale of 2.5 million shares of common stock and warrants to purchase an additional 1.25 million shares, for a total of $450,000. In April, 2015, the remainder of the subscription agreement was consummated and a total of 1.5 million shares of our common stock and warrants to purchase an additional 750,000 shares, for an aggregate purchase price of $270,000.

On April 10, 2015, Tonaquint elected to convert an additional $50,000 of the outstanding balance of the Company’s secured note into shares of common stock, but the Company exercised its right to deliver cash in lieu of shares. On April 22, 2015, Tonaquint converted an additional $50,000 of the outstanding balance into 478,240 shares of common stock. On May 4, 2015, the Company further amended the terms to extend the maturity until July 10, 2015 and, as a result, Tonaquint has the right to convert an additional $150,000 of the outstanding balance into shares of common stock.

On April 21, 2015, the Company issued 4,720,883 shares of common stock, in conjunction with conversion of approximately $493,356 in outstanding principal and accrued interest on the senior convertible note held by Magna, leaving a principal balance of approximately $304,000.

Between April 1, 2015 and May 8, 2015, the Company issued 1,250,000 shares of its common stock upon exercise of outstanding warrants at $0.10455 per share, for cash proceeds of approximately $131,000.

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